5/25



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Alea Group Holdings (Bermuda) Ltd.**

***CURRENT ADDRESS** **Crown House, 3rd Floor**
4 Par-la-Ville Road
PO BOX HM 2983
Hamilton HM 08
Bermuda

****FORMER NAME**

****NEW ADDRESS**

FILE NO. 82-34885 **FISCAL YEAR** 2004 12-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF / BY: S. Min

DATE: 06/15/05

Alea

ALEA GROUP HOLDINGS (BERMUDA) LTD

Annual Report and Accounts 2004

We have established a global presence in insurance and reinsurance that is focused on strong customer relationships and driven by operational excellence.

2004 was a year of significant and positive change for Alea. We strengthened our management team, realigned our US operations, instituted more rigorous strategic planning processes including a metrics-driven operating culture, and implemented a new leadership team structure. In addition, we continued to grow our business, principally on the insurance side, bringing that segment into closer balance with our reinsurance portfolio. Mark L Ricciardelli, Chief Executive Officer.

	2004	200
Gross premiums written	**$1,583 million**	$1,300 millio
Net premiums earned	**$1,182 million**	$859 millio
(Loss)/profit after tax	**($5.7 million)**	$41.0 millio
Per share, fully diluted	**($0.03)**	$0.4
Operating profit	**$30.9 million**	$80.8 millio
Per share, fully diluted	**$0.06**	$0.5
Combined ratio[1]	**104.2%**	96.8
Underlying combined ratio[1,2]	**93.9%**	94.5
Annualised dividend	**$0.10**	
Invested assets	**$2,148 million**	$1,582 millio
Net assets per share	**$4.05**	$4.1

1 Calculated on a net earned basis and including other technical charges and income net of reinsurance.
2 Excludes storm losses and prior year reserve development; does not reflect Alea's long-term forecast ratio.

CHAIRMAN'S STATEMENT



The past year was notable for the strong financial and operational steps taken both by the Board and by the management, including the injection of new management talent and a thorough evaluation of claim reserves leading to a substantial increase of such reserves. We believe these actions advance the Group on a path towards fulfilling the inherent promise of the Alea business strategy.

Market environment

From an operating standpoint, 2004 was a challenging year for the industry and for the Group. Storms in the Caribbean, southeastern US and the Pacific combined to produce record catastrophe losses for the industry estimated at between $35 billion and $40 billion. In addition, the industry continued to recognise claims development in US casualty business written between 1997 and 2002. Alea was not immune to either of these trends. In addition, the industry is faced with the reality of a low US interest rate environment, with its consequential effects on returns on assets held, which further emphasises the importance of underwriting profitability.

As a partial offset, continued advances in technology have led to improved risk selection and risk management. Taken together, these market environment factors – storms, adverse development, low interest rates and improved technology – are producing a moderation in the anticipated decline in rates as we move through the underwriting cycle.

Outlook for 2005

Alea continues to benefit from the current rate environment, although we expect to see some pressure on terms and conditions. Underwriting conditions in our target markets continue to provide opportunities for returns above our hurdle rates. I believe this rate environment, combined with the actions taken by management in 2004, leaves Alea well placed to deliver a solid performance for shareholders in 2005 and beyond.

Dividend

I am pleased to report that Alea is recommending a final dividend of $0.07 per share which, when added to the interim dividend of $0.03 per share, will bring the total dividend for 2004 to $0.10 per share or $17.4 million in aggregate. This dividend policy is indicative of the Board's belief in Alea's long-term ability to generate significant returns for shareholders. Subject to shareholder approval, this dividend will be paid on 10 June 2005 to those shareholders on the share register at close of business on 13 May 2005.

Board additions

In June 2004, Mark L Ricciardelli succeeded Dennis Purkiss as CEO. I would like to thank Dennis for his contribution to Alea. Mark has 29 years of experience in the insurance industry, including the last 16 years at General Electric where he was most recently President and CEO of Global Casualty for GE's Employers Reinsurance Corporation.

In September 2004, Edward B Jobe was appointed to the Board as an independent director and member of the Audit Committee. Ed brings a wealth of market experience and relationships to Alea, having served as Chairman and CEO of American Re until he retired in 1996.

Finally, I wish to thank my fellow Directors, management and staff for their commitment and effort during a difficult year. This, combined with the support of brokers, customers and shareholders, has allowed the Group to achieve notable progress in 2004. I am confident that Alea is well positioned to build value in the year ahead.

John Reeve
Chairman
15 March 2005

CHIEF EXECUTIVE OFFICER'S REPORT



I am pleased to report that our comprehensive global reserve review is complete. We are confident we have taken the necessary steps to ensure our reserving approach is sufficiently rigorous. Although this exercise has impacted 2004 financial performance, I believe it enables us to focus on our core strategy and enhance shareholder value.

2004 initiatives

During 2004 the business has implemented a number of initiatives to strengthen Alea and position the Group for profitable growth:

Management

- recruiting management talent to strengthen strategic planning, marketing communications, investor relations, and actuarial pricing and reserving.
- supplementing our technical skill base adding underwriting and actuarial talent in the growth areas of our business.
- realigning our North American operations to streamline decision-making, improve productivity and provide greater resources to our growing insurance portfolio.

Operations

- developing and implementing an advanced metrics-driven performance management system that allows us to monitor and respond to our business proactively.
- enhancing the planning processes, bringing greater transparency to our global business.
- enhancing controls and operating infrastructure across enabling functions.

Business review

- conducting an in-depth product line review and initiating a process of portfolio segmentation to facilitate cycle management.
- identifying $97 million of strategic exits, primarily in US casualty reinsurance.
- initiating a comprehensive review of our expense base to improve productivity.
- completing a global, in-depth reserve study in co-operation with claims staff and legal counsel.

Alea has experienced significant change and progress in 2004. We will continue to improve and strengthen Alea in 2005.

Reserve review

The review has resulted in an increase in reserves during the second half of the year of $72.5 million, in line with the January 2005 estimate of $60 million to $80 million. This increase was the result of higher claims activity, an in-depth evaluation of actual and expected claims, which included site visits at a number of ceding companies, and the global application of actuarial processes, procedures and policies.

In aggregate the Group recorded net post-discount prior year total reserve additions of $93.7 million in 2004, producing a 104.2% combined ratio. Of the $93.7 million, 98% is attributable to US and European reinsurance business and includes first half adverse reserve development of $21.2 million.

US casualty reinsurance accounted for $58.8 million of the reserve development and, of this, approximately two-thirds was attributable to five reinsurance contracts written between 1999 and 2002. These contracts have subsequently not been renewed.

European reinsurance accounted for $33.2 million of the adverse reserve development, relating to accounts written by Rhine Re in 2000 and prior. Reserve increases in Alea Europe reflect a decision to apply more conservative estimates of long-term development to the overall paid claims projections. This gives greater weight to outstanding claims data than in previous years. Actual cash flows on this business remain largely within expectations.

This review reinforced our belief in Alea's business model as our core insurance and reinsurance portfolios continue to perform in line with expectations. Our growing insurance business generated a combined ratio for 2004 of 89.1%, which contributed to our strong underlying combined ratio of 93.9%. The review also reaffirmed our belief in the high quality of our underwriting and reserving systems.

Storms

Our previously announced initial estimate of ultimate pre-tax net loss for the third quarter hurricanes was $55 million, based on our extensive database and internal modelling capabilities as well as on-site evaluations. We are now lowering our loss estimate to $51.4 million, including $41.9 million relating to the hurricanes. On 26 December 2004, the South Asian earthquake and tsunami resulted in a significant loss of life and destruction; however, the Group's exposure to this disaster is minimal.

Windstorm Erwin hit northern Europe and Scandinavia in early January 2005 and was one of the most severe storms to have affected the region in the past 15 years. Industry estimates place total losses between $1.3 billion and $1.7 billion. Alea's preliminary pre-tax estimate of losses from this windstorm is between $20 million and $25 million reflecting losses from five major programmes in Denmark and Sweden.

Management

Alea continues to mature and is evolving into an increasingly sophisticated global portfolio of businesses. A critical aspect of this evolution is the need to transition from a transaction-orientated management style to one that is more strategically driven. To assist us in making this transition, we have added to our intellectual capital by recruiting a number of talented and experienced insurance industry professionals.

Renewals

The first quarter renewal season is important for Alea Europe, although a significant proportion of our business renews in later quarters. In 2005 the Group has declined renewals representing approximately 18% of the portfolio due for renewal in the first quarter. These strategic exits, representing $97 million of business, were primarily in US casualty reinsurance. This business was not renewed because it fell below our profitability hurdles, had deterioration in terms and conditions, or was outside our core strategy. In addition the 2001–03 Bristol West contract was commuted with effect from 1 January 2005. This contract performed in line with our expectations.

First quarter renewal season (%)


100
75
50
25
0
Total business written Q1 04
Non-renewed
Renewed
Rate increase net of claims inflation
Volume increase
New business
Total portfolio Q1 05

On our core portfolio, rate increases are approximately equal to claims inflation and consequently we expect the strong underwriting conditions experienced in 2004 to continue. We have also seen a 6% increase in new business and a 5% increase in our line share reflecting the strength and increased recognition of our marketing efforts.

Prospects

We continue to see selective growth opportunities in our insurance and reinsurance businesses, with relatively higher growth expected from insurance. Our primary focus remains small to medium-size businesses and low to medium volatility risks.

Looking ahead, our renewals experience to date together with our claims and expense initiatives lead us to anticipate steady growth at acceptable rates and terms. We remain committed to our long-term goal of a 12% to 15% post-tax operating profit return on equity.

Mark L Ricciardelli
Chief Executive Officer
15 March 2005

OPERATING REVIEW

The Group has experienced sound performance for the 2003 and 2004 underwriting years. This demonstrates the success of our core strategy of providing insurance and reinsurance coverage for small to mid-market clients or divisions of larger companies in the US, Europe and the UK.

	Gross premiums written Year ended			Net premiums earned Year ended		
	31 Dec 2004 $'m	31 Dec 2003 $'m	Growth %	**31 Dec 2004 $'m**	31 Dec 2003 $'m	Growth %
Alea Alternative Risk	**445.6**	261.1	71	**234.1**	97.9	139
Alea London[1]	**581.8**	566.1	3	**496.6**	407.7	22
Alea Europe	**238.5**	190.1	25	**216.1**	163.6	32
Alea North America	**316.7**	282.9	12	**235.3**	189.3	24
Total[2]	**1,582.6**	1,300.2	22	**1,182.1**	858.5	38

1 Including Bristol West.
2 Excluding Bristol West, gross premiums written are $1,433.2 million (2003: $1,141.7 million).

Insurance and reinsurance portfolios

The prospects for our growing insurance portfolio are promising. In 2004 insurance represented 41% of the Group's gross written premium, rising to 46% when amounts relating to the Bristol West contract are excluded. The majority of this growth is from Alea Alternative Risk, which distributes unbundled products in the US through risk sharing partners. We expect our insurance business to continue to grow faster than reinsurance, albeit at a slower pace than in 2004.

Gross premiums written excluding Bristol West ($'m)


Insurance
Reinsurance
1600
1400
1200
1000
800
600
400
200
0
2000
2001
2002
2003
2004

Gross premiums written	Year ended 31 December 2004 $'m	%	Year ended 31 December 2003 $'m	%
Insurance	**653.7**	**41**	432.4	33
Reinsurance	**928.9**	**59**	867.8	67
Total[1]	**1,582.6**	**100**	1,300.2	100

1 Excluding Bristol West, 2004 GPW: 46% insurance (2003: 38%).

We commenced writing significant volumes of insurance business in 2001, with $56 million of gross written premiums in that year. Consequently we have avoided most of the industry problems arising from underwriting years 1997 to 2001. Insurance reserves continue to develop in line with expectations, with the strong 2004 and 2003 underwriting years delivering a combined ratio of 89.1% (2003: 104.1%). Reinsurance business accounted for 98% of our adverse reserve development and is reflected in the 110.9% combined ratio (2003: 93.5%).

Combined ratio	Year ended 31 December 2004	Year ended 31 December 2003
Insurance	**89.1%**	104.1%
Reinsurance	**110.9%**	93.5%

Lines of business

We seek to write a balanced portfolio of property and casualty business. The mix between property and casualty in 2004 was similar to 2003 and we are not expecting significant changes in 2005. 74% of insurance business is casualty (2003: 78%), falling to 72% for our reinsurance business (2003: 67%).

Lines of business[1]


Property
General liability
Motor
Workers' compensation
Professional
Other

1 Excluding Bristol West

Gross premiums written	Year ended 31 December 2004 $'m	%	Year ended 31 December 2003 $'m	%
Casualty	**1,156.0**	**73**	923.8	71
Property	**399.6**	**25**	324.4	25
Other	**27.0**	**2**	52.0	4
Total[1]	**1,582.6**	**100**	1,300.2	100

1 Excluding Bristol West: 2004, GPW: 70% casualty (2003: 68%).

Excluding the Bristol West motor reinsurance contract our casualty portfolio in 2004 was 35% general liability, 28% motor, 22% workers' compensation, 14% professional liability, and 1% other.

ALEA ALTERNATIVE RISK ('AAR') – INSURANCE



Alea Alternative Risk offers a wide range of commercial lines insurance and reinsurance solutions to clients who share risk and unbundled services. Alea Alternative Risk underwrites for, and on behalf of, Alea North America Insurance Company, an admitted carrier, and Alea North America Specialty Insurance Company, which has surplus lines authority.

Results

AAR is the Group's fastest growing segment, with growth due to a high renewal rate (90% renewal retention ratio in 2004), an increased number of opportunities in the sector and underlying growth within existing programmes. Substantial premium volume is shared with partners. The ratio of net earned to gross earned premiums is 58% (2003: 48%) which is the result of an effort to retain a more significant risk position. AAR's gross premiums written earn over three financial years with approximately 25% being earned in year one, 65% in year two and 10% in year three. In 2004 the benefits of the growth in 2003 flowed into 2004 earnings.

The improvement in the loss ratio is due to price increases, minimal adverse reserve development on prior years and an improving mix of business. The 4.5 point improvement in the expense ratio reflects increasing absorption of necessary infrastructure costs as the business achieves scale.

AAR provides commercial programme insurance solutions to middle market and small accounts within the US market. All programmes include unbundled services and risk sharing by the client. AAR partners with underwriting managers, typically Managing General Agents ('MGAs') or Managing General Underwriters ('MGUs'), third party administrators and other service providers to deliver an unbundled insurance product. All clients assume a risk position irrespective of whether the programme is managed through a captive, rent-a-captive or a structured loss-sharing mechanism. This ensures their interests are aligned with ours.

AAR focuses on workers' compensation (49% of 2004 gross premiums written), general liability (24%), auto liability (20%) and property (7%) lines of business. Within these lines, AAR's preferred market segments are retail, wholesale, service operations, artisan contracting, light manufacturing, residential and automobile businesses.

The business model includes a multi-disciplined approach to underwriting, reflecting high transaction volumes and comprehensive review and monitoring of the business. Nearly 200 compliance, claims, loss control, finance, and underwriting audits were completed during 2004. In addition, AAR closely monitors the credit risk and collateral posted on its behalf. By creating a strong control environment, AAR can properly monitor its business partners and products. Insurance processes are inherently more expensive than reinsurance and, consequently, given AAR's relative growth rate we anticipate this segment will increase the Group's 2005 expense ratio.

	Year ended		
Summary of results	31 Dec 04 $'m	31 Dec 03 $'m	Change
Gross premiums written	**445.6**	261.1	+71%
Net premiums earned	**234.1**	97.9	+139%
Underwriting result after allocated investment return	**55.6**	4.4	+1,164%
Expense ratio	**31.8%**	36.3%	+4.5pts
Loss ratio	**53.7%**	72.1%	+18.4pts
Combined ratio	**85.5%**	108.4%	+23pts
Net reserves	**146.8**	74.6	+97%

Outlook

Although the book is relatively young, with business first being written in 2001, AAR's underwriting team has an average of 20 years' experience in the insurance market. Claims experience to date has been in line with expectations. Management is confident of being able to continue to grow the book profitably.

For business renewing in January 2005 rates were relatively flat with US general liability and automobile business providing rate increases of up to 3% and workers' compensation declining by up to 2%. Although deductions are also relatively flat, there is pressure on terms and conditions.

Although the specialist insurance market will not grow as rapidly as it has over the last few years, management are confident of being able to grow the AAR book profitably as substantial opportunities remain.

ALEA LONDON – INSURANCE AND REINSURANCE







Alea London is the Group's access point to the London global insurance and reinsurance marketplace, transacting an international book of business through the London broker network. Our business includes specialty and non-traditional insurance, reinsurance and excess and surplus lines insurance.

Results

Alea London is a non-syndicated London market operation, managing an international book of business sourced through the London broker market. Insurance business represented 53% of total gross premiums written (excluding Bristol West) in 2004 (2003: 47%). Alea London's insurance business is expected to grow faster than reinsurance, albeit at a slower rate than previously noted. Its reinsurance portfolio is expected to grow selectively in 2005.

Alea London writes the majority of the Group's property catastrophe portfolio outside of continental Europe, and consequently its 2004 operating performance was impacted by the second half storms. Alea London also wrote 22% of the Group's US casualty business in 2002 and earlier, including one of the five large professional liability contracts which together contributed two-thirds of the Group's US casualty development. The contract was subsequently not renewed.

The storms and reserve development impacted Alea London's and the Group's loss ratios by 13.9% and 5.8% respectively. Claims experience on Alea London's insurance portfolio and on its non-US casualty reinsurance lines of business are in line with expectations. The expense ratio is 0.9 points lower than 2003 due to foreign exchange effects and the inclusion of some non-repeating expenses.

	Year ended		
Summary of results	**31 Dec 04 $'m**	31 Dec 03 $'m	Chang
Gross premiums written[1]	**581.8**	566.0	+3
Net premiums earned	**496.6**	407.7	+22
Underwriting result after allocated investment return	**4.3**	68.1	-94
Expense ratio	**32.4%**	31.5%	-0.9 pt
Loss ratio	**71.0%**	55.2%	-15.8 pt
Combined ratio	**103.4%**	86.7%	-16.7 pt
Underlying combined ratio[2]	**89.5%**	86.1%	-3.4 pt
Net reserves	**330.9**	198.5	+67

1 Including Bristol West premiums of $149.4 million (2003: $158.5 million).
2 Reported combined ratio excluding storm losses and prior year reserve additions.

The growth in net premiums earned reflects the impact of the increase in gross premium volumes in 2003 and 2004. Alea London's gross premiums written earn approximately 55% in year one, 35% in year two and 10% in year three.

Gross premiums written through the Bristol West contract were $149.4 million (2003: $158.5 million). $56.5 million of unearned premium is carried forward into 2005; however, as this contract was commuted with effect from 1 January 2005 these premiums will be recorded as a reduction to gross written premium in the 2005 financial statements with no impact on net earned premium or profit. The contract performe in line with expectations, generating $4.5 million of underwriting profit in 2004 (2003: $3.8 million).

In 2004 both the insurance and reinsurance portfolios (excluding Bristol West) were approximately 60% casualty and 40% property. Alea London writes a range of insurance business through strategic relationships with MGAs and MGUs including general liability, property and motor, including the previously announced partnerships with Endsleigh Insurance Services and Kinetic Underwriting Concepts to write specialis UK motor insurance. Over 50% of the casualty book is general liability, with professional liability accounting for less than 7%. A significant proportion of Alea London's insurance activity is excess and surplus lines business. This is showing growth in a favourable rate environment

Outlook

2005 insurance rates have shown improvements of up to 5% and are mainl flat net of claims inflation. Reinsurance casualty classes are experiencin rate increases of up to 5% with the exception of non-US general liability which is forecast to reduce by up to 5%. Property catastrophe rates outside the US are down by between 5% to 10%, excepting areas affected by the third quarter hurricanes where increases are being seen. US property catastrophe pricing is flat. Terms and conditions remain stable

In the first quarter renewal season Alea London recorded an 84% renew retention ratio reflecting strategic exits in US casualty. Overall pricing fc Alea London continues to be attractive and should continue to be so through 2005.

ALEA EUROPE – REINSURANCE



Focused on Continental reinsurance market solutions, Alea Europe's strengths include local market knowledge, and familiarity with the geographic uniqueness and cultural background of target markets. In addition, Alea Europe is recognised as a quoting market in selected areas, with a focus on commercial property and motor. Most prominent target markets include Germany, Austria, France and Spain.

Results

Alea Europe primarily reinsures property and casualty treaty business, which represents 92% of total gross premiums written in 2004 (2003: 97%), of which property represents 57% and casualty 34%. Within the casualty portfolio 62% is motor, 16% is professional liability and 10% general liability. Typical customers are mutual insurance companies with less than $500 million of capital.

	Year ended		
Summary of results	**31 Dec 04 $'m**	31 Dec 03 $'m	Change
Gross premiums written	**238.5**	190.1	+25%
Net premiums earned	**216.1**	163.6	+32%
Underwriting result after allocated investment return	**1.3**	11.1	-88%
Expense ratio	**33.4%**	37.6%	+4.2 pts
Loss ratio	**75.3%**	63.0%	-12.3 pts
Combined ratio	**108.7%**	100.6%	-8.1 pts
Underlying combined ratio[1]	**93.4%**	100.6%	+7.2%
Net reserves	**340.6**	208.5	+63%

1 Combined ratio excluding storm losses and prior year reserve additions.

The increase in gross premiums written and net premiums earned is primarily due to strong business retention, as a result of excellent client relationships, and a significant amount of new business. The majority of Alea Europe's business renews in the first quarter. The renewal retention ratio in 2004 was 73%. This relatively low renewal rate reflects Alea Europe's reduction in marine business at the end of 2003. The renewal retention rate increased to 85% in 2005. Approximately 90% of Alea Europe's business earns in year one.

The majority of the adverse development of $33.2 million related to credit (a business from which Alea Europe withdrew in 2002), marine (materially withdrew in 2000, further withdrew in 2003) and aviation (withdrew in 2001) written by Rhine Re in underwriting years 2000 and prior. The development taken is different in nature to our US casualty development as it relates to a large number of small accounts rather than any large single contracts. Driven by our visits to primary companies we now anticipate claims will be paid over a longer period than previously estimated. The reserve changes are not being driven by new large claims. Instead we anticipate further modest development as the claims are settled. The impact of the development on Alea Europe's and the Group's loss ratios is 15.3 points and 2.8 points respectively.

Alea Europe's expense ratio has improved by 4.2 points. Administrative expenses have increased by only $2 million in 2004 while net premiums earned have increased by over $50 million, reflecting the focused expense management in place.

Key markets are Germany, France, Austria and Spain, which together account for 68% of 2004 gross premiums written. Since 2001, focus has been placed on increasing the number of contracts where a lead position is taken, thereby providing greater control over terms and conditions together with a deeper understanding of the customer base. In order to develop a stronger relationship with cedants we have been increasingly managing relationships directly rather than through brokers. In 2004 59% of premium volume was direct (2003: 45%).

Outlook

For 2005, casualty rates across target European countries and lines are mainly flat, or have improved by up to 5%. Deductions and other terms and conditions are also relatively unchanged. European property catastrophe rates are down by 5 to 10%. Alea Europe expects to record selective growth in 2005.

ALEA NORTH AMERICA ('ANA') – REINSURANCE





Alea North America is a property and casualty reinsurer operating in the North American broker market. We focus on working layer business for small and specialty clients. Much of our portfolio consists of lower volatility, shorter duration lines of business, which allows for a comprehensive actuarial analysis. Our highly experienced underwriting staff have developed an excellent broker and client relationship network. We are dedicated to providing superior underwriting and account transaction services.

Results

ANA is the Group's main access point to the North American reinsurance treaty market. ANA focuses on traditional reinsurance solutions for small and mid-size insurance companies, specialty insurers and specialty divisions of larger companies that provide coverage to small and medium-sized insurance companies. In 2004 ANA's business was split between motor (38%), general liability (30%), professional liability (20%), workers' compensation (6%) and property (6%). ANA's strategy is to reduce earnings volatility by focusing on working-layer business which is typically characterised by a shorter duration and a lower volatility than higher layer excess business. A typical risk would be professional cover for suburban bookkeepers, or general cover for family-owned construction companies.

Summary of results	Year ended 31 Dec 04 \$'m	Year ended 31 Dec 03 \$'m	Chang
Gross premiums written	**316.7**	282.9	+12%
Net premiums earned	**235.3**	189.3	+24%
Underwriting result after allocated investment return	**(18.7)**	5.0	-474%
Expense ratio	**37.1%**	38.7%	+1.6 pt
Loss ratio	**81.4%**	68.7%	-12.7 pt
Combined ratio	**118.5%**	107.4%	-11.1 pt
Underlying combined ratio[1]	**110.2%**	95.8%	-5.4 pt
Net reserves	**289.4**	190.4	+52%

1 Combined ratio excluding storm losses and prior year reserve additions.

The significantly higher growth in net earned over gross written premiums is due to the volume of business written in the second half of 2003 which predominantly earned in 2004. ANA's business earns approximately 35% in year one, 60% in year two and 5% in year three.

For presentation purposes, ANA's operating result includes the majority of Alea Bermuda's operating result (the remainder is in AAR). In 2001 an earlier, when the Group did not have US licences, reinsurance business was written in Alea Bermuda. As these years include the majority of the adverse development recorded in 2004, a significant proportion of the loss has been recorded in Alea Bermuda.

Between 1999 and 2002 ANA and Alea Bermuda wrote 78% of the Group's US casualty portfolio. ANA's result includes the majority of the Group's US casualty development of \$58.8 million as it wrote four of the five contracts which together accounted for approximately two-thirds o the Group's aggregate reserve development for this line of business. These accounts were cancelled between 1999 and 2002. The main lines (business in ANA affected by the adverse development are professional liability (primarily Errors and Omissions and Directors and Officers) and umbrella general liability. The development impacts ANA and the Group's loss ratio by 17.3 points and 3.4 points respectively. Excluding th results of Alea Bermuda and the 2001 and 2002 underwriting years the ANA combined ratio was 94.5% (2003: 92.3%).

ANA differentiates itself by focusing on service. A recent independent survey ranked ANA as first amongst its target brokers for strength of underwriting relationships, responsive service and timely claims payments. ANA's renewal retention ratio for 2004 was 83%.

Outlook

2005 underwriting conditions in US casualty business remain strong, with rates either flat or slightly increasing. Prospectively ANA intends to focus on managing its existing portfolio and consequently is not expected to grow as fast as the rest of the Group.

FINANCIAL REVIEW

Combined ratio

The combined ratio for 2004, calculated on a net earned basis, was 104.2% (2003: 96.8%). The 7.4 point negative movement over 2003 includes a negative 8.8 point movement in the loss ratio to 70.4% (2003: 61.6%) partially offset by a 1.4 point positive movement on the expense ratio to 33.8% (2003: 35.2%) due to a reduction in technical charges.

The 2004 combined ratio can be analysed as below:

	Year ended 31 Dec 04 %	31 Dec 03 %
Reported combined ratio	**104.2**	96.8
Catastrophes[1]	**(2.4)**	–
Combined ratio net of catastrophes	**101.8**	96.8
Reserve increases		
US casualty reinsurance	**(5.0)**	(2.8)
European casualty reinsurance	**(2.8)**	(0.8)
Other	**(0.1)**	(0.3)
Underlying combined ratio	**93.9**	94.5

1 Includes impact of catastrophes on loss reserves and impact of reinstatement premiums and net earned premiums.

Overall loss development for the 2003 and 2004 underwriting years across our insurance and reinsurance portfolio remains in line with expectations and has contributed to the underlying combined ratio of 93.9%. The underlying combined ratio is not indicative of long-term reported performance.

Combined ratio (%)


Loss
Expenses
Prior Year Reserves
Catastrophes
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004

Reserves and claims

2004 catastrophe activity

Alea's original reported estimate for net catastrophe losses was $55 million, which it has subsequently revised to $51.4 million. The Group's planned catastrophe provision was $21.3 million. Losses per event net of reinsurance and after reinstatement provisions are below.

Event	Pre tax loss ($'m)
Caribbean and US hurricanes	
Charley	4.9
Frances	12.2
Ivan	20.6
Jeanne	4.2
Total hurricanes	41.9
Typhoon Songda	9.5
Total catastrophe losses	51.4

The Group's Caribbean exposures were focused in Grand Cayman and the Bahamas due to their superior building codes and strong pricing. These areas suffered a Category 5 storm in September 2004 with consequential disproportionate catastrophe losses.

Reserves

Total gross reserves before discount and claims handling provisions at the end of 2004 are $1,971.3 million, an increase of 35% over 2003 ($1,463.7 million). On a net basis after reinsurance and discount, this reduces to $1,114.7 million (2003: $672.0 million).

During 2004, the Group increased its estimated reserves for prior year business by $93.7 million, of which $72.5 million was added in the second half of the year. Of the $93.7 million, $92.0 million related to reinsurance business, with $58.8 million relating to US casualty reinsurance underwritten during the 1999 through 2002 underwriting years and $33.2 million related to European reinsurance underwritten in 2000 and prior underwriting years.

The following table analyses Alea's gross reserves between incurred but not reported (IBNR) and case at 31 December 2004. The insurance and reinsurance splits are in line with Alea's typical business tail and the relative maturity of the respective books.

	Insurance	Reinsurance	Total
Case	34%	59%	53%
IBNR	66%	41%	47%

Unpaid losses and loss expenses
When the Group earns premium for the underwriting risks it assumes, it also establishes a corresponding estimate of the expected ultimate losses. Loss reserves or unpaid losses and loss expenses are established due to the significant periods of time that may lapse between the occurrence, reporting and settlement of a loss. To recognise liabilities for unpaid losses and loss expenses, the Group estimates future amounts needed to pay claims and related expenses with respect to insured events.

The process of establishing reserves for claims can be complex and is subject to considerable variability as it requires the use of informed estimates and judgements. These estimates and judgements are based on numerous factors, and may be revised as additional experience and other data become available. They are also reviewed as new or improved methodologies are developed, or as current laws change. The Group's reserving practices and the establishment of any particular reserve reflect management's judgement concerning sound financial practice and do not represent any admission of liability with respect to any claim.

The nature of certain portions of the Group's business can result in loss payments that are both irregular and significant. These portions include property catastrophe and casualty excess of loss insurance and reinsurance. Similarly, adjustments to reserves for individual years can be irregular and significant. Such adjustments are part of the normal course of business for the Group. Conditions and trends that have affected development of liabilities in the past may not necessarily occur in the future. Accordingly, it is inappropriate to extrapolate future redundancies or deficiencies based upon historical experience.

The table below presents the aggregate prior year development for unpaid loss and loss expense reserves net of reinsurance protection in 2004, before and after application of, the discount.

$'million	Pre discount	Post discount
1999 and prior	17.4	18.5
2000	43.6	34.9
2001	49.3	40.1
2002	1.8	0.2
2003	0.0	0.0
Total	112.1	93.7

Under UK GAAP, categories of claims provision where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which is not exceeding that expected to be earned by assets covering the provisions. The application of the discount reduces the 2004 net total prior year development by $18.4 million.

Basis for establishing loss reserves
Loss reserves for reinsurance business are established based on claims data reported to the Group by ceding companies supplemented with relevant industry benchmark loss development patterns used to project the ultimate incurred loss. Ultimate incurred loss indications are calculated by the Group's actuaries using several standard actuarial methodologies including paid and incurred loss development and the Bornhuetter-Ferguson incurred and paid loss methods.

The Group's actuaries utilise several assumptions in applying each methodology, including loss development factors, expected loss ratios based on pricing analysis, and actual reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuaries' judgement based on historical data and experience combined with information concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements.

Based on the actuarial indications, the Group selects and records a single point estimate separately for each line of business for each underwriting year. The single point reserve estimate is management's best estimate which the Group considers to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. On a quarterly basis the Group analyses and records its loss reserve estimates across over 400 detailed lines of business which reflect class of business, geographic location, insurance versus reinsurance, proportional versus non-proportional, and treaty versus facultative exposures. In addition, a limited number of the Group's largest contracts are reviewed individually.

During the loss settlement period, additional facts regarding claims are reported. As this occurs it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different than prior estimates. The Group reviews additiona reported claim information on a monthly basis. Actual claim experience is compared to that expected from the most recent actuarial reserve review to highlight significant variances. A complete actuarial analysis by detailed line of business including selection of single point estimates is completed quarterly and is reviewed by the Group's management.

Reinsurance reserves
The Group's adverse reserve deterioration during 2004 arose primarily from its reinsurance business. Reinsurance operations by their nature add further complications to the reserving process particularly for casualt business, in that there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgemen is required to establish reserves for ultimate claims in the Group's reinsurance operations.

The following table presents the 2004 adverse/(favourable) prior year loss development of the Group's loss and loss expense reserves net of reinsurance protection before discount for each of the years indicated. Alea's growing insurance book has not experienced any significant reserve development. Of the 2004 reserve additions 98% relates to our reinsurance portfolio. Our insurance portfolio continues to develop in line with expectations. Further, 83% relates to underwriting years 2000 and 2001, years which have caused problems across the industry.

FINANCIAL REVIEW CONTINUED

$'million	Insurance	Reinsurance	Total
1999 and prior	0.0	17.4	17.4
2000	(0.2)	43.8	43.6
2001	2.9	46.5	49.4
2002	0.0	1.8	1.8
2003	0.0	(0.1)	(0.1)
Total	2.7	109.4	112.1

Casualty reinsurance business involves reserving methods that generally include historical aggregated claim information as reported by ceding companies, combined with the results of claims and underwriting reviews of a sample of the ceding company's claims and underwriting files. Therefore, the Group does not ordinarily receive detailed claim information for this line of business.

The following table presents the prior year loss development of the Group's gross reinsurance loss and loss expense reserves by major product line, before reinsurance protection and discount:

Line of business	%
Professional lines	43%
General liability including credit	33%
Motor	14%
Marine, aviation and transport	10%
Workers' compensation	6%
Property	(6%)
Total	100%

Professional lines are the largest single cause of the development and include four of the five large contracts which caused two-thirds of the US casualty reserve additions. The other contract was excess umbrella general liability.

The following table presents the Group's booked gross loss and loss expense reserves as of 31 December 2004 for the same classes of business.

$'million	General liability	Motor	Workers' Comp.	Professional	Property	MAT	Total
1999 and prior	137	63	39	2	43	97	381
2000	51	16	20	33	16	29	165
2001	49	22	34	34	16	17	172
2002	49	47	15	67	19	9	206
2003	54	116	11	47	28	10	266
2004	42	142	8	43	99	1	335
Total reinsurance reserves	382	406	127	226	221	163	1,525
Insurance reserves	153	59	168	32	34	–	446
Total reserves	535	465	295	258	255	163	1,971

In aggregate the reinsurance reserve development of $109.4 million adds 8% to closing 2004 gross reinsurance reserves before discount and claims handling provisions. Professional lines reinsurance reserves have increased by 26% due to the development. The majority of Alea's reinsurance growth has been in lines other than professional liability, which accounts for only 12% of the total Group US casualty premiums between 1999 and 2004. In aggregate the 2004 reserve additions add 21% to closing 2004 reinsurance IBNR.

Ultimate loss ratio ('ULR')

The ULR is an actuarial estimate of total claims to the point of final settlement as a percentage of gross ultimate premiums. It excludes expenses. The table below shows the ULR at the end of 2004 for proportional and non-proportional US casualty reinsurance, gross of reinsurance and prior to discounting. The Group's US casualty ULR is the total of Alea North America, Alea London and Alea Bermuda. The table also shows aggregate ULR for Alea Europe.

Underwriting year	US casualty %	Non-proportional %	Europe %
1995	–	–	61.4
1996	–	–	72.7
1997	–	–	88.7
1998	–	–	94.9
1999	148.2	105.1	104.8
2000	112.1	160.6	86.9
2001	77.1	103.0	73.2
2002	67.3	92.6	52.4
2003	67.3	70.0	54.1
2004	65.5	67.5	59.1

The majority of the US casualty adverse development occurred in 1999 to 2001 and is reflected in the relatively higher ULR. The 2002 relatively high non-proportional ULR is claim specific and relates to one of the five large contracts which together caused two-thirds of the US casualty adverse development.

In total these five contracts have an aggregate ULR for the relevant years of 149% ranging from a high of 182% in 2000 to a low of 118% in 2002. All of these contracts have been non-renewed with only one extending beyond 2002.

The majority of the higher ULR for Alea Europe are in 1999 and prior years, reflecting the years suffering the adverse development.

US casualty reinsurance claims

The Group's expected loss development is actuarially determined based on historical claims analysis and projected trends. Actual reported losses may vary from expected loss development from quarter to quarter. Generally, as an underwriting year matures, the level of newly reported claims decreases. In the second half of 2004, the Group, in line with the rest of the industry, received a significant increase in US casualty reported claims, which were in excess of expected claims development.

This adverse development was due to several factors – competitive market pressures on pricing during the 1999 to 2002 underwriting years caused premium rates for casualty business to decline industry-wide; an increase in the number and size of claims reported in recent years as a result of increases in court filings, corporate scandals, rising tort costs and settlement awards; and a material slowing in the time required to reach final settlements due to the nature of the claims as well as associated uncertainty with regard to insurance policy coverage defences.

The Group has determined that its adverse development primarily arose from a limited number of lines of business (specifically Directors and Officers ('D&O'), Errors and Omissions, and excess umbrella liability) and from a limited number of larger contracts. In particular, the exposures for D&O legal activities relating to capital market activities are a leading example of the current claims environment for policies written during 1999 to 2002. In order to obtain information to more accurately determine an estimate of the ultimate loss reserves for this book of business, the Group conducted a series of comprehensive claims audits for major contracts of ceding companies which reflected potential future adverse development. Ceding company information is limited for these types of claims due to the need to resolve many coverage issues with the underlying policyholders. Following the Group's claims audits the reserves were increased to reflect its own detailed evaluation of the claim settlement potential.

The claims audits included both internal and external claims and legal resources, a review of open claims both reported and unreported to the Group, and a review of loss ratios and reserve analysis procedures. Additional potential loss exposures were identified during the audits and upon completion of the fourth quarter actuarial review in January 2005, the Group increased its loss reserves for prior underwriting years.

European reinsurance

Adverse development in Alea Europe affected several lines of business including credit, marine and aviation, and other multi-peril business for underwriting years 2000 and prior written by Rhine Re. 20% related to 1997 and earlier, 14% to 1998, 47% to 1999 and 19% to 2000.

For these lines of business, the Group's historical development patterns generally indicated that decreases in reported loss reserves could be expected for these relatively mature underwriting years. Decreases in loss reserves can result from several causes including salvage recoveries, subrogation, and historically conservative establishment of case basis claim reserves exhibited in some European markets.

During 2004, the Group noted that actual versus expected claim development was exhibiting an adverse result for some lines. In order to obtain information to more accurately determine an estimate of the ultimate loss reserves for these lines, the Group scheduled a series of claims audits for major ceding companies with larger amounts of outstanding reported loss reserves. As a result of the information obtained in the claims audits, the Group increased its loss reserves to reflect the ultimate settlement values determined by its analysis of the samples of claims reviewed.

Profit and loss account

Gross and net earned premiums

Gross premiums written increased 22% to $1,582.6 million reflecting growth in all operations. Excluding the Bristol West contract in Alea London which was commuted with effect from 1 January 2005, gross premiums written were $1,433.2 million, 26% higher than 2003.

The level of net earned premiums increased by 38% to $1,182.1 million (2003: $858.5 million) reflecting the earning patterns of the Group and the impact of relative premium growth in 2003 and 2004 and, to a lesser extent, 2002.

Premiums written generally take three years to earn through the profit and loss account. These patterns differ by business class and operational unit and are indicated in the Operating review. Overall, they currently approximate to 55% in the first year, 30% in the second and 15% in the third. The strong underwriting conditions in 2003 and 2004 will continue to be recognised in the 2005 and 2006 profit and loss accounts. Going forward we are expecting some growth opportunities across all our operations, however we do not expect the growth rate to be as high as in the recent past.

Our net unearned premium reserve has increased 17% to $660 million (2003: $563 million) and reflects a significant tangible future income. The net unearned premium reserve excludes $56.5 million relating to the Bristol West contract which was commuted with effect from 1 January 2005.

Gross premiums written ($'m)


1800
1600
1400
1200
1000
800
600
400
200
0
2002
2003
2004

Net premiums earned ($'m)


1400
1200
1000
800
600
400
200
0
2002
2003
2004

Expenses

The 1.4% improvement in the Group expense ratio to 33.8% primarily reflects the impact of increases in other technical income and reduction in other technical charges on the expense ratio. Other technical charges represent the interest charged on collateral posted by Overseas Partners Ltd and Inter-Ocean on aggregate excess reinsurance contracts and is attributable to them. As claims are paid against these contracts the collateral balance reduces and consequently so do the technical charges

Excluding other technical income and charges the expense ratio is 32.7% (2003: 33.3%). In 2005, Alea is continuing to invest in infrastructur development and risk management. This will be primarily in AAR and is essential to achieve controlled growth and prospectively, a stable loss rati

While average headcount increased year on year from 367 to 392, this primarily reflected the low starting point in 2003. Year end headcount increased by only four from 390 to 394. Growth was focused in complianc claims and technical accounting reflecting the growth in AAR's business

FINANCIAL REVIEW CONTINUED

In 2005, Alea has initiated a review of its cost base with a goal of improving efficiency and productivity. Savings identified to date include the closure of the Manhattan office, as well as increasing utilisation of the Group's global purchasing capabilities in relation to expenses such as travel. Other scale efficiencies are anticipated to emerge as the Group matures.

Underwriting profit

Underwriting loss before allocated investment return was $49.0 million in 2004 (2003: profit of $23.9 million). The reduction reflects the net impact of catastrophes and prior year reserve increases. Excluding these items the underlying underwriting profit was $74.8 million, 74% higher than the $43.1 million recorded in 2003. This reflects the continued growth in earned premiums and the favourable underwriting conditions experienced in 2004 and 2003.

Underwriting profit after allocated investment return of $38.8 million (2003: $81.7 million) was 52% lower than 2003. Allocated investment return was $87.8 million (2003: $57.8 million) with the 36% growth experienced reflecting invested asset growth. The Group has complied with the ABI SORP for UK listed companies to allocate investment return to the technical account based on the longer-term rate of return, which the Group has calculated as 4.5%. The longer-term rate of return is an estimate of long-term investment performance. Actual average investment return for the five years ended 31 December 2004 was 5.3%.

Operating profit

Operating profit, defined as underwriting profit after allocated investment return and debt interest but before changes to the claims equalisation provision ('CEP'), decreased by 62% to $30.9 million for 2004 (2003: $80.8 million) due to the lower underwriting profit. Debt interest was $5.1 million (2003: $4.7 million). The write off of previously capitalised loan expenses amortisation cost $2.1 million (2003: nil) and relates to the refinancing of the Group's bank loans.

The CEP has been established in accordance with UK law for the purposes of mitigating exceptionally high loss ratios in future years. The amounts provided are not liabilities as they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date. The release from the provision in 2004 was $0.6 million, compared to an increase in 2003 of $3.8 million. The balance on the provision at 31 December 2004 was $6.2 million.

Profit before tax

Profit before tax for 2004 was $10.9 million (2003: $54.5 million). The decrease reflects the reduction in operating profit partially offset by a favourable $31.9 million movement in the actual investment return. The actual investment return includes gross investment income, net realised gains and losses and unrealised gains and losses as well as investment expenses. Gross investment income in 2004 grew by 36% to $76.4 million (2003: $56.3 million) reflecting the Group's strong positive cash flows.

The investment return also includes net unrealised losses of $7.1 million (2003: $29.2 million) and net realised gains of $2.6 million (2003: $12.1 million). Unrealised investment gains and losses represent the difference between the mark-to-market valuation of the investments at the balance sheet date and their purchase price. The movement in unrealised gains and losses comprises the net increase or decrease in the period in the value of investments held at the balance sheet date together with the reversal of previously recognised unrealised gains and losses on investments sold during the period. All unrealised gains and losses are included in the profit and loss account. As at the end of February 2005 unrealised losses were $14 million. Realised investment gains and losses are calculated as the difference between net proceeds on disposal of investment and their purchase price.

Over the duration of the portfolio, investment income is expected to increase to offset losses recorded from movement in yields. The Group matches assets and liabilities for currency and duration and is expected to have strong future cash inflows and thus overall increases in interest rates are expected to have a positive impact on the income statement in due course. There were no investment write-downs during 2003 or 2004.

Taxation

The effective tax rate is 151.8% compared to 24.8% recorded for 2003. The ratio is not meaningful given the extent of the underwriting losses for 2001 and prior which were recorded primarily in Alea Bermuda where they do not receive tax relief. The tax charge was $16.6 million, (2003: $13.5 million) and also included a one-time US withholding tax charge of $4 million associated with repatriating $90 million of capital from the US to Bermuda.

The Group's tax, regulatory and investment strategies are designed to maximise investors' long-term return. This is enhanced by accumulating assets in Bermuda and by utilising Bermudian capacity to support our other insurance entities. The tax charge in any one period is dependent upon the geographic incidence of profits in the Group's operations.

The table overleaf analyses the tax rate by type of exposure for 2004 and 2003 and illustrates the relatively low tax rates achieved on the Group's invested asset base as a result of this strategy. In both 2004 and 2003 this positive benefit was offset by the adverse loss development which was primarily in our Bermudian entity. US business was underwritten 100% in Bermuda in 2001 and prior. For 2002 to 2004 approximately 70% of North America's business was reinsured to Bermuda via intra-group quota shares and in 2005 consideration will be given to reducing this percentage to 50% along with other alternatives.

	2004 $'m	Tax $'m	Effective rate %	2003 $'m	Tax $'m	Effective rate %
Underwriting profit[1]	**(49.0)**	**1.5**	**3**	23.9	(5.3)	22
Investment income less expenses	**71.7**	**(14.9)**	**21**	52.4	(10.8)	21
Debt interest and amortisation of loan expenses	**(7.3)**	**0.0**	**0**	(4.7)	0.0	0.0
Realised and unrealised gains and losses	**(4.5)**	**0.8**	**19**	(17.1)	2.6	16
Subtotal	**10.9**	**(12.6)**	**115**	54.5	(13.5)	25
US witholding tax charge[2]	**–**	**(4.0)**	**–**	–	–	–
Profit before tax	**10.9**	**(16.6)**	**152**	54.5	(13.5)	25

1 Excluding allocated investment return and after CEP.
2 Exceptional tax charge relating to $100 million issue of trust preferred securities in 2004.

Excluding the adverse reserve development and US withholding tax charge the effective tax rate was 23% (2003: 18%).

Earnings per share

Fully diluted operating earnings per share was $0.06 (2003: $0.54). Fully diluted loss per share was $0.03 (2003: earnings per share of $0.42) reflecting the adverse loss development and storm losses recorded.

Dividend

The Board is recommending a final dividend of $0.07 per share to be paid on 10 June 2005 to those shareholders on the share register at close of business on 13 May 2005. This dividend together with the interim dividend of $0.03 per share paid on 19 November 2004 brings the total expected dividend for 2004 to $0.10 per share or $17.4 million. The Company declares dividends in US Dollars but shareholders have the option to receive their dividend in US Dollars, Swiss Francs, or British Pounds.

Balance sheet

Total assets

Total assets as at 31 December 2004 increased by 20% to $4,158 million from $3,477 million at 31 December 2003.

Net assets

Net assets (shareholders' funds attributable to equity interests) at 31 December 2004 were $706.4 million. Net assets per share are $4.05 (2003: $4.15). At the 31 December 2004 exchange rate of US$1.93 = £1, net assets per share are £2.10.

Asset mix at 31 December 2004


US government
US mortgages
EU government and corporate
US corporate
US municipalities
Asset backed securities
Canada
Cash and other

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital and prompt claim payment capability. The investment portfolio does not currently consist of equity or real estate investments, but the Group may invest in the future in additional asset classes on a modest basis as part of a continuing conservative investment strategy. The Group utilises recognised external expert investment managers to invest its assets. The Group's Investment Committee establishes investment policies and creates guidelines for external investment managers. These guidelines specify criteria on the overall credit quality and liquidity characteristics of the portfolio and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities.

At 31 December 2004, fixed income securities and deposits at credit institutions comprised $2,147.6 million, an increase of 36% since 31 December 2003 ($1,582.4 million). The increase primarily reflects positive operating cashflow after financing of $552.6 million, which has increased by 19% (2003: $466.0 million). Of total invested assets $1,986.4 million is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $161.2 million include deposits with credit institutions and mutual funds invested in fixed income securities.

Asset class	31 December 2004	31 Decemb 200
US government	**27%**	41
US mortgage	**18%**	17
EU and Switzerland government and corporate	**16%**	14
US corporate	**11%**	11
US municipalities	**10%**	2
Asset backed securities	**6%**	6
Canadian government and provinces	**3%**	4
Cash and other	**9%**	5
	100%	100

All of the Group's fixed income portfolio was rated A or better and 98.4% was rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to

FINANCIAL REVIEW CONTINUED

US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2003 or 2004.

At 31 December 2004, the Group's largest aggregate exposure to any single issuer other than with respect to the United States, Canadian and European government and agency securities was $45.8 million in respect of General Electric Corporation and various subsidiary companies.

Depending upon the duration of the liabilities supported by a particular portfolio, the Group's portfolio investment duration targets may range from three to five years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. The Group seeks to utilise investment benchmarks that reflect this duration target. The Investment Committee periodically revises the Group's investment benchmarks based on business and economic factors including the average duration of the Group's potential liabilities. At 31 December 2004, the Group's investment portfolio had an effective duration of 3.1 years, which approximates the duration of its liabilities.

The Group's invested assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the US and Europe and is sensitive to many factors, including governmental monetary polices and domestic and international economic and political conditions. Based on invested assets of $2,147.6 million as at 31 December 2004, a 100 basis point increase/decrease in interest rates across the yield curve would result in an approximate $65 million unrealised loss/profit respectively.

In 2004 the Group achieved a total gross return on the investment portfolio of 3.6% (2003: 3.0%). The investment return comprised 3.9% investment income (2003: 4.4%), 0.1% realised gains (2003: 0.9%) and 0.4% unrealised losses (2003: 2.3%) on average invested assets of $1,951 million (2003: $1,294 million). The total return for an investment portfolio is a combination of price and income return. Price return is affected by movements in interest rates whereas income return is affected by the level of interest rates. The higher total return year-on-year was a result of lower negative price returns due to lower increases in US long-term interest rates for 2004 compared to 2003 on a portfolio weighted basis and a lower income return due to reinvestment of maturities and investment of significant new cash flows at lower levels of interest rates during 2004 compared to rates available in prior years.

In 2004 in conformity with the ABI SORP, the Group has allocated an assumed longer-term investment return rate to the underwriting result in respect of both 2004 and 2003. The return rate chosen is 4.5% (2003: 4.5%). The average investment return for the five years ending 31 December 2004 was 5.3%.

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at the end of 2004 the pledges covered assets of $247.6 million (2003: $227.6 million). In addition $53.9 million (2003: $19.8 million) is held as statutory deposits for local regulators and a further $872.6 million (2003: $540.5 million) is held in trust for the benefit of North American policy holders which includes $432.1 million (2003: $185.4 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company under the quota share arrangements between these two companies. Included within 'Debt securities unit trusts listed' as at 31 December 2004 the Group held Société d'Investissement à Capital Variable ('SICAV') of $45.8 million (2003: $34.1 million) pledged for the benefit of French and Belgian cedants. These SICAVs are mutual funds invested in European fixed income securities with average credit quality of AAA and duration of approximately five and a half years.

Reinsurance recoverables

Reinsurance recoverables are analysed between three large aggregate excess contracts with Inter-Ocean, Overseas Partners ('OPL') and Max Re respectively and other smaller reinsurance contracts.

Aggregate excess contracts

Inter-Ocean contract

The Inter-Ocean contract is an adverse loss development and aggregate excess of loss reinsurance contract between Inter-Ocean and subsidiaries of Alea that provides cover in two parts. For underwriting years 1987 through 1999 for certain non-life reserves of Alea Europe Ltd and Alea (Bermuda) Ltd it provides cover up to $125 million in excess of $500 million and 75% of losses in excess of $625 million up to $750 million. For the 2000 underwriting year the contract provides cover for each of Alea London Limited, Alea Europe Ltd and Alea (Bermuda) Ltd in excess of a loss ratio retention of 59% of subject net premiums earned up to a maximum limit of 20% of subject net premiums earned but not exceeding $107.8 million and subject to certain other retentions and sub-limits.

OPL contract

The OPL contract is an adverse development reinsurance agreement between Alea London Limited and Overseas Partners Ltd dated 31 December 1999 that provides cover of up to $85 million for business incepting on, or prior to 31 December 1999 (but excluding certain specified risks such as asbestos) in excess of Alea London Limited's agreed retention of $101.9 million.

Max Re contract

The Max Re contract is an excess of loss agreement effective 1 January 2001 between Max Re Ltd and Alea Europe Ltd, Alea London Limited, Alea North America Insurance Company, Alea (Bermuda) Ltd and Alea Group Holdings (Bermuda) Ltd that provides cover in respect of the period from 1 January 2001 through 31 December 2003 for worldwide business written (with certain exceptions) on $1,727 million of net premium earned during the period with a limit equal to the lesser of 16.5% of total net premium earned over the period or $285 million, with the cover subject to agreed loss attachment points.

2004 $'million	Amount recoverable	Discount	Net amount	Collateral
Inter-Ocean contract[1]	109.7	(9.0)	100.7	65.0
OPL contract	78.8	0.0	78.8	58.7
Max Re contract	277.3	(28.0)	249.3	277.3

1 In addition, the Inter-Ocean contract is backed by an assignment to Alea of a stop-loss retrocessional cover provided to Inter-Ocean by American Re-Insurance Company.

Both the Inter-Ocean contract and the OPL contract are collateralised through deposits received from reinsurers. The deposits increase each year through the allocation of other technical charges which were $16.8 million and $19.0 million respectively in 2004 and 2003. The overall value of the reinsurance recovery under these contracts is reassessed each year and any adjustments made are processed through the profit and loss account as increases or reductions to the change in reinsurers' share of provision for claims. These contracts were also the subject of a prior year adjustment in 2003.

The Max Re contract is collateralised through trust funds and letters of credit which do not appear on Alea's balance sheet but which provide security for the amounts due to Alea by that company. The trust funds are held in AA rated securities. In addition all unearned premiums paid by Alea to Max Re are also collateralised through trust funds.

Other reinsurance recoverables

Excluding the above contracts, the reinsurers' share of claims outstanding in respect of the other reinsurance contracts at 31 December 2004 was $308.5 million (2003: $253.0 million). The Group analyses potential doubtful debts carefully and holds a provision of $7.6 million (2003: $7.7 million), the majority of which is in Alea London, relating to the business written prior to the Group's acquisition of Alea London in 2000. In addition the Group holds offsetting balances of $136.7 million (2003: $96.4 million) made up of collateral provided by the reinsurer or amounts payable to the same reinsurer, particularly in relation to AAR's business, leaving total net balances due of $164.2 million at 31 December 2004 (2003: $156.5 million) which represents 23% of shareholders' funds (2003: 22%).

As of 31 December 2004, 91% (2003: 89%) of the net balances due are in respect of entities rated A and above, of which 8% (2003: 5%) is with AAA rated entities, 35% (2003: 23%) is in respect of AA rated entities and 48% (2003: 61%) is in respect of A rated entities. The 10 largest reinsurers had net amounts due ranging from $5.4 million to $21.7 million and were all rated at A or above.

Recent years have seen a substantial reduction in credit quality for the entire industry; however in the 12 month period to 31 December 2004 we noted a slowdown in the rate of downgrades, with approximately 170 downgrades of industry participants compared to 450 during 2003 and 870 during 2002 by Standard & Poor's. The Group's reinsurance security profile has been affected by these industry changes. Reinsurers rated BBB or lower have decreased from 11% to 9% for the twelve month period to 31 December 2004 as a result of the slowdown in downgrades and collections made against lower rated reinsurers. The three largest net balances due from BBB or lower reinsurers are from Sorema (BBB): $1.6 million, (2003: $3.8 million), Baloise (BBB): $1.4 million, (2003: $2.9 million) and from Trenwick (NR): $1.1 million, (2003: $1.6 million) against which the Group provides $0.4 million doubtful debt reserve. No other reinsurer rated BBB or below accounted for more than $0.8 million of net balances due at 31 December 2004.

Re-financing

The Group has negotiated a new unsecured $250 million revolver/term loan facility. This facility, which does not include operating subsidiary guarantees, closed in September 2004 and was used primarily to refinance the previous secured bank agreements, under which a total of $176.9 million was outstanding as at 30 June 2004. The new non-amortising loan facility includes certain covenants and matures after three years. As at year-end 2004 $200 million had been drawn under this new banking facility primarily to replace the bank agreements cancelled in September.

The more favourable terms of this new facility are expected to result in annual interest savings of at least $1.5 million based on the existing amount borrowed; however, the replacement of the old facility has crystallised a one-off charge of capitalised expenses of $2.1 million whic has been taken as an expense in 2004. The interest margin under the new facility is tied to a credit ratings grid, but will remain at a minimum level of 90 basis points over LIBOR until 1 June 2005 and is further subje to a minimum of 57.5 basis points over LIBOR thereafter.

Subsequent to the revolver/term loan facility noted above, the Group raised $100 million of hybrid capital in December and a further $20 million in early January 2005. This capital is in the form of 30-year pooled trust preferred securities priced at LIBOR plus 285 basis points. We have committed to AM Best that we will not exercise our call rights, which begin after the fifth year, unless such redemption would not negatively affect our AM Best ratings or the outlook thereon. The transaction triggers a one-time tax charge of $4.0 million in 2004 and has a net positive impact on the Group's tax position over time.

As of the end of February, 2005, the term loan has been reduced by $50 million, which was funded out of the $50 million unused revolver. This repayment was agreed to as part of an amendment to the facility.

Capital Management

Liquidity and cashflow

Cash inflows from operating activities primarily consist of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash flow from operating activities was $461.9 million (2003: $251.0 million) with the growth reflecting the growth in the business.

Total net cashflows were $552.6 million (2003: $466.0 million). The 2004 net cashflow is after cash inflows of $113.8 million from financing activities. The 2003 net cashflow is after $268.4 million of inflows from the November 2003 initial public offering and $42.5 million of contemporaneous outflows relating to its purchase of subordinated debt from subsidiaries.

Of the $552.6 million of net inflows $516.7 million (2003: $453.1 million) was invested in debt securities and other fixed income securities with the remaining $35.9 million (2003: $12.9 million) invested in deposits with credit institutions, or invested in listed unit trusts and cash.

Capital expenditure

The Group invested $7.2 million (2003: $10.3 million) in capital expenditure, principally computer equipment and software, including capitalised costs from the continued internal development of the software supporting the Group's operations.

Intra-group arrangements

Whilst recognising the separate legal status of each entity, business processes are standardised and managed consistently. The Group continue to view each of its insurance operating entities as core to the whole. Mindful of local market conditions, regulatory requirements and the capital adequacy requirements of the rating agencies, the Group ensures that each balance sheet retains risk commensurate with its capital base.

The principal means of achieving this is by arranging capacity through internal quota shares primarily with Alea (Bermuda) Ltd, which holds

INANCIAL REVIEW CONTINUED

he largest single component of the Group's operating capital of ;1,002.8 million. For 2002, 2003 and 2004 underwriting years the Group ıas put in place a 70% quota share to Alea (Bermuda) Ltd of Alea North \merica's insurance and reinsurance business. Consideration will be given o reducing this percentage to 50% in 2005 along with other alternatives.

n addition, the Group has intra-group cross guarantees, which although ıffected by local regulatory requirements, are a reflection of the Group's ntention to view each of its subsidiaries as integral to the whole. Group ;uarantors may only terminate these guarantees after giving one month's ıotice to the rating agencies. Any contract written while the guarantee emains in force remains in place should it be subsequently cancelled.

n the third quarter of 2002 Alea Group Holdings (Bermuda) Ltd, he ultimate holding company of the Group, entered into a top down ;uarantee with each of the Group's rated insurance operating entities. I hese guarantees are in addition to the pre-existing cross company ;uarantees already in place between the various subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, he top down guarantees require that the Company make funds ıvailable to the insurance operating entities to allow the entities to ulfill their insurance or reinsurance obligations to the client/customer ncurred while the guarantee remains in effect.

\lea (Bermuda) Ltd also entered into an aggregate stop-loss arrangement lesigned to protect the balance sheet of Alea Europe Ltd in 2002, 2003 ınd 2004.

Credit ratings

On a Group basis, Standard & Poor's and AM Best provided financial ,trength ratings for all of the Group's operating subsidiaries of A-' (Strong) and 'A-' (Excellent) respectively. These ratings were eaffirmed on 20 January 2005. In each case, the ratings are expressed o have stable outlooks. Other agencies may rate the Group or one ır more of the Group's subsidiaries on an unsolicited basis.

egal and regulatory developments

JS broker and agent compensation arrangements

n November 2004, Alea North America Insurance Company ('ANAIC') eceived a subpoena from the Attorney General of New York and, together vith Alea North America Specialty Insurance Company ('ANASIC'), received nquiries from certain US state insurance departments (which inquiries vere only for information purposes). The subpoena and inquiries relate to he on-going industry-wide investigations into US producer compensation ıractices and arrangements. No allegations of wrongdoing have been nade against ANAIC, ANASIC nor any of their employees, nor do we have eason to believe any of them are specific targets of any investigation.

\NAIC and ANASIC have cooperated fully with these inquiries. \fter concluding their internal investigations in connection with these natters, the companies have reported to these regulatory authorities hat they have identified no transactions or information causing concern, ıor are they aware of any improper conduct.

Vorld Trade Center

\lea believes the recent World Trade Center two-occurrence ruling in New York will have no impact on its $25 million loss estimate.

Management of financial risks

Asset and liability management

The Group's practice is to invest in assets matching the currency and duration of the expected related liabilities. Shareholders' equity in local insurance units is held in local currencies to the extent that shareholders' equity is required to satisfy regulatory and internal capital requirements. This enables the local insurance units to support local insurance business irrespective of currency movements.

Use of derivatives

Derivatives are only used on a limited basis and within guidelines established by the Board. Derivatives may be used for efficient portfolio management, hedging debt and the outcome of corporate transactions. Speculative activity is prohibited. All derivative transactions should be covered fully, either by cash or by corresponding assets and liabilities.

Foreign exchange management

The Group publishes its financial statements in US Dollars; therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the Euro, British Pound and Swiss Franc, into US Dollars will impact its reported financial condition, results of operations and cashflows from year-to-year.

As a result of the international diversity of its operations, approximately 19% (2003: 18%) of the Group's premium income arises in currencies other than US Dollars. Similarly, its net assets are denominated in a variety of currencies, with approximately 22% (2003: 22%) of invested assets and cash being non-US Dollar investments.

In managing its foreign currency exposures the Group does not hedge revenues as these are substantially retained locally to support the growth of the business and to meet local regulatory and market requirements. The Group's net assets and, to a more limited extent its solvency, are exposed to movements in exchange rates.

Total Group recognised exchange gains were $5.9 million compared to exchange losses of $1.9 million in 2003 and principally reflect the redenomination for the original banking facilities, which were Swiss Franc based, into US Dollar facilities. The total gain is based on total gross assets of $4,158 million reflecting the essentially matched nature of the Group's assets and liabilities despite the significant exchange devaluation of the US Dollar, particularly compared to the Euro, British Pound and Swiss Franc during 2004.

Reinsurance management

Reinsurance is a key tool in managing the Group's catastrophe exposure. In designing the reinsurance programme we take account of the risk assessment, the financial strength of reinsurance counterparties, the benefits to shareholders of capital efficiency and reduced volatility, and the cost of reinsurance protection.

The Group purchases retrocessional reinsurance to improve the extent to which it can manage risk exposures, protect against catastrophic losses, access additional underwriting capacity and stabilise financial ratios.

As a general rule, the Group's retention from a catastrophe loss is $10 million. For European catastrophe losses the Group's initial retention on a major event is $20 million, EUR 20 million, or £13.3 million (based on contractual exchange rates), reverting to $10 million thereafter.

The Group selects its reinsurers and retrocessionaires primarily based on credit quality and monitors them closely over time. It also seeks to diversify its business among reinsurers and retrocessionaires and requires collateral where deemed prudent to do so.

Accounting policies
The Group has determined that it is appropriate to value investments in Group undertakings at net asset value. In 2003 these investments were valued at historical cost. The change has no impact on the consolidated financial statements.

The Group has an accounting policy to discount claims reserves with a mean term to ultimate claims settlement in excess of four years. It had previously applied a discount rate to gross reserves of 5% for reserves attributable to 31 December 2001 and 4% for subsequent periods. In order to improve comparability, effective 1 January 2004, the estimation technique used in this accounting policy has been to discount all gross reserves at a rate of 4.5%. As at 31 December 2004 this increased the discount by $6 million. Certain reserves arising from the provisions of the Inter-Ocean reinsurance contracts will continue to be discounted at a rate of 6%.

International Financial Reporting Standards
Alea is preparing to produce its accounts under International Financial Reporting Standards ('IFRS') from 1 January 2005.

The Group has worked to ensure that its accounting systems are able to produce accounting statements under IFRS as well as maintaining the ability to report under the local Generally Accepted Accounting Principles ('GAAP') and Statutory Accounting Principles ('SAP') of the Group's subsidiaries. In addition, the Group has completed the work of revising its accounting policy documents to make specific reference to IFRS requirements and of establishing its training and communication programme to ensure key personnel are conversant with the implications of the new accounting regime.

The Group made reference to its early evaluation of the impact of IFRS in the 2003 annual report and reported that the change was expected to have little impact on the net asset position of the Group compared to that produced under current UK GAAP. With the exception of IFRS 2 Share-based payment, this continues to be the Board's view following the publication of the new and revised standards that now form the more stable platform of accounting standards that has been established throughout 2004, in particular IFRS 4 Insurance contracts. The Board has also determined that the requirements of the standards IAS32 and IAS39, in their current guise, do not affect the net asset valuation of the Group. The effect of IFRS 2, and its UK GAAP equivalent FRS 20, on the Group's various employee share option schemes has not yet been fully quantified pending the agreement of the valuation model and the assumptions to be used.

The Board is proposing to publish the quantitative effects of the move to IFRS later in the year once the audit of the restated current year financial statements is complete.

The Board also continues to review the developments of Phase II of the IASB's Insurance Contracts project and welcomes moves that work towards advancing the accounting for insurance and reinsurance so as to reflect the economics and management of the business. Although the outcome of Phase II is inherently uncertain, as Alea already manages its insurance and reinsurance contracts on a true economic basis it does not expect the impact to be material.

Amanda J Atkins
Group Chief Financial Officer
15 March 2005

BOARD OF DIRECTORS

John Reeve (60) is Non-Executive Chairman. Mr Reeve was Executive Chairman of Willis Group Limited from November 1995 until October 2000. Prior to this, Mr Reeve was Group Managing Director of Sun Life Corporation PLC and Sun Life Assurance Society PLC from 1989 to 1995, a member of the board of the Association of British Insurers from 1993 to 1995 and a member of the board of the International Insurance Society Inc. from 1993 to 2001. A chartered accountant, Mr Reeve is Chairman of Temple Bar Investment Trust PLC and is currently a Director of P.E.C. Concerts Ltd., Invest in Thames Gateway London Ltd., Lamarsh Services Ltd. and Autologous Transfusion Ltd. and has held a variety of executive and non-executive directorships in financial, industrial and charitable organisations.

Mark L Ricciardelli (52) is Group President and Chief Executive Officer. Mr Ricciardelli began his career in insurance with Travelers Insurance Company, following which he spent 11 years at the Swiss Re/North American Re group of companies, ultimately serving as Vice President. Mr Ricciardelli joined General Electric's Employers Reinsurance Corporation in 1989, where he held several leadership positions in the United States and Asia, most recently serving as President and Chief Executive Officer, Global Casualty. He has 29 years of industry experience. Mr Ricciardelli joined the Group in early 2004 as Group President and Chief Operating Officer, and was promoted to Group Chief Executive Officer in June 2004.

Amanda J Atkins (47) is Executive Vice President, Finance and Operations and Group Chief Financial Officer. After securing her degree at Manchester University, Ms Atkins qualified as a chartered accountant at Coopers & Lybrand. She has since been Chief Financial Officer for a number of international insurance and reinsurance companies, most recently Zurich Reinsurance London Limited between 1994 and 1998. Ms Atkins has 22 years of industry experience and joined the Group in 1999.

Timothy C Faries (38) is a Non-Executive Director and a partner, and the Insurance Team Practice Leader at Appleby Spurling Hunter, Barristers & Attorneys, in Bermuda. He has been a partner at Appleby since 2000 and was an associate there from 1993 to 1999.

James R Fisher (49) is a Non-Executive Director and the managing member and majority owner of Fisher Capital Corp. LLC. From 1986 through March 1997, Mr Fisher was a senior executive at American Re Corporation and served most recently as Senior Vice President and Chief Financial Officer of American Re-Insurance Company ('American Re') and American Re Corporation, President of American Re Financial Products, and President and Chief Executive Officer of American Re Asset Management. Mr Fisher is also Chairman of Bristol West Holdings, Inc. and a Director of Willis Group Holdings. Mr Fisher also serves as Chairman of the Audit Committee of the Company.

Todd A Fisher (39) is a Non-Executive Director and has been a member of KKR & Co. LLC since 1 January 2001. Mr Fisher was an executive of Kohlberg Kravis Roberts & Co., LP from June 1993 to 31 December 2000. Mr Fisher was an associate at Goldman Sachs & Co. from July 1992 to June 1993. He is also a member of the board of directors of Accuride Corporation, Bristol West Holdings, Inc., Rockwood Specialties, Inc. and Vendex KBB NV.

Perry Golkin (51) is a Non-Executive Director and has been a member of KKR & Co. LLC since 1 January 1996. Mr Golkin was a partner of Kohlberg Kravis Roberts & Co., LP from 1995 to January 1996. Prior to 1995, he was an executive of Kohlberg Kravis Roberts & Co., LP. He is also a member of the board of directors of Bristol West Holdings, Inc., PRIMEDIA, Inc., Willis Group Holdings, Rockwood Specialties, Inc. and Walter Industries, Inc.

R Glenn Hilliard (62) is a Non-Executive Director. Mr Hilliard is currently Chairman and Chief Executive Officer of Hilliard Group, LLC, and Executive Chairman for Conseco, Inc., and effective 1 January 2005, Mr Hilliard was appointed as a trustee of Nations Funds Trust. He most recently served as Chairman and Chief Executive Officer of ING Americas until April 2003. Prior to this, Mr Hilliard was Chief Executive Officer from 1984 to 1989 and Chairman of the board of directors in 1989 of Liberty Life Insurance Company following which he was President and Chief Executive Officer of Security Life of Denver Insurance Co. (an ING Company) from 1989 to 1993. In January of 1993, he was appointed President and Chief Executive Officer of ING America Life Corporation following which he held a succession of executive and non-executive offices in companies in the ING group. Mr Hilliard is a member of the American and South Carolina Bar Associations, and the Society of International Business Fellows.

Edward B Jobe (75) was appointed as an independent Non-Executive Director with effect from 17 September 2004. Mr Jobe spent 15 years in underwriting and marketing positions in the primary insurance industry before joining American Re-Insurance Company in 1963 as a facultative underwriter. During the subsequent 32 years he held various underwriting and management positions including Chairman and Chief Executive Officer of American Re Corporation and Chairman, President, Chief Executive Officer and Director of American Re-Insurance Company, until he retired on 1 January 1996. He then continued as a Director of American Re-Insurance Company until February 2004. In addition to serving as Vice Chairman of the American Institute for Certified Casualty and Property Underwriters and Reinsurance Association of America, he was the founding Chairman of the International Insurance Foundation and continues as Chairman Emeritus. This organisation works closely with insurance regulators in the developing markets to help them meet the challenges associated with an emerging private sector insurance industry.

Scott C Nuttall (32) is a Non-Executive Director and has been an executive with KKR & Co. LLC since November 1996. Mr Nuttall was with The Blackstone Group from January 1995 to November 1996. He is also on the board of directors of Willis Group Holdings, Bristol West Holdings, Inc. and KKR Financial Corporation.

There is no family relationship between any of James R Fisher, Todd A Fisher and Amanda J Atkins (née Fisher).

DIRECTORS' REPORT

The Directors present their annual report and the audited consolidated financial statements for the year ended 31 December 2004.

Activities
The principal activities of the Group comprise underwriting specialty insurance and reinsurance business. The Group operates through four principal operating segments – Alea London, Alea Europe, Alea Alternative Risk and Alea North America – and has a presence in Bermuda which primarily provides reinsurance capacity to the other Group companies.

Review of the business and future developments
A review of developments affecting the Group and its prospects for the future appears in the Operating review on pages 6 to 11.

Results for the year
The results for the year are set out on pages 38 and 39.

Dividends
The Board is recommending a final dividend of $0.07 per common share which, together with the interim dividend of $0.03 per common share, gives a dividend for the full year of $0.10 per common share. The final dividend is payable to those shareholders on the share register at the close of business Bermuda time on 13 May 2005.

Dividends are declared in US Dollars, but shareholders will have the option to receive their dividends in US Dollars, British Pounds or Swiss Francs. Shareholders may make currency elections by returning a currency election form to the paying agent, Capita IRG plc, by 13 May 2005. A currency election form can be obtained from Capita IRG plc. If no election is made, shareholders will receive US Dollars. If a shareholder submitted a currency election form in connection with the payment of the interim dividend, they will continue to be paid in accordance with that election unless they submit a new form to Capita IRG plc prior to 13 May 2005. The British Pound or Swiss Franc equivalent of the final dividend will be calculated by reference to an exchange rate prevailing on 20 May 2005. The final dividend is payable in cash. Dividend cheques will be drawn on a UK bank account.

Directors
The Directors that served during the year are as follows:

John Reeve (Chairman) [1]
Mark L Ricciardelli (Group Chief Executive Officer) [2]
Amanda J Atkins (Group Chief Financial Officer) [3]
Timothy C Faries [4]
James R Fisher [5]
Todd A Fisher [6]
Perry Golkin [7]
R Glenn Hilliard [8]
Edward B Jobe [9]
Scott C Nuttall [10]
Dennis W Purkiss [11]

1 Appointed as independent Non-Executive Chairman of the Board effective 19 November 2003. Re-elected on 24 June 2004. Chairman of the Nomination Committee and a member of the Audit Committee and the Remuneration Committee.

2 Appointed as an Executive Director on 24 June 2004.

3 Appointed as an Executive Director effective 19 November 2003. Re-elected on 24 June 2004.

4 Appointed as an independent Non-Executive Director effective 7 December 2001. Re-elected on 24 June 2004. Member of the Nomination Committee.

5 Effective 19 November 2003 reappointed as a Non-Executive Director. Chairman of the Audit Committee.

6 Effective 19 November 2003 reappointed as a Non-Executive Director. Member of the Nomination Committee and the Remuneration Committee.

7 Effective 19 November 2003 reappointed as a Non-Executive Director. Member of the Nomination Committee and the Remuneration Committee.

8 Appointed as senior independent Non-Executive Director effective 19 November 2003. Re-elected on 24 June 2004. Chairman of the Remuneration Committee and member of the Audit Committee.

9 Appointed as an independent Non-Executive Director on 17 September 2004. Member of the Audit Committee.

10 Effective 19 November 2003 reappointed as a Non-Executive Director. Member of the Audit Committee.

11 Resigned as a Director effective 30 June 2004.

Directors' interests
The Directors' beneficial interests in common shares of the Company as at 31 December 2004 were as follows:

Name of Director	No of common shares
Amanda J Atkins	237,660
Timothy C Faries	–
James R Fisher [2]	2,718,120
Todd A Fisher [1]	70,740,080
Perry Golkin [1]	70,740,080
R Glenn Hilliard	100,000
Edward B Jobe	27,000
Scott C Nuttall [1]	70,740,080
John Reeve [3]	100,000
Mark L Ricciardelli	164,821

There have been no changes in these interests since 31 December 2004.

1 Perry Golkin and Todd Fisher are directors and shareholders of KKR 1996 Overseas, Limited. Perry Golkin, Todd Fisher and Scott Nuttall are limited partners of KKR Associates II (1996), Limited Partnership and limited partners in KKR Partners (International), Limited Partnership. KKR 1996 Overseas, Limited is the general partner of KKR Associates II (1996), Limited Partnership and of KKR Partners (International), Limited Partnership. KKR Associates II (1996), Limited Partnership is the general partner of KKR 1996 Fund (Overseas), Limited Partnership ('KKR'). KKR and KKR Partners (International), Limited Partnership are registered holders of 68,171,560 and 2,568,520 common shares, respectively, and as a result of the

DIRECTORS' REPORT CONTINUED

relationships set out above these Directors are interested in the common shares owned by these entities or in some of such common shares.

2 James R Fisher and Fisher Capital Corp. LLC are both limited partners of KKR Partners (International), Limited Partnership. James R Fisher is the majority shareholder and managing member of Fisher Capital Corp. LLC. KKR Partners (International), Limited Partnership is a registered shareholder in the Company and, as a result of the relationships set out above, James R Fisher is interested in the 2,568,520 common shares owned by KKR Partners (International), Limited Partnership or in some of such common shares. Additionally, Fisher Capital Corp. LLC is the registered holder of 149,600 common shares and James R Fisher's interest set out above includes his interest in these common shares.

3 John Reeve is the registered holder of 100,000 common shares. Mr Reeve ceased to be a limited partner in KKR Partners (International), Limited Partnership in January 2005 and it has been determined that his previous limited partnership interest did not extend to any direct or indirect ownership or economic interest in the 2,568,520 shares in the Company held by KKR Partners (International), Limited Partnership.

This table does not include share options or restricted stock units held by Directors, details of which are set out in the Directors' remuneration report.

Employees

The Group places considerable value on the involvement of its employees and has continued to keep them informed of, and to solicit their opinions on, matters affecting them as employees and various factors affecting the performance of the Group. These objectives are achieved through various means, including 'town hall' meetings with senior management and members of the Board of Directors, all employee conference calls after significant public announcements, employee surveys through which employees are encouraged to express their views about the Group, and global and local intranet sites providing daily news and other information about the Group and the insurance sector.

A significant percentage of employees (over 35%) hold shares and options in the Company through the Group's stock purchase and option plans. The Board of Directors and senior management believe that share ownership further encourages the employees' contributions to the Group's performance. The Group also operates a bonus plan in which employees at almost all levels are entitled to participate.

Payment to creditors

The Group's current policy concerning the payment of suppliers, excluding amounts due in respect of the transaction of insurance and reinsurance business is:

a) settle the terms of payment with suppliers when agreeing the terms of each transaction;
b) ensure that suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and
c) pay in accordance with its contractual and other legal liabilities. The payment policy applies to all creditors for revenue and capital supplies of goods and services without exception.

Charitable and political contributions

During the year, charitable donations amounted to $60,976 (2003: $43,357). Laws of various jurisdictions impose prohibitions, limitations and/or restrictions on corporate political contributions and therefore no such contributions may be made on behalf of the Company without approval of the Group General Counsel. No such contributions were approved in 2004.

Purchase of own shares

Under contractual arrangements between the Company and certain Group employees, the Company has the right to repurchase shares in the Company held by such an employee at the end of their employment. During 2004 purchases were made by the Company pursuant to these arrangements from each of Verena Anliker, Robert Chilone, Stephen DiCenso, Colin Doran, Leonard Goldberg, Bruce Greene, Tanya Gugolz, James Kilduff, Kelly May, Stig Nielsen, Carlos Oliveras, Nicholas Spadafora, Cheryl Stone, Michael Sullivan and Christopher Wing. Since the beginning of 2005 the Company has made the following own share purchases pursuant to these arrangements with certain Group employees.

No of common shares	Aggregate purchase price	Aggregate nominal value	% of issued share capital
167,180	$651,392	$1,671.80	0.1

The Company is not required to obtain shareholder approval to authorise purchases of its own shares under Bermudan law.

Substantial shareholdings

So far as the Company is aware, other than the Directors, the following persons had notifiable interests in 3% or more of the Company's issued share capital at the date of this report.

Name	No of common shares	% of issued share capital
KKR 1996 Fund (Overseas), Limited Partnership[1]	68,171,560	39.1
The State of Wisconsin Investment Board	13,956,720	8.0
BACP Europe Fund II LP	6,978,360	4.0
CalPERS/PCG Corporate Partners, LLC	6,978,360	4.0

1 KKR Partners (International), Limited Partnership is the registered holder of a further 2,568,520 common shares. Taken together KKR and KKR Partners (International), Limited Partnership have an aggregate interest in 40.6% of the Company's issued share capital.

Auditors

Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

Approved by the Board of Directors and signed on behalf of the Board.

George P Judd
Secretary
15 March 2005

CORPORATE GOVERNANCE

Combined Code
As a Bermuda limited liability company, Alea Group Holdings (Bermuda) Ltd is exempt from the Financial Services Authority's requirements relating to corporate governance disclosures. Nevertheless, the Directors place a degree of importance on the Combined Code on Corporate Governance 2003 (Combined Code), and have decided to provide the following comments on corporate governance matters.

During 2005 the Group will continue to monitor its corporate governance arrangements against new recommendations and guidance issued during the year.

Board operation
The authorities of the Board are set out clearly in the Company's bye-laws and are further supplemented by a formal prior review letter stating the items specifically reserved for decision by the Board or a duly authorised committee thereof. Matters reserved for the Board include approval of the Company's strategy and business plans, acquisitions and disposals, key appointments and other key business decisions.

Subject to the Bermuda Companies Act 1981, the bye-laws and to directions given by the shareholders in general meeting, the business and affairs of the Company are managed by the Board, which may exercise all of the powers of the Company, whether relating to the management of the business or not.

Directors are fully briefed in advance of Board and Committee meetings on all matters to be discussed and at Board meetings receive regular reports on the Group's financial position, key areas of the Group's business operations and other material issues.

The Board has a procedure through which Directors are able to take independent legal and financial advice in furtherance of their responsibilities. The Directors have access to the advice and services of the Group Secretary. The Group Secretary is responsible for ensuring that Board procedures and applicable rules and regulations are followed.

The Board held seven meetings in 2004. In their capacity as Directors, Todd A Fisher was excused from four meetings, Dennis Purkiss was excused from two meetings and James R Fisher, Perry Golkin, R Glenn Hilliard, Scott Nuttall and John Reeve were each excused from one meeting.

Separate Chairman and Group Chief Executive Officer
In accordance with an agreement with the Financial Services Authority, the posts of Chairman of the Board and Group Chief Executive Officer are held by different Directors, namely, John Reeve and Mark L Ricciardelli, respectively. Mr Reeve is currently a director of Temple Bar Investment Trust PLC, P.E.C. Concerts Ltd., Invest in Thames Gateway London Ltd., Lamarsh Services Ltd. and Autologous Transfusion Ltd. The Board has determined that Mr Reeve's responsibilities do not detract from his commitment to the Group.

Board Committees
The Board has established Audit, Nomination and Remuneration Committees with formally delegated duties and responsibilities with written terms of reference which are available on the Group's website www.aleagroup.com. Minutes of all Board Committee meetings are formally recorded.

The Audit Committee held four meetings in 2004, the Remuneration Committee held three meetings, and the Nomination Committee held two meetings. In their capacity as Committee members all Committee members attended all meetings, other than James R Fisher, who was excused from one Audit Committee meeting, Timothy C Faries, Todd A Fisher and John Reeve, who were each excused from one Nomination Committee meeting, and R Glenn Hilliard, who was excused from one Audit and one Remuneration Committee meeting.

Audit Committee
The members of the Audit Committee are James R Fisher, R Glenn Hilliard, Edward B Jobe, Scott C Nuttall and John Reeve, all of whom are Non-Executive Directors. James R Fisher is Chairman of the Audit Committee. The membership of the Committee was increased from four to five on the appointment to the Board of Edward B Jobe effective 17 September 2004. The Audit Committee will normally meet at least three times per year and senior management (including the Group Chief Financial Officer) and internal and external auditors attend for part or all of each meeting. The internal and external auditors have unrestricted access to the Audit Committee and its Chairman. The Audit Committee considers all matters relating to financial controls and reporting, internal and external audits, the scope and results of the audits, the independence and objectivity of the auditors and monitors and reviews the Group's internal audit function.

Nomination Committee
The members of the Nomination Committee are John Reeve, Timothy C Faries, Todd A Fisher and Perry Golkin, all of whom are Non-Executive Directors. John Reeve is Chairman of the Nomination Committee. Where votes of members of the Nomination Committee are evenly cast for and against, the relevant matter will be referred to, and decided by, the Board. The Nomination Committee meets as frequently as required and is responsible, among other things, for regularly reviewing the size, structure and composition of the Board and identifying and nominating new appointments to the Board.

During 2004, the Nomination Committee recommended the appointment of Mark L Ricciardelli and Edward B Jobe to the Board after a thorough review of their qualifications and backgrounds.

Remuneration Committee
The members of the Remuneration Committee are R Glenn Hilliard, Todd A Fisher, Perry Golkin and John Reeve, all of whom are Non-Executive Directors. R Glenn Hilliard is the Chairman of the Remuneration Committee. The Chairman has a casting vote where votes of members of that committee are evenly cast for and against. The Remuneration Committee will normally meet as frequently as required, and is responsible for considering all material elements of the remuneration policy, and making recommendations to the Board on remuneration policy for Executive Directors, senior executives and the Chairman. The Remuneration Committee is authorised to determine and agree with the Board the framework for executive remuneration and its cost.

The Remuneration Committee also exercises certain discretions on behalf of the Board in relation to the operation of Company share option, share award and bonus schemes including the determination of aggregate awards to be made annually and the individual awards to be made to Executive Directors and, in consultation with the Chief Executive Officer as appropriate, other senior executives.

CORPORATE GOVERNANCE CONTINUED

The Remuneration Committee is authorised to commission its own independent reviews of remuneration policy to ensure that the policy reflects good practice and remains in line with market rates.

Details of Directors' remuneration are provided in the Directors' remuneration report.

Independence of Directors
Four independent Non-Executive Directors have been appointed to the Board, one of whom, John Reeve, is the independent Non-Executive Chairman of the Board and another, R Glenn Hilliard, is the senior independent Non-Executive Director. The Company has a total of ten Directors, consisting of two Executive Directors and eight Non-Executive Directors. Of the eight Non-Executive Directors, James R Fisher, Todd A Fisher, Perry Golkin and Scott C Nuttall are deemed by the Board not to be independent of KKR due to their connections with, and interests in, Kohlberg Kravis Roberts & Co., LP, KKR and KKR Partners (International), Limited Partnership. Timothy C Faries, R Glenn Hilliard, Edward B Jobe and John Reeve are deemed by the Board to be independent.

The Board does not believe that fees paid to Appleby Spurling Hunter ('ASH') in connection with legal services provided to the Group (less than $60,000 in 2004) compromise the independence of Timothy C Faries, a partner in ASH, nor does the Board believe that John Reeve's position as a limited partner in KKR Partners (International), Limited partnership compromises his independence. Mr Reeve has no direct or indirect ownership or economic interest in the shares in the Company held by KKR Partners (International), Limited Partnership.

Director appointments
On appointment, new Directors receive appropriate guidance on their duties and responsibilities.

The Board shall not number more than 11 Directors without the prior written approval of KKR. This consent will terminate on Kohlberg Kravis Roberts & Co., LP and KKR Partners (International), Limited Partnership (the 'KKR Affiliates') or KKR, when taken together, ceasing to hold common shares representing at least 10% of the common shares from time to time issued. At each Annual General Meeting, one third of the Directors who are subject to retirement by rotation, or, if their number is not three or a multiple of three, the number nearest to, but not less than, one third, shall retire from office provided that if there are fewer than three Directors who are subject to retirement by rotation, one shall retire from office. A retiring Director shall be eligible for re-election or reappointment. The provisions in the bye-laws relating to the retirement of Directors by rotation do not apply to a KKR Director (defined below). The quorum necessary for Board meetings is any two Directors of which at least one Director must be a KKR Director.

Whilst the KKR Affiliates or KKR, when taken together, hold common shares representing: (a) at least 20% of the common shares from time to time issued, KKR shall be entitled to appoint (and remove and reappoint) four Non-Executive Directors, or (b) 15% or more but less than 20% of the common shares from time to time issued, KKR shall be entitled to appoint (and remove and reappoint) three Non-Executive Directors, or (c) 10% or more but less than 15% of the common shares from time-to-time issued, KKR shall be entitled to appoint (and remove and reappoint) two Non-Executive Directors. Any Non-Executive Director appointed pursuant to these rights is referred to as a 'KKR Director'. Each of the Board and the Company by a resolution of the shareholders in general meeting may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the Board, but the total number of Directors may not exceed any maximum number fixed in accordance with the bye-laws.

A Director (other than a KKR Director) may be removed by a resolution of the shareholders at any general meeting convened in accordance with the bye-laws, which require that the relevant Director has been served with not less than 28 days' notice of the resolution and has the right to be heard at the meeting on the motion for removal.

For purposes of the next Annual General Meeting, R Glenn Hilliard and Timothy C Faries shall retire by rotation and are eligible for re-election. In addition, in accordance with the Company's bye-laws, Edward B Jobe and Mark L Ricciardelli shall retire at the first Annual General Meeting following their appointment. Messrs. Faries, Hilliard, Jobe and Ricciardelli are being recommended for re-election due to their recognised expertise in the (re)insurance industry and the quality of their service to the Company.

Relations with shareholders
The Company has a dedicated Investor Relations Department which facilitates communication with institutional investors and has a programme of meetings between the Executive Directors and its major investors and regular dialogue with them throughout the year. The Group is also committed to the principle of effective communication with investors, for example, by the constructive use of Annual General Meetings of shareholders. Results are published half-yearly and institutional investors and analysts are invited to presentations by the Company after the announcement of its interim and final results. These presentations are simultaneously available via a live webcast available on the Company's website www.aleagroup.com.

All shareholders are invited to the Annual General Meeting where there is an opportunity to ask questions of the Directors. The Chairmen of each of the Board Committees are expected to be present at the Annual General Meeting. Shareholders who are unable to attend or to ask a question in person, are invited to contact the Group in writing, or via its website. The Company provides for separate resolutions on issues in its Notice of Annual General Meeting and allows shareholders the option of vote withheld on a poll. The Notice of Annual General Meeting is despatched to shareholders at least 20 business days prior to the date of the meeting. Details of the voting by shareholders at general meetings are available on request.

The website is regularly updated and used to communicate a wide range of information about the Group that is of interest to shareholders, customers and the public at large. A specific section is devoted to Investor/Shareholder Relations.

Risk management and internal control
The Board has overall responsibility for the Group's systems of risk management and internal control and for reviewing their effectiveness as set out in the Statement of Directors' Responsibilities. During the year the Company's Audit Committee, on behalf of the Board, has reviewed the effectiveness of the framework of the Group's systems of internal control and such review process is ongoing up to the date of this report.

The Group's risk management and control framework is designed to support the identification, assessment, monitoring and control of risks in order to safeguard the shareholders' investments and the Group's assets as well as those risks significant to the achievement of its business objectives. The main areas of this framework are set out as follows:

Underwriting control process
The Group's underwriting process is built around a team approach. Its underwriting guidelines dictate that no risk (other than certain facultative business) is written unless it has been approved by at least two different underwriters or an underwriter and an actuary.

Risk profile
The Group is committed to protecting its capital base, and the Group's risk profile is constructed to insulate its capital from a single event shock loss. This approach is designed to produce stable results over time. The Group's objective is to write a portfolio that optimises its return on shareholders' capital within an acceptable range of risk and volatility. The Group uses reinsurance to limit the capital required.

Underwriting guidelines
The Group's underwriting guidelines outline the products that it is willing to sell in the ordinary course of business. It has guidelines for every major line of business that it underwrites. These are subject to the approval of the Underwriting Committee.

Best practice groups
The Group has formed a number of 'best practice groups'. These groups comprise senior underwriting and actuarial personnel from various offices with particular expertise in any one class of business. The aim of these practice groups is to ensure that the Group can quickly disseminate new or improved processes and form a consensus as to how it should deal with emerging issues and thus achieve consistency.

Health checks
The Group also conducts underwriting peer reviews or 'health checks' in each of its significant operations. The intent of a health check is to evaluate underwriting decisions made and their consistency with the Group's global underwriting approaches, pricing models and guidelines, as well as to share best practices in all locations. These reviews are designed to identify potential problems before they arise rather than rely on the normal course of audits after they have occurred.

Claims management
The Group regards claims management as an integral part of the underwriting process; however, claims reporting is an independent process. Where the Group uses managing general agents or other third party administrators they are selected based upon their experience and reputation and the Group regularly audits these service providers to establish competency and compliance with guidelines.

Financial management
The Group holds regular meetings of its senior financial personnel worldwide to ensure that each Group operation is fully aware of the Group's financial reporting regime and financial control framework.

Risk management programme
The Group's risk management programme encompasses three interrelated aspects; an enterprise risk management function, an internal audit function and a project management framework. This three-pronged approach provides an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This programme and internal audit function have been designed and implemented with regard to both United Kingdom Turnbull and United States Committee of Sponsoring Organisations (COSO) guidance.

The Group's risk management programme and internal audit function have been designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, not absolute, assurance against material misstatements arising.

Enterprise risk management function
The enterprise risk management process is integral to the strategic planning process. Significant risks and associated mitigation activities are directly linked to strategic objectives articulated in the business plans to ensure plan cohesiveness.

Reports are provided periodically to the Board, its Audit Committee and senior management.

Internal audit function
The internal audit function reports directly to and operates with formal written terms of reference approved by the Audit Committee. The Audit Committee approves the annual internal audit plans and ensures the rigorous application of audit principles in accordance with the aforementioned terms of reference.

All audit work (including health checks) is presented periodically to the Audit Committee and all reports are provided to the Group's externa auditors. In addition, the audit function tracks and reports quarterly on the resolution of outstanding issues to the Audit Committee. Issues tha arise out of health check tracking are also reported on a monthly basis to the Underwriting Committee.

This process has been in place throughout the year in review and up to the date of approval of this report.

Project management framework
The Group's project management framework establishes a global strategic steering group reporting directly to the Group's Leadership Team. The steering group ensures that the worldwide project portfolio aligns with strategic plans such that as the risk environment evolves, projects are appropriately adjusted.

Management of financial risks
The Group's approach to the management of certain other financial risk is detailed in the Finance Director's Report.

Directors' responsibility for the financial statements
The details of the Directors' responsibility for the preparation of the financial statements are set out in the statement of Directors' responsibilities.

Auditor independence
Each year the Group formally considers the performance of the external auditors prior to proposing a resolution to shareholders at the Annual General Meeting concerning the appointment and remuneration of auditors. One of the key items in this review is to ensure that there are no matters that would compromise the independence of the auditors o affect the performance of their statutory duties. Deloitte & Touche LLP similarly consider whether there are any relationships between themselve and the Group that could have a bearing upon their independence and confirm, in writing, to the Group their independence.

ORPORATE GOVERNANCE CONTINUED

n a number of areas Deloitte & Touche LLP were engaged as advisors y management during the year. The Board is satisfied that none of hese engagements gave rise to problems with auditor independence r other potential conflicts of interest. To reinforce the need to ensure ndependence, all requests at any level of the organisation to engage utside advisors to provide financial and/or auditing services must be re-approved by the Group Chief Financial Officer. A full statement of he fees paid for audit and non-audit services is provided in note 6 to he financial statements.

ocial, environmental and ethical matters

he Board values its dialogue with institutional shareholders and heir representative bodies which, taken together with the breadth of xperience that the Board collectively holds, ensures that it is aware of ignificant social, environmental and ethical concerns that stakeholders nay have about the Group. In addition, the risk management process, vhich is described in more detail above, should bring the Board's attention o any significant social, environmental and ethical risks or opportunities aced by the Group that have a high likelihood of occurring.

mployee practice

he Group is committed to providing equal opportunities in all aspects f employment irrespective of sex, race, colour, age, religion, sexual reference, marital status, national origin, disability, ancestry, political pinion, or any other basis prohibited by the laws that govern its perations. Employment practices are based on ability and performance.

ealth and Safety

he Group is committed to providing and maintaining safe and healthy vorking conditions in accordance with the relevant statutory requirements or all employees and in this connection the Group makes every effort o comply with applicable occupational health and safety laws in all urisdictions where the Group operates, and to ensure that employees nd other workers engaged in the business of the Group are aware of heir own responsibilities with regard to health and safety at work.

nvironmental

s a financial services company the Group has a low impact on the nvironment through the operation of its business. Recycling initiatives re in place in its offices in Switzerland, the United Kingdom and the Jnited States.

tandards of Business Conduct

he Group has adopted a Code of Conduct that is communicated to all taff throughout the Group. The Code of Conduct sets out values and tandards of conduct staff are expected to follow to protect the Group's eputation and achieve its objectives. The Code is supported by a range f policies, which implement its requirements.

he Group has systems in place to monitor its compliance with the JS Office of Foreign Assets Control, (OFAC) the USA Patriot Act and Bank f England sanctions.

The Group operates a worldwide Employee Financial Complaint Reporting programme whereby staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The programme is administered by an independent third party and coordinated internally by the risk management function. Procedures have been implemented such that all reports of improprieties are appropriately reported to the Board through the Audit Committee and that sufficient investigation of any allegation is conducted. To date there have been no reports under the programme.

DIRECTORS' REMUNERATION REPORT

This report sets out the remuneration policies for the Company's Directors and senior executives, details the amount of remuneration earned by the Directors during the years ended 31 December 2004 and 31 December 2003 and contains other relevant information.

Details given of the remuneration received during the reporting period for each of the Executive and Non-Executive Directors include Directors' interests in share awards and options (total number of options granted, performance criteria, if any, exercise price, exercise period, vesting criteria) and Restricted Stock Units ('RSUs') (number granted, vesting periods).

The Remuneration Committee
Details of the Remuneration Committee's membership and terms of reference are set out in the corporate governance report.

Remuneration policy
The Group's remuneration policy seeks to provide remuneration packages appropriate for each particular market in which the Group operates, to attract and retain high calibre employees and encourage and reward superior performance in a manner which is consistent with the interests of shareholders. The policy is aimed at ensuring senior executives are rewarded fairly for their individual and collective contributions to the Group's performance.

The Remuneration Committee has set the content of the senior executives' total remuneration package by reference to a variety of factors, including market practices for companies of similar size, type and standing, current economic conditions, prevailing operating conditions within both the Group and the insurance industry generally and the skills and management capabilities which the Group must secure in order to attain its strategic objectives.

The Remuneration Committee's philosophy is that senior executives' own interests should be closely aligned with those of the Company's shareholders. It therefore believes that, whilst paying a competitive basic salary, a significant proportion of the total remuneration package should be closely linked to the financial performance of the business in the context of the market and delivered in the form of bonuses, shares and options.

The Group operates a discretionary bonus scheme in which employees at almost all levels are entitled to participate. Bonus awards are based on a combination of corporate performance and personal performance. Bonus amounts appearing in the remuneration report reflect the amounts paid in 2004 and 2003 in each case in respect of the previous financial year.

The Remuneration Committee has not approved the payment of discretionary bonus awards in respect of the 2004 financial year as plan targets were not met; however the Committee approved merit awards for a small number of individuals who have made an outstanding contribution to the Group during 2004.

In order to align senior executives' longer-term interests with those of shareholders, shares and options awarded each year have benefits that vest over a number of years and/or are based on the fulfilment of certain conditions.

Salary and bonuses
The information below details the Directors' fees earned, basic salary paid, bonus paid and the monetary value of all other benefits for each person who held office at any time during the year.

	Fees/Basic salary		Bonus		Benefits		Tota	
Director's name	**2004 $'000s**	2003 $'000s	**2004 $'000s**	2003 $'000s	**2004 $'000s**	2003 $'000s	**2004 $'000s**	200 $'000
Chairman								
John Reeve [1]	**138**	16	**Nil**	Nil	**Nil**	Nil	**138**	1
Executive Directors								
Amanda J Atkins [2]	**556**	57	**734**	Nil	**92**	8	**1,382**	6
Dennis W Purkiss [3]	**388**	546	**651**	346	**58**	144	**1,097**	1,03
Mark L Ricciardelli [4]	**278**	Nil	**Nil**	Nil	**21**	Nil	**299**	N
Non-Executive Directors								
Timothy C Faries [5]	**48**	6	**Nil**	Nil	**Nil**	Nil	**48**	[illegible]
James R Fisher [6]	**70**	30	**Nil**	Nil	**Nil**	Nil	**70**	3
Todd A Fisher [7]	**55**	29	**Nil**	Nil	**Nil**	Nil	**55**	2
Perry Golkin [7]	**55**	29	**Nil**	Nil	**Nil**	Nil	**55**	2
R Glenn Hilliard [8]	**80**	9	**Nil**	Nil	**Nil**	Nil	**80**	[illegible]
Edward B Jobe [9]	**16**	Nil	**Nil**	Nil	**Nil**	Nil	**16**	N
Scott C Nuttall [7]	**55**	29	**Nil**	Nil	**Nil**	Nil	**55**	2

Benefits include private medical insurance, life assurance, critical illness cover, and personal accident and travel insurance, for each Executive Director

Base salary
Base salaries for Executive Directors have historically been set at market median rates and are reviewed periodically in line with comparators withir peer organisations. A full market review was undertaken in April 2004.

Bonus
Executive Directors are eligible for a discretionary bonus payment based on achievement of planned performance. Expressed as a proportion of base salary the target bonus is 100% of base salary. The actual bonus awarded will depend on a combination of corporate and personal performance as defined by the Remuneration Committee. Such bonuses awarded are generally paid following the announcement of the result for the financial year and in 2004 reflected the achievement of the Company's 2003 business plans and the achievement in taking the Company public. No discretionary bonus payments will be made to Executive Directors in respect of the 2004 financial year.

In connection with an employment agreement dated 22 March 2004, entered into in connection with joining the Group, Mr Ricciardelli received a $500,000 sign-on bonus prior to becoming a Director of the Company and hence this bonus is not reflected in the table above. Mr Ricciardelli will receive a guaranteed bonus of $550,000 in respect of the period ending 31 December 2004, payable on or about 1 April 200 unless he is terminated for cause prior to such date. If Mr Ricciardelli's employment is terminated by the Company except for cause, he is entitled to any unpaid bonus he would have received under the bonus plan based upon achievement of planned performance through the date of termination unless his termination is a summary termination after 22 March 2005 but before 22 March 2006 in which case he shall be entitled to receive his on target bonus of 100% of base salary in respect of the 12 month period following the termination date.

DIRECTORS' REMUNERATION REPORT CONTINUED

Ms Atkins' contract of employment was amended during 2004, and pursuant to such amendment she will receive a loyalty payment of CHF 570,000 on 1 July 2005, if she remains in the Company's employment on such date. Pursuant to this amendment, if Ms Atkins' employment is terminated by the Company, she is entitled to receive a bonus in the year of termination, equal to the average of annual bonuses paid to her in the preceding two completed bonus years, and a pro rata bonus for the period from the beginning of the year of termination to the date of termination based on the same average.

Pension benefits

Following a decision on 26 June 2000 the Company only operates defined contribution schemes whereby the cost to the Company is restricted to the proportion of eligible remuneration it contributes for the benefit of the Executive Directors and employees. With the exception of the Supplemental Defined Contribution Plan described below, all such defined contribution schemes are managed by independent third parties.

Ms Atkins has, and Mr Purkiss had, a contractual pension contribution promise which amounts to a maximum of 20% of basic salary per annum, subject to contribution limits applied in relevant tax jurisdictions. If, and to the extent that, part of a contribution exceeds applicable tax limits the balance of the payment is paid into a funded unapproved retirement benefits scheme, or to the employee in cash, as the Company determines.

The Company has created a Supplemental Defined Contribution Plan for the benefit of Mr Ricciardelli, whereby for so long as Mr Ricciardelli is employed with the Company or any Company affiliate, for each fiscal year an account established by the Company for the benefit of Mr Ricciardelli shall be credited with an amount, if any, equal to the excess of (i) twenty percent (20%) of Mr Ricciardelli's base salary over (ii) the total amounts credited to Mr Ricciardelli's 401(k) matching account and the Company Profit-Sharing Account under the Alea North America 401(k) Savings Plan in respect of such fiscal year.

The Company purchased an annuity for the benefit of Mr Ricciardelli to replace the expected value of pension amounts that would have accrued had he remained with his previous employer, which shall be payable on 23 November 2011 in a lump sum with a minimum cash value of $500,000. The cost to the Company to purchase the annuity was $718,859, including a tax gross-up amount of $292,935.

The pension contributions made for the benefit of Executive Directors who held office at any time during the year were as follows:

Director's name	Pension contributions 2004 $'000s	2003 $'000s
Amanda J Atkins [2]	**107**	11
Dennis W Purkiss [3]	**64**	115
Mark L Ricciardelli [4]	**833**	N/A

The Company does not provide pension benefits to Non-Executive Directors.

Share options

Details of all share option movements for any Director having share options who held office during any part of the year are as follows:

Year ended 31 December 2004

Director's name	Date of grant	Plan name	As at 1 January	Options granted	Options lapsing	As at 31 December	Exercise period From	Exercise period To	Exercise price	Vesting
Amanda J Atkins	19.05.00	2002 Stock and Option Plan	810,400	Nil	Nil	810,400	19.05.01	19.05.10	$3.22	Time
Amanda J Atkins	04.04.03	2002 Stock and Option Plan	35,060	Nil	Nil	35,060	04.04.04	04.04.13	$4.30	Time
Amanda J Atkins	04.04.03	2002 Stock and Option Plan	35,060	Nil	Nil	35,060	04.04.04	04.04.13	$4.30	Performance
Amanda J Atkins	20.04.04	Executive Option and Stock Plan	Nil	150,000	Nil	150,000	20.04.05	20.04.14	£2.325	Time
James R Fisher [10]	19.12.01	Separate Award	232,620	Nil	Nil	232,620	19.12.01	19.12.16	$4.30	On grant
James R Fisher [10]	19.05.00	Separate Award	231,720	Nil	Nil	231,720	19.05.00	19.05.15	$3.22	On grant
Dennis W Purkiss	19.05.00	2002 Stock and Option Plan	935,040	Nil	187,008	748,032	12.05.01	19.05.10	$3.22	Time
Dennis W Purkiss	04.04.03	2002 Stock and Option Plan	33,820	Nil	27,056	6,764	04.04.04	04.04.13	$4.30	Time
Dennis W Purkiss	04.04.03	2002 Stock and Option Plan	33,820	Nil	27,056	6,764	04.04.04	04.04.13	$4.30	Performance
Dennis W Purkiss	20.04.04	Executive Option and Stock Plan	Nil	200,000	200,000	0	N/A	N/A	£2.325	Time
Mark L Ricciardelli	25.03.04	Executive Option and Stock Plan	Nil	659,284	Nil	659,284	25.03.05	25.03.14	£2.495	Time

No options were exercised during the course of the year. The market price of shares trading on the London Stock Exchange at the close of business on 31 December 2004 was 196.51 pence, and the range during 2004 was 195.5 pence to 272.5 pence.

Terms of options

All currently outstanding options are either time-vesting or performance-vesting. Time-vesting options for Executive Directors have historically vested at 20% per annum over a five-year period. Performance-vesting options vest at the end of the eighth year following the date the options were granted, but may vest earlier if the Company achieves certain annual and/or cumulative performance targets previously established by the Board or the Remuneration Committee. As set forth above, a portion of the share options awarded in 2003 under the 2002 Stock and Option Plan are performance options. The Company met all necessary performance criteria in 2003 and such options now vest rateably over a five-year period commencing 4 April 2003. Typically unvested options for Executive Directors expire immediately upon termination of employment and vested time-vesting and performance-vesting options expire after a period following termination of employment. Such period until expiry varies based upon the nature of termination, with termination due to death or disability allowing a longer exercise period than resignation. All vested options granted to Executive Directors under the 2002 Plan and the Executive Plan to date have been made subject to a call right of the Company exercisable on termination of employment. This call right expires on the fifth anniversary of the first date that the Executive Director acquired options in the Company, with any appreciation thereon subject to recapture based upon the reason for the Executive Director's termination and the length of service.

In line with institutional guidelines the number of options granted under the Executive Option and Stock Plan in any rolling 10 year period may not exceed 10 per cent of the ordinary share capital of the Company at the time. There are no formal individual participation limits under the Company's share option, RSU or share award plans, but the annual aggregate awards and individual awards to Executive Directors are within the discretion of the Remuneration Committee.

Under the 2002 Stock and Option Plan, if there is a change of control, all time and performance options will become immediately exercisable in full. A 'change of control' means, and shall be deemed to have occurred if (i) KKR, its affiliates and the management group (which includes all employee and related party investors) shall at any time not own, in the aggregate, directly or indirectly, beneficially or of record, at least 35% of the outstanding voting equity of the Company (other than as a result of one or more widely distributed offerings of common stock of the Company, in each case whether by the Company or by KKR, its affiliates or the management group) and/or (ii) any Person or Persons (as such terms are defined below) shall at any time have acquired direct or indirect beneficial ownership of a percentage of the outstanding voting equity of the Company that exceeds the percentage of such voting equity then beneficially owned, in the aggregate, by KKR, its affiliates or the management group, unless, in the case of either clause (i) or (ii) above, KKR, its affiliates and the management group have, at such time, by contract, written proxy or other written evidence of voting power, the collective right or the ability to elect or designate for election a majority

DIRECTORS' REMUNERATION REPORT CONTINUED

of the Board of Directors of the Company. 'Person' means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature. 'Persons' means two or more persons acting together as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Company.

Under Parts B and C of the Executive Option and Stock Plan, the Board has discretion to accelerate the vesting of all options in certain circumstances including a change of control of the Company pursuant to, or followed by, a takeover offer, a court sanctioned scheme of arrangement, or a winding up of the Company. In these instances the accelerated options would lapse one month after their acceleration. If a demerger or special dividend is proposed which in the opinion of the Board would affect the value of the Company's shares to a material extent the Board has discretion to allow options to be exercised for a period before or after such event. In such circumstances the Board may also in its discretion, and acting fairly and reasonably, determine that any performance condition attaching to an option has been satisfied.

Pursuant to the terms of her amended employment agreement, in the event of Ms Atkins' voluntary resignation, the Company has agreed not to call her vested options on her date of termination with respect to her May 2000 share purchase and option grant and those options may be retained until the tenth anniversary of grant. If Ms Atkins' employment is terminated by the Company or she resigns due to constructive dismissal, Ms Atkins is permitted to keep all of her options granted as of 30 June 2004, whether or not vested and they continue to vest and become exercisable in accordance with their existing vesting schedule.

Lapse of awards

Options awarded typically expire and cease to be exercisable 10 years after the date such option is granted (although the Board has agreed to extend such term by an additional five years for James R Fisher and an additional three months in other circumstances), and terminate earlier if the participant's employment or service terminates prior to the end of such option term.

Restricted Stock Units

Details of all RSU awards for any Director having been awarded RSUs are as follows:

Year ended 31 December 2004

Director's name	Plan name	As at 1 January	RSUs granted	RSUs lapsing	As at 31 December	Vesting
Mark L Ricciardelli	Executive Option and Stock Plan	Nil	70,918	Nil	70,918	Time

Mr Ricciardelli was awarded RSUs valued at the date of grant at US$325,000 (US$4.5828 per share), based on the average of the middle market quotation of shares in the Company on each of the five dealing days, immediately before the date of grant. This award was intended as compensation for restricted shares forfeited by Mr Ricciardelli upon his departure from his previous employer. Each RSU entitles Mr Ricciardelli to one fully paid share in the Company upon vesting. The RSUs shall vest on the following terms, which are similar to those of the restricted stock forfeited by Mr Ricciardelli: 25% on 31 December 2005, 25% on 31 December 2007 and 50% on 31 December 2012.

Share awards

Details of all share awards for any Director having been awarded shares are as follows:

Year ended 31 December 2004

Director's name	Plan name	As at 1 January	Shares awarded	As at 31 December	Price at award
Amanda J Atkins	2002 Stock and Option Plan	35,060	Nil	35,060	$4.30
Dennis W Purkiss	2002 Stock and Option Plan	33,820	Nil	33,820	$4.30

Directors' service contracts

Amanda J Atkins is employed under a contract of employment which is governed by United Kingdom law and is terminable by either party upon a maximum 12 months' notice. Mark L Ricciardelli is employed under a contract of employment which is governed by New York law and is terminable by either party upon a maximum 12 months' notice, provided that, absent termination for cause, the notice period must have an initial effective termination date no earlier than 22 March 2006.

In the case of Executive Directors, dismissal by the employer without notice and in the absence of specific grounds will require, in addition to the bonus payments described under 'Bonus' above, compensation payments equivalent to payments and benefits (including pension) that would have been due during the corresponding notice periods.

Non-Executive Directors, other than the KKR Directors, who have no fixed term of appointment, are appointed for fixed terms of three years commencing from the first Annual General Meeting following appointment. All Non-Executive Directors' appointments are terminable upon one month's notice by either party, without entitlement for compensation for loss of office.

Directors' remuneration

Mark L Ricciardelli and Amanda J Atkins are not separately compensated for their services as Executive Directors of the Company. The following remuneration has been approved for the Non-Executive Directors pursuant to their letters of appointment. Directors' remuneration is designed to attract, retain and motivate Directors of the quality necessary to run the Company successfully. Non-Executive Directors receive no benefits other than their fees and do not participate in any incentive plans. The Company has agreed to reimburse each Director his reasonable expenses in the performance of his duties.

Timothy C Faries

Timothy C Faries is entitled to an annual fee of $40,000 payable together with an additional annual fee of $7,500 in respect of the Director's membership of the Nomination Committee.

James R Fisher

James R Fisher is entitled to an annual fee of $40,000 payable together with an additional annual fee of $30,000 in respect of the Director's office of Chairman of the Audit Committee. In addition the Company pays annual management fees to Fisher Capital Corp. LLC as detailed in note 6 to this report.

Todd A Fisher

Todd A Fisher is entitled to an annual fee of $40,000 payable together with additional annual fees of $7,500 in respect of the Director's membership of the Nomination Committee and $7,500 in respect of the Director's membership of the Remuneration Committee.

Perry Golkin

Perry Golkin is entitled to an annual fee of $40,000 payable together with additional annual fees of $7,500 in respect of the Director's membership of the Nomination Committee and $7,500 in respect of the Director's membership of the Remuneration Committee.

R Glenn Hilliard

R Glenn Hilliard is entitled to an annual fee of $50,000 payable together with additional annual fees of $15,000 in respect of the Director's membership of the Audit Committee and $15,000 in respect of the Director's office as Chairman of the Remuneration Committee.

Edward B Jobe

Commencing 17 September 2004, Edward B Jobe is entitled to an annual fee of $40,000 payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee.

Scott C Nuttall

Scott C Nuttall is entitled to an annual fee of $40,000 payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee.

John Reeve

John Reeve is entitled to an annual fee of $100,000 in respect of the office of Chairman of the Board payable together with additional annual fees of $15,000 in respect of the Director's membership of the Audit Committee, $15,000 in respect of the Director's office as Chairman of the Nomination Committee and $7,500 in respect of the Director's membership of the Remuneration Committee.

Payments to former Directors

Dennis Purkiss resigned as Chief Executive Officer of the Company effective 24 June 2004, and as a Director of the Company effective 30 June 2004. The Company entered into a separation agreement with Mr Purkiss dated 24 June 2004 (the 'Separation Agreement'), whereby Mr Purkiss remained an employee of the Company, on garden leave, until 31 December 2004 (the 'Termination Date'). Mr Purkiss continued to receive salary and insured employee benefits up to and including the Termination Date.

In accordance with the terms of the Separation Agreement, Mr Purkiss was paid a Termination Payment of £499,667 following the Termination Date. During 2005, in consideration for compliance with certain restrictive covenants, he will receive a total of £566,667 and a further £566,667 in accordance with the terms of a consultancy agreement. Both such payments will be divided into four equal instalments at the end of each fiscal quarter in 2005. Mr Purkiss is also entitled to receive £65,496 in order to continue Company-sponsored benefits for the period expiring 31 December 2005 on his own behalf. The Company has expensed all amounts related to the Separation Agreement in these financial statements.

On leaving the Company, Mr Purkiss held 267,580 shares in the Company, and 1,202,680 options to purchase shares, all as further disclosed in the tables on page 31. In accordance with the Separation Agreement Mr Purkiss retains 761,560 options, 748,032 of which are scheduled to expire on 19 May 2010 and 13,528 of which are scheduled to expire on 4 April 2013. Unvested options on 441,120 shares were cancelled as at 31 December 2004.

Pursuant to a consulting agreement with the Company, Richard Delaney, a former Director, received 26,964 shares and US$150,000 as compensation for consulting services to the Company during 2004. This consulting agreement was terminated effective 31 December 2004.

Re-election of Directors

At the next Annual General Meeting, Timothy C Faries and R Glenn Hilliard shall retire by rotation, and Mark L Ricciardelli and Edward B Jobe shall retire in accordance with bye-law 12.11 of the Company's bye-laws, which requires Directors appointed by the Board to retire at the first Annual General Meeting following their election. All are eligible for re-election. Messrs Faries and Hilliard were appointed as Non-Executive Directors effective 19 November 2003 for fixed terms of three years commencing on the date of their re-election at the 2004 Annual General Meeting of shareholders. Mr Jobe was appointed as a Non-Executive Director effective 17 September 2004 for a fixed term of three years commencing on the date of the Company's next Annual General Meeting of shareholders.

Notes to the Directors' remuneration report

1. John Reeve was appointed as the Non-Executive Chairman of the Board on 19 November 2003 and received pro-rated fees for performance of his Board and Committee duties in 2003.

2. Amanda J Atkins is the Group Chief Financial Officer and was appointed to the Board on 19 November 2003. All amounts shown in the tables represent the relevant amounts earned, paid or declared for the period during which she served on the Board of Directors.

DIRECTORS' REMUNERATION REPORT CONTINUED

3 Dennis Purkiss resigned as a Director of the Board with effect from 30 June 2004. All amounts shown in the tables represent the relevant amounts earned, paid or declared for the period during which he served on the Board of Directors.

4 Mark Ricciardelli was appointed Group President and Chief Executive Officer and a Director of the Board on 24 June 2004. All amounts shown in the tables represent the relevant amounts earned, paid or declared for the period during which he served on the Board of Directors.

5 The Company pays fees for legal and corporate administrative services provided by Appleby Spurling Hunter, a law firm of which Timothy C Faries is a partner; however, the Company reports only amounts paid directly to Mr Faries in connection with his Board membership.

6 The figures for James R Fisher do not include $350,000 of annual management fees paid to Fisher Capital Corp. LLC, a company of which James R Fisher is managing member and majority owner and thus deemed to have a beneficial interest.

7 The figures for Todd A Fisher, Perry Golkin and Scott C Nuttall do not include $750,000 of annual management fees paid to Kohlberg Kravis Roberts & Co. LP, a company of which Messrs Fisher, Golkin and Nuttall are executives.

8 R Glenn Hilliard was appointed as a Non-Executive Director on 19 November 2003 and received pro-rated fees for performance of his Board and Committee duties in 2003.

9 Edward B Jobe was appointed as a Non-Executive Director on 17 September 2004 and received pro-rated fees for performance of his Board and Committee duties in 2004.

10 Fisher Capital Corp. LLC, a company of which James R Fisher is managing member and majority owner and thus deemed to have a beneficial interest, received options and acquired shares outside of the 2002 Stock and Option Plan.

This report was approved by the Board of Directors on 15 March 2005.

R Glenn Hilliard
Chairman of the Remuneration Committee

STATEMENT OF THE DIRECTORS' RESPONSIBILITIES

The Bermudan Companies Act 1981 permits the Company and its subsidiaries (the 'Group') to prepare financial statements which comprise the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the Company balance sheet, the consolidated cash flow statement and the related notes 1 to 34 under United Kingdom Generally Accepted Accounting principles.

The Directors are responsible for preparing financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company. They are also responsible for the system of internal contols for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors have elected to make some corporate governance and Directors' remuneration disclosures in accordance with United Kingdom Listing Rules of the Financial Services Authority, although the Company is eligible for an exemption from making such disclosures.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF ALEA GROUP HOLDINGS (BERMUDA) LTD

We have audited the financial statements of Alea Group Holdings (Bermuda) Ltd and its subsidiaries (the 'Group') for the year ended 31 December 2004 which comprise the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the Company balance sheet, the consolidated cash flow statement and the related notes 1 to 34. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with section 90 of the Bermuda Companies Act 1981 and for no other purpose. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

As described in the statement of Directors' responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with Bermudan Law and applicable United Kingdom Law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the United Kingdom Generally Accepted Accounting Principles. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures, as detailed in the corporate governance report on pages 25 to 28.

We read the Directors' report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Claims equalisation provision

Our evaluation of the presentation of information in the financial statements has had regard to the statutory requirement for insurance companies to maintain equalisation provisions. The nature of equalisation provisions, the amounts set aside at 31 December 2004, and the effect of the change in those provisions during the year on the balance on the general business technical accounts and profit before tax, are disclosed in note 19.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the loss of the Group for the year then ended; and
- the financial statements have been properly prepared in accordance with Bermudan Law and United Kingdom Generally Accepted Accounting Principles.

Deloitte & Touche LLP
Chartered Accountants
London
15 March 2005

THE FINANCIAL STATEMENTS

Contents

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2004

Technical Account – General Business	Notes	2004 $'000	2003 $'000
Gross premiums written	2, 3	**1,582,640**	1,300,182
Outward reinsurance premiums	3	**(244,491)**	(271,471)
Net premiums written	3	**1,338,149**	1,028,711
Change in provision for unearned premiums – gross amount		**(114,046)**	(185,907)
Change in provision for unearned premiums – reinsurers' share		**(41,994)**	15,677
Change in the net provision for unearned premiums		**(156,040)**	(170,230)
Net premiums earned	3	**1,182,109**	858,481
Allocated investment return transferred from the Non-Technical Account	7	**87,792**	57,811
Other technical income, net of reinsurance		**4,203**	2,364
Total technical income		**1,274,104**	918,656
Claims paid – gross amount		**616,542**	468,537
Claims paid – reinsurers' share		**(195,148)**	(114,987)
Net claims paid		**421,394**	353,550
Change in the provision for claims – gross amount		**407,615**	249,743
Change in the provision for claims – reinsurers' share		**3,558**	(74,643)
Change in the net provision for claims		**411,173**	175,100
Claims incurred, net of reinsurance	4	**832,567**	528,650
Net operating expenses	5	**386,508**	285,499
Other technical charges, net of reinsurance		**16,829**	19,004
Total technical charges		**1,235,904**	833,153
Balance on the Technical Account – General Business before claims equalisation provision	3	**38,200**	85,503
Change in claims equalisation provision	19	**617**	(3,771)
Balance on Technical Account – General Business		**38,817**	81,732

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2004

Non-Technical Account	Notes	2004 $'000	2003 $'000
Balance on Technical Account – General Business		**38,817**	81,732
Gross investment income	7	**76,415**	56,337
Net realised gains on investments	7	**2,573**	12,146
Net unrealised losses on investments	7	**(7,082)**	(29,173)
Other investment expenses	7	**(4,730)**	(3,975)
Actual investment return	7	**67,176**	35,335
Allocated investment return transferred to the Technical Account – General Business	7	**(87,792)**	(57,811)
Debt interest	23	**(5,127)**	(4,718)
Amortisation of capitalised loan expenses	23	**(2,145)**	-
Profit on ordinary activities before tax	2, 6	**10,929**	54,538
Comprising:			
Operating profit		**30,928**	80,785
Short-term fluctuations in investment return	7	**(20,616)**	(22,476)
Change in claims equalisation provision		**617**	(3,771)
		10,929	54,538
Tax charge on profit on ordinary activities	9	**(16,593)**	(13,528)
(Loss)/profit on ordinary activities after tax		**(5,664)**	41,010
Minority interest – gain on purchased subordinated preferred shares issued by subsidiaries	12	**–**	7,500
(Loss)/profit for the financial year attributable to equity shareholders	10	**(5,664)**	48,510
Dividends	18	**(17,440)**	-
Retained (loss)/profit transferred (from)/to reserves	17	**(23,104)**	48,510

The results in each of the financial years are derived from the Group's continuing activities.

EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS

Year ended 31 December 2004

Operating profit is based on longer-term investment returns excluding changes in claims equalisation provision and gain on purchase of subordinated preferred shares issued by subsidiaries.

	Notes	2004 Per share	2003 Per share
(Loss)/earnings – basic ($)	10	**(0.03)**	0.42
(Loss)/earnings – fully diluted ($)	10	**(0.03)**	0.42
Operating earnings – basic ($)	10	**0.06**	0.55
Operating earnings – fully diluted ($)	10	**0.06**	0.54

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Year ended 31 December 2004

	Notes	2004 $'000	2003 $'000
(Loss)/profit for the financial year attributable to equity shareholders		**(5,664)**	48,510
Exchange differences	15, 17	**5,917**	(1,893)
Total recognised gains and losses arising in the year		**253**	46,617

CONSOLIDATED BALANCE SHEET

As at 31 December 2004

Assets	Notes	2004 $'000	2003 $'000
Intangible assets			
Licences	11	**9,778**	9,968
		9,778	9,968
Investments			
Other financial investments	12	**2,147,646**	1,582,357
Deposits with ceding undertakings	12	**143,687**	105,513
		2,291,333	1,687,870
Reinsurers' share of technical provisions			
Provision for unearned premiums		**91,809**	123,606
Claims outstanding – aggregate excess reinsurance	19	**428,737**	473,569
Claims outstanding – other reinsurance	19	**308,466**	252,992
Claims outstanding	19	**737,203**	726,561
		829,012	850,167
Debtors			
Debtors arising out of insurance operations	13	**117,947**	66,931
Debtors arising out of reinsurance operations	13	**520,419**	531,635
Amounts due from reinsurance operations not transferring significant insurance risk		**40,842**	44,385
Other debtors	15	**50,010**	55,693
		729,218	698,644
Other assets			
Tangible assets	14	**13,603**	12,212
Cash at bank and in hand		**61,633**	44,307
		75,236	56,519
Prepayments and accrued income			
Accrued interest and rent		**20,504**	14,968
Deferred acquisition costs		**197,307**	153,243
Other prepayments and accrued income		**5,915**	5,680
		223,726	173,891
Total Assets		**4,158,303**	3,477,059

CONSOLIDATED BALANCE SHEET

As at 31 December 2004

Liabilities	Notes	2004 $'000	2003 $'000
Capital and reserves			
Called up share capital	16, 17	**1,744**	1,747
Share premium account	17	**631,522**	633,053
Capital reserve	17	**75,381**	75,644
Profit and loss account	17	**(2,229)**	14,958
Shareholders' funds attributable to equity interests		**706,418**	725,402
Technical provisions			
Provision for unearned premiums		**808,907**	686,935
Claims outstanding	19	**1,851,893**	1,398,551
Claims equalisation provision	19	**6,242**	6,408
		2,667,042	2,091,894
Deposits received from reinsurers	19	**123,743**	199,903
Creditors			
Creditors arising out of insurance and reinsurance operations	22	**278,373**	196,371
Liabilities from reinsurance operations not transferring significant insurance risk		**34,858**	44,319
Amounts owed to credit institutions	23	**198,438**	178,375
Trust preferred securities	24	**97,953**	-
Other creditors including taxation and social security	25	**20,339**	2,995
		629,961	422,060
Accruals and deferred income	26	**31,139**	37,800
Total Liabilities		**4,158,303**	3,477,059

Approved by the Board of Directors on 15 March 2005 and signed on its behalf by:
Amanda J Atkins
Group Chief Financial Officer

COMPANY BALANCE SHEET

As at 31 December 2004

	Notes	2004 $'000	Restated (Note 20) 2003 $'000
Fixed assets			
Tangible assets		**21**	–
Investment in Group undertakings	12	**916,126**	808,514
		916,147	808,514
Current assets			
Amounts due from Group undertakings		**39,235**	7,402
Cash at bank and in hand		**287**	17,932
Other prepayments and accrued income		**30**	274
		39,552	25,608
Creditors: Amounts falling due within one year			
Amounts due to Group undertakings		**(2,929)**	(325)
Dividend payable	18	**(12,202)**	–
Accruals and deferred income		**(1,513)**	(8,395)
		(16,644)	(8,720)
Net current assets		**22,908**	16,888
Total assets less current liabilities		**939,055**	825,402
Creditors: Amounts falling due after more than one year			
Demand note payable to Group undertakings	22	**(34,199)**	(100,000)
Amounts owed to credit institutions		**(198,438)**	–
		(232,637)	(100,000)
Net assets		**706,418**	725,402
Capital and reserves			
Called up share capital	16, 17	**1,744**	1,747
Share premium account	17	**631,522**	633,053
Capital reserve	17	**16,098**	16,361
Revaluation reserve	17	**(21,236)**	74,241
Profit and loss account	17	**78,290**	–
Shareholders' fund attributable to equity interests		**706,418**	725,402

Approved by the Board of Directors on 15 March 2005 and signed on its behalf by:
Amanda J Atkins
Group Chief Financial Officer

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	Notes	2004 $'000	2003 $'000
Net cash inflow from operating activities	33(a)	**461,904**	250,977
Servicing of finance			
Interest paid		**(5,127)**	(4,718)
Net amounts outstanding for securities		**1,687**	-
Taxation			
Taxation paid		**(7,191)**	(1,672)
Capital expenditure			
Purchase of tangible assets		**(7,226)**	(10,266)
Proceeds on disposal of tangible assets		**20**	5,977
Equity dividends paid			
Dividends paid		**(5,238)**	-
Financing			
(Repurchase)/issue of common share capital		**(1,534)**	291,968
Purchase of subordinated preferred shares issued by subsidiaries		**-**	(42,500)
Capital raising expenses		**(263)**	(23,723)
Repayment of previous bank facility		**(180,788)**	-
Raising of new bank facility		**200,000**	-
Raising expenses of new bank facility		**(1,562)**	-
Issue of trust preferred securities		**100,000**	-
Raising expenses of trust preferred securities		**(2,047)**	-
		552,635	466,043
Cash flows were invested as follows:			
Increase in cash holdings	33(b)	**15,837**	13,752
Net portfolio investments			
Shares and other variable yield securities	33(d)	**-**	(331)
Debt securities – unit trusts – listed	33(d)	**7,585**	6,973
Debt securities and other fixed income securities	33(d)	**516,682**	453,123
Deposits with credit institutions	33(d)	**12,531**	(7,474)
		536,798	452,291
Net investment of cash flows		**552,635**	466,043

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2004

1 Accounting policies

Basis of preparation

The financial information is prepared in accordance with applicable United Kingdom accounting standards and under the historical cost accounting rules as modified by the revaluation of investments. The principal accounting policies, which have all been applied consistently throughout the periods covered by this report, with the exception of the policy for the valuation in the Company's balance sheet of investments in Group undertakings explained below, and which comply with the recommendations of the United Kingdom Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers in November 2003 (the 'ABI SORP') are set out below.

The Company is a registered Bermuda company. As such it is obliged to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company to prepare its financial information under Generally Accepted Accounting Principles of the United Kingdom ('UK GAAP'). Accordingly, the financial information has been prepared in accordance with Bermuda Law.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all of its subsidiary undertakings.

Reporting currency

The financial information is prepared in United States Dollars ($).

Basis of accounting

The annual basis of accounting is applied to all classes of business.

Reinsurance arrangements which do not involve significant transfer of insurance risk are accounted for to reflect their economic substance. Premiums and claims relating to such arrangements are not recognised in the technical account but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Premiums

Written premiums comprise the total premiums receivable for the whole period of cover under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums receivable in respect of business written in previous financial years. Written premiums include estimates of pipeline premiums due but not yet notified to the Group.

All premiums are shown gross of commission payable to intermediaries and are exclusive of taxes and duties levied thereon. The amount of taxes and duties due but not yet paid is included in 'Other creditors including taxation and social security' in the balance sheet. Commissions incurred are included within net operating expenses.

Unearned premiums provision

Written premiums are recognised as earned income over the period of the policy on a time apportionment basis, having regard, where appropriate, to the incidence of risk. The provision for unearned premiums is calculated on a daily pro rata basis.

Claims

Claims incurred comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include related internal and external direct and indirect claims handling costs and adjustments to claims outstanding from previous years.

The provision for claims outstanding is made on an individual case basis and is based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

1 Accounting policies continued

The Directors consider that the gross technical provision for claims and the related recoveries are fairly stated on the basis of the information currently available to them. Estimates of technical provisions inevitably contain significant inherent uncertainties because significant periods of time may elapse between the occurrence of an insured loss, the claim triggering the insurance, the reporting of that claim to the Group and the Group's payment of the claim and the receipt of reinsurance recoveries. Accordingly the ultimate cost of such claims cannot be known with certainty at the balance sheet date. Subsequent information and events may result in the ultimate liability being less than, or greater than, the amount provided. Adjustments to the amount of the provisions are reflected in the financial statements for the period in which the adjustments are made. The methods used, and the estimates made, are reviewed regularly.

Certain categories of claims provisions, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years, have been identified by management to be discounted at a rate of 4.5% which reflects a rate not exceeding that expected to be earned by assets covering the provisions in accordance with the statutory regulations of the European Union.

The gross discount is established based on the mean term of the gross liabilities exceeding four years as determined at the reserving group level based on the underlying claims settlement pattern. This discount is reduced on a net basis to reflect the change in duration which results from the application of the reinsurance contracts.

Previously the Group used 5% for loss reserves attributable to 31 December 2001 and prior and 4% for subsequent periods. As at 31 December 2004, the newly applied rate increased the amount of discount compared to the previous estimate by $6.0 million of which $3.9 million is estimated to relate to the current financial year. Certain reserves arising from the provisions of the Inter-Ocean reinsurance contract will continue to be discounted at 6%.

Outward reinsurance recoveries
Outward reinsurance recoveries are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered. Provision is made for potentially non-collectable reinsurance recoveries.

Deferred acquisition costs
Acquisition costs comprise all direct and indirect costs arising from the acquisition of new insurance and reinsurance contracts. Deferred acquisition costs represent the proportion of acquisition costs incurred to the extent that they are attributable to premiums unearned at the balance sheet date.

Unexpired risks
Provision is made where the cost of claims and expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of deferred acquisition costs and premiums receivable. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Investment income is taken into account in calculating the provision.

Other technical income and charges
Other technical income and charges represent income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers.

Investment income and expenses
Investment return, comprising investment income and realised and unrealised investment gains and losses, and investment expenses are included within the Non-Technical Account. Dividends (exclusive of tax credits) are included as investment income. Rents and interest income are recognised on an accruals basis, as are investment expenses.

Realised investment gains and losses are calculated as the difference between net proceeds on disposal of investments and their purchase price.

Unrealised investment gains and losses represent the difference between the valuation at the balance sheet date and their purchase price. The movement in unrealised investment gains and losses therefore comprises the increase or decrease in the year in the value of investments held at the balance sheet date together with the reversal of previously recognised unrealised gains and losses of investments disposed of in the current year. Unrealised investment gains and losses are recognised in the profit and loss account. The only exception is with regard to the Company's investments in Group undertakings explained overleaf and stated in notes 12 and 20.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED
Year ended 31 December 2004

1 Accounting policies continued

Longer-term rate of return
The Group complies with the ABI SORP's recommendation for United Kingdom listed companies of allocating investment return to the technical account based on the longer-term rate of return, which the Group has selected as 4.5% (2003: 4.5%).

Investment return on all investments is reported in the Non-Technical Account. An allocation of net investment return is made from the Non-Technical Account to the Technical Account – General Business and is based on the longer-term rate of return applied to managed funds and invested capital supporting the underwriting business. The longer-term rate of return is an estimate of the long-term trend of investment performance taking into account the Group's past and current performance along with relevant trends in the financial markets.

Investments
Investments, consisting of listed investments, units in authorised listed unit trusts and deposits with credit institutions, are stated at their market values at the balance sheet date.

Investments in Group undertakings
Investments in Group undertakings are reported at net asset value with any movement taken to the Company's revaluation reserve. This is a change in accounting policy as explained opposite and stated in notes 12 and 20.

Licences
Capitalised licences represent the cost of licences acquired to conduct business in the United States. The Directors believe these licences have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. An impairment review is completed annually and any impairment is recorded as appropriate following this review.

Taxation
Current tax, including United Kingdom corporation tax and foreign tax, is provided at amounts expected to be paid or recovered using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and takes into account timing differences.

Deferred taxation is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax at a future date, at rates expected to apply when they crystallise based on current rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different to those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Deferred taxation is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries where there is no commitment to remit those earnings.

Tangible fixed assets
Expenditure on computer equipment, computer software, fixtures and fittings, office equipment and other tangible fixed assets is capitalised and depreciated over the estimated useful economic lives of the assets on a straight line basis to their estimated residual values.

The periods used are as follows:

Computer equipment	3 years
Computer software	5 years
Other assets	8 years
Fixtures, fittings and office equipment	10 years

Depreciation is charged to the Technical Account – General Business, and is included in administrative expenses.

1 Accounting policies continued

Pension costs
The Group only operates defined contribution pension arrangements. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of each scheme.

Operating leases
Rental costs are recognised in the profit and loss account in equal annual amounts over the periods of the leases.

Foreign currencies
The profit and loss account includes transactions denominated in foreign currencies which are translated into US Dollars at the average rate for the year. At the balance sheet date monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at that date. Retranslation exchange differences are taken directly to reserves.

Foreign currency rates used as follows:

	2004 Average	**2004 Closing**	2003 Average	2003 Closing
British Pound	**0.5472**	**0.5191**	0.6101	0.5613
Swiss Franc	**1.2404**	**1.1316**	1.3437	1.2378
Euro	**0.8032**	**0.7337**	0.8866	0.7946

Claims equalisation provision
An equalisation provision has been established for the UK subsidiary in accordance with UK Company Law for the purposes of mitigating exceptionally high loss ratios in future years as required by Schedule 9A. The amounts provided are not liabilities because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date.

Employee share schemes
The cost of awards to employees that take the form of shares or rights to shares is charged to the profit and loss account on a straight line basis over the period to which the employee's performance relates. The charge is based on intrinsic value, being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

Change in accounting policies
The Company has determined that it is appropriate to value investments in Group undertakings at net asset value. In 2003 these investments were valued at historical cost. This is a change in accounting policy and the effect thereof on the accounts of the Company is shown in note 20. This change has no effect on the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

2 Segmental information – geographical analysis

Geographical analysis of gross premiums written by location of insured	2004 $'000	2003 $'000
Europe	**295,495**	258,650
Africa	**806**	1,203
Near and Middle East	**8,489**	10,249
Far East	**8,989**	9,375
Australia and Oceania	**6,122**	4,279
North America	**1,240,755**	988,238
Latin America	**21,984**	28,188
	1,582,640	1,300,182

Geographical analysis by location of legal entity	Gross premiums written		Profit/(loss) before tax	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Bermuda	**3,777**	(4,477)	**(40,472)**	(32,559)
Jersey	**166**	745	**948**	716
United Kingdom	**581,448**	564,220	**(6,058)**	36,657
United States	**758,522**	548,539	**21,462**	(6,240)
Switzerland	**238,727**	191,155	**35,049**	55,964
	1,582,640	1,300,182	**10,929**	54,538

Gross premiums written are analysed on a legal entity basis and therefore reflect London contact office business in Switzerland of $0.2 million in the year ended 31 December 2004 (2003: $1.1 million).

Operating equity and shareholders' equity interests	2004 $'000	2003 $'000
Alea Europe Ltd	**180,103**	153,525
Alea (Bermuda) Ltd[1]	**499,801**	453,768
Alea US	**261,579**	245,477
Amounts held in Holding Companies	**30,760**	27,868
Amounts held in non-insurance subsidiaries	**3,566**	6,139
Capital provided by Alea London Limited to Alea US	**(10,000)**	(20,000)
Note provided by Alea Group Holdings AG to Alea US	**20,000**	20,000
Note provided by Alea Europe Ltd to Alea US	**17,000**	17,000
	1,002,809	903,777
Amounts owed to credit institutions	**(198,438)**	(178,375)
Trust preferred securities	**(97,953)**	-
Shareholders' funds attributable to equity interests	**706,418**	725,402

1 The entities wholly owned by Alea (Bermuda) Ltd have net assets as follows:

	2004 $'000	2003 $'000
Alea London Ltd	**180,158**	195,009
Alea Global Risk Ltd	**10,130**	11,984
Alea Jersey Ltd	**2,056**	4,512

3 Segmental information

Underwriting results by operating segment before intra-group quota share arrangements
The Group's business is composed of four operating segments, consisting of Alea London, Alea Alternative Risk, Alea North America and Alea Europe.

The following tables summarise the underwriting results for the Group's business segments. All data is presented for the years ended 31 December 2004 and 31 December 2003 prior to intra-group quota share arrangements. The impact of quota share arrangements on these pre-quota segmental results is presented separately.

The newly created non-allocated column represents stewardship expenses incurred in Alea Group Holdings (Bermuda) Ltd. In 2003 the Group had included these non-allocated administrative expenses within Alea North America since it also absorbs an immaterial amount of business underwritten in Bermuda. This allocation method has been revised in order to present more accurate disclosure for Alea North America. The 2003 comparative has been restated accordingly.

2004	Alea London $'000	Alea Alternative Risk $'000	Alea North America $'000	Alea Europe $'000	Non-allocated $'000	Total $'000
Gross premiums written	581,817	445,581	316,719	238,523	-	1,582,640
Outward reinsurance premiums	(46,693)	(174,715)	(5,578)	(17,505)	-	(244,491)
Net premiums written	535,124	270,866	311,141	221,018	-	1,338,149
Gross premiums earned	574,388	401,751	256,193	236,261	-	1,468,593
Net premiums earned	496,619	234,148	235,291	216,051	-	1,182,109
Allocated investment return	21,098	21,613	24,826	20,255	-	87,792
Claims incurred, net of reinsurance	(352,551)	(125,706)	(191,566)	(162,744)	-	(832,567)
Total net expenses comprise:						
Acquisition costs	(122,280)	(49,092)	(63,745)	(39,687)	-	(274,804)
Administrative expenses	(35,685)	(24,543)	(24,069)	(23,154)	(4,253)	(111,704)
Fee income	2,824	(801)	935	1,245	-	4,203
Other technical charges	(5,718)	(44)	(420)	(10,647)	-	(16,829)
Total net expenses	(160,859)	(74,480)	(87,299)	(72,243)	(4,253)	(399,134)
Underwriting result[1]	4,307	55,575	(18,748)	1,319	(4,253)	38,200

2003 (Restated)	Alea London $'000	Alea Alternative Risk $'000	Alea North America $'000	Alea Europe $'000	Non-allocated $'000	Total $'000
Gross premiums written	566,042	261,141	282,921	190,078	-	1,300,182
Outward reinsurance premiums	(78,198)	(129,172)	(33,222)	(30,879)	-	(271,471)
Net premiums written	487,844	131,969	249,699	159,199		1,028,711
Gross premiums earned	482,701	205,062	228,361	198,151	-	1,114,275
Net premiums earned	407,656	97,856	189,324	163,645	-	858,481
Allocated investment return	13,995	12,681	19,022	12,113	-	57,811
Claims incurred, net of reinsurance	(224,988)	(70,556)	(130,024)	(103,082)	-	(528,650)
Total net expenses comprise:						
Acquisition costs	(92,521)	(19,654)	(55,268)	(27,958)	-	(195,401)
Administrative expenses	(32,122)	(15,880)	(17,917)	(21,112)	(3,067)	(90,098)
Fee income	1,654	-	545	165	-	2,364
Other technical charges	(5,611)	(24)	(700)	(12,669)	-	(19,004)
Total net expenses	(128,600)	(35,558)	(73,340)	(61,574)	(3,067)	(302,139)
Underwriting result[1]	68,063	4,423	4,982	11,102	(3,067)	85,503

1 Balance on the Technical Account – General Business before claims equalisation provision

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

3 Segmental information continued

Intra-group quota share arrangements

For the years ended 31 December 2004 and 31 December 2003 intra-group quota share arrangements comprised: a 35% quota share of Alea London business to Alea Europe, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda, a 70% quota share of Alea North America to Alea Bermuda and an intra-group aggregate excess contract from Alea Europe to Alea Bermuda.

The aggregate effect of these arrangements are detailed below:

2004	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net premiums earned	**496,619**	**5,353**	**464,086**	**216,051**	**1,182,109**
Intercompany reinsurance	**(173,447)**	**326,153**	**(323,533)**	**170,827**	**-**
Net premiums earned after intercompany reinsurance	**323,172**	**331,506**	**140,553**	**386,878**	**1,182,109**
Underwriting result					
Before intercompany reinsurance	**4,307**	**(47,227)**	**79,801**	**1,319**	**38,200**
After intercompany reinsurance	**7,923**	**(18,648)**	**30,439**	**18,486**	**38,200**

2003	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net premiums earned	407,656	2,520	284,660	163,645	858,481
Intercompany reinsurance	(142,397)	203,005	(197,151)	136,543	-
Net premiums earned after intercompany reinsurance	265,259	205,525	87,509	300,188	858,481
Underwriting result					
Before intercompany reinsurance	68,063	(10,841)	17,180	11,101	85,503
After intercompany reinsurance	45,468	(5,046)	(1,168)	46,249	85,503

3 Segmental information continued

Underwriting results by product group before intra-group quota share arrangements

The Group's business is also composed of two primary product lines, consisting of reinsurance and insurance.

2004	Reinsurance $'000	Insurance $'000	Non-allocated $'000	Total $'000
Gross premiums written	928,949	653,691	–	1,582,640
Outward reinsurance premiums	(52,694)	(191,797)	–	(244,491)
Net premiums written	876,255	461,894	–	1,338,149
Gross premiums earned	886,118	582,475	–	1,468,593
Net premiums earned	798,257	383,852	–	1,182,109
Allocated investment return	59,285	28,507	–	87,792
Claims incurred, net of reinsurance	(624,973)	(207,594)	–	(832,567)
Total net expenses comprise:				
Acquisition costs	(178,956)	(95,848)	–	(274,804)
Administrative expenses	(69,616)	(37,835)	(4,253)	(111,704)
Fee income	4,665	(462)	–	4,203
Other technical charges	(16,785)	(44)	–	(16,829)
Total net expenses	(260,692)	(134,189)	(4,253)	(399,134)
Underwriting result[1]	(28,123)	70,576	(4,253)	38,200

2003	Reinsurance $'000	Insurance $'000	Non-allocated $'000	Total $'000
Gross premiums written	867,781	432,401	–	1,300,182
Outward reinsurance premiums	(161,441)	(110,030)	–	(271,471)
Net premiums written	706,340	322,371	–	1,028,711
Gross premiums earned	787,315	326,960	–	1,114,275
Net premiums earned	627,464	231,017	–	858,481
Allocated investment return	42,254	15,557	–	57,811
Claims incurred, net of reinsurance	(389,667)	(138,983)	–	(528,650)
Total net expenses comprise:				
Acquisition costs	(125,880)	(69,521)	–	(195,401)
Administrative expenses	(54,850)	(32,181)	(3,067)	(90,098)
Fee income	2,374	(10)	–	2,364
Other technical charges	(19,200)	196	–	(19,004)
Total net expenses	(197,556)	(101,516)	(3,067)	(302,139)
Underwriting result[1]	82,495	6,075	(3,067)	85,503

1 Balance on the Technical Account – General Business before claims equalisation provision

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

3 Segmental information continued

Gross premiums written	2004 $'000	2003 $'000
Insurance		
Casualty	**484,075**	339,342
Property	**167,681**	92,226
Marine, aviation and transport	**1,935**	88
Other	**–**	745
Total insurance	**653,691**	432,401
Reinsurance		
Casualty	**671,992**	584,463
Property	**231,925**	232,198
Marine, aviation and transport	**4,382**	32,414
Other	**20,650**	18,706
Total reinsurance	**928,949**	867,781
Total	**1,582,640**	1,300,182

Gross premiums earned	2004 $'000	2003 $'000
Insurance		
Casualty	**451,718**	243,787
Property	**130,757**	82,466
Marine, aviation and transport	**–**	88
Other	**–**	619
Total insurance	**582,475**	326,960
Reinsurance		
Casualty	**624,144**	481,901
Property	**236,289**	250,377
Marine, aviation and transport	**8,879**	40,176
Other	**16,806**	14,861
Total reinsurance	**886,118**	787,315
Total	**1,468,593**	1,114,275

Net premiums written	2004 $'000	2003 $'000
Insurance		
Casualty	**324,206**	239,077
Property	**137,688**	82,557
Marine, aviation and transport	**–**	88
Other	**–**	649
Total insurance	**461,894**	322,371
Reinsurance		
Casualty	**660,508**	482,394
Property	**195,632**	188,541
Marine, aviation and transport	**(328)**	16,242
Other	**20,443**	19,163
Total reinsurance	**876,255**	706,340
Total	**1,338,149**	1,028,711

3 Segmental information continued

Net premiums earned	2004 $'000	2003 $'000
Insurance		
Casualty	**269,116**	152,211
Property	**114,736**	78,195
Marine, aviation and transport	–	88
Other	–	523
Total insurance	**383,852**	231,017
Reinsurance		
Casualty	**586,161**	383,498
Property	**194,769**	204,064
Marine, aviation and transport	**729**	24,600
Other	**16,598**	15,302
Total reinsurance	**798,257**	627,464
Total	**1,182,109**	858,481

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

4 Movement in prior year provision for claims outstanding net of reinsurance

The table below presents amounts included in incurred claims arising from the movement in the prior year provision for claims outstanding net of reinsurance. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date.

Increase/(decrease) in claims outstanding net of reinsurance before discount	**2004 $'000**	2003 $'000
Underwriting years 1999 and prior	**17,395**	19,998
Underwriting year 2000	**43,647**	18,170
Underwriting year 2001	**49,351**	(7,374)
Underwriting year 2002	**1,789**	(684)
Underwriting year 2003	**(42)**	-
	112,140	30,110
Claims outstanding net of reinsurance at prior period end before discount	**716,482**	514,141
Discount	**(44,492)**	(25,992)
	671,990	488,149

5 Net operating expenses

	2004 $'000	2003 $'000
Acquisition costs	**355,028**	301,292
Changes in deferred acquisition costs	**(21,432)**	(40,823)
Administrative expenses	**111,704**	90,098
	445,300	350,567
Reinsurance commissions and profit participation	**(58,792)**	(65,068)
Net operating expenses	**386,508**	285,499

6 Profit on ordinary activities before taxation

The profit on ordinary activities before taxation is stated after charging:

	2004 $'000	2003 $'000
Depreciation		
Owned assets	**6,158**	5,868
Rentals under operating leases		
Land and buildings	**5,021**	4,438
Other	**150**	224
Auditors' remuneration		
Audit fees	**2,085**	1,860
Tax advice	**396**	210
Actuarial and other consulting	**408**	378

In 2003, $7.0 million of remuneration was also paid to the auditors in relation to the Company's IPO. This amount was charged directly to reserves.

7 Investment return

	2004 $'000	2003 $'000
Investment income		
Income from other financial investments	**76,415**	56,337
Net realised gains on investments	**2,573**	12,146
	78,988	68,483
Investment expenses		
Other investment expenses	**(4,730)**	(3,975)
Unrealised investment losses		
Movement during the year	**(7,082)**	(29,173)
Actual investment return	**67,176**	35,335
Longer-term investment return	**87,792**	57,811
Actual investment return excluding gain on subordinated preferreds	**(67,176)**	(35,335)
Effect of short-term fluctuations over the year	**20,616**	22,476

The longer-term investment return is calculated for each business segment and based on the average invested assets and the expected longer-term rate of return on those assets having regard to the relevant economic and market forecasts. The Group has selected an overall rate of 4.5% (2003: 4.5%). The average investment return for the five years to 31 December 2004 was 5.3% (2003: 5.5%).

8 Employee information

	2004 $'000	2003 $'000
Wages and salaries	**51,147**	49,925
Social security costs	**5,373**	4,098
Other pension costs	**4,206**	3,552
	60,726	57,575

The average number of employees during the year was as follows:

	2004 Number	2003 Number
Underwriting	**122**	120
Finance	**64**	75
Information Technology	**41**	41
Claims	**38**	30
Technical Accounts	**41**	30
Management and Administration	**86**	71
	392	367

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

9 Taxation

The charge for taxation comprises:

	2004 $'000	2003 $'000
Current taxation	**(9,367)**	(1,890)
Deferred taxation	**(7,226)**	(11,638)
	(16,593)	(13,528)

The credit/(charge) for taxation can be analysed as follows:

	2004 $'000	2003 $'000
Tax on operating profit	**(21,094)**	(17,778)
Tax on short-term fluctuations in investment return	**4,686**	3,119
Tax on change in claims equalisation provision	**(185)**	1,131
	(16,593)	(13,528)

The tax charge for the year ended 31 December 2003 included a $9.0 million credit for deferred tax not previously recognised in respect of tax losses.

The tax for the periods presented varied from the stated rate of UK corporation tax as explained below:

	2004 $'000	2003 $'000
Profit on ordinary activities before taxation	**10,929**	54,538
Profit on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2003: 30%)	**(3,279)**	(16,361)
Factors affecting tax charge:		
Adjustment in respect of foreign tax rates	**(11,038)**	(6,331)
Adjustment in respect of prior periods	**1,330**	31
Overseas and other taxes	**(380)**	(367)
Withholding tax on dividend	**(3,986)**	-
Movement in tax losses	**(1,457)**	18,473
Other permanent items	**389**	(102)
Other timing differences	**9,054**	2,767
Current tax charge	**(9,367)**	(1,890)

The tax for the period presented can be analysed by jurisdiction as explained below:

2004	Bermuda $'000	Jersey $'000	United Kingdom $'000	United States $'000	Switzerland $'000	Total $'000
Profit/(loss) on ordinary activities before taxation	**(40,472)**	**948**	**(6,058)**	**21,462**	**35,049**	**10,929**
Profit/(loss) on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2003: 30%)	**12,141**	**(284)**	**1,817**	**(6,438)**	**(10,515)**	**(3,279)**
Factors affecting tax charge:						
Adjustment in respect of foreign tax rates	**(12,141)**	**284**	**-**	**(1,073)**	**1,892**	**(11,038)**
Adjustment in respect of prior periods	**-**	**-**	**974**	**356**	**-**	**1,330**
Overseas and other taxes	**-**	**(289)**	**(29)**	**(62)**	**-**	**(380)**
Withholding tax on dividend	**-**	**-**	**-**	**(3,986)**	**-**	**(3,986)**
Movement in tax losses	**-**	**-**	**(2,010)**	**-**	**553**	**(1,457)**
Other permanent items	**-**	**-**	**(137)**	**526**	**-**	**389**
Other timing differences	**-**	**-**	**(326)**	**1,310**	**8,070**	**9,054**
Current tax (charge)/credit	**-**	**(289)**	**289**	**(9,367)**	**-**	**(9,367)**

10 Earnings per ordinary share

Basic earnings per ordinary share is based on the profits after tax and the weighted average ordinary shares in issue as follows:

	2004 Number	2003 Number
Weighted average ordinary shares in issue	**174,606,795**	114,269,807
Fully diluted number of shares	**176,239,769**	116,266,620

	2004 Per share	2003 Per share
(Loss)/earnings – basic ($)	**(0.03)**	0.42
(Loss)/earnings – fully diluted ($)	**(0.03)**	0.42
Operating earnings – basic ($)	**0.06**	0.55
Operating earnings – fully diluted ($)	**0.06**	0.54

Operating earnings per ordinary share based on the longer-term investment return is considered to be a more appropriate measure of operating performance than earnings per share including short-term fluctuations in investment return. Transfers to or from claims equalisation provisions are transfers to or from a statutory reserve and not a deduction or credit in arriving at operating profit. The gain made in 2003 on the purchase of subordinated preferred shares issued by subsidiaries has also been excluded in calculating operating profit.

The reconciliation between earnings per ordinary share and operating earnings per ordinary share is as follows:

	2004 $'000	2003 $'000
(Loss)/profit for the financial year attributable to equity shareholders	**(5,664)**	48,510
Add		
Gain on purchase of subordinated preferred shares issued by subsidiaries	**-**	(7,500)
Short-term fluctuations in investment return	**20,616**	22,476
Change in claims equalisation provision	**(617)**	3,771
	19,999	18,747
Tax thereon	**(4,500)**	(4,250)
	15,499	14,497
Operating profit after tax	**9,835**	63,007

11 Intangible assets

The net book value of intangible assets comprises capitalised expenses of $1.4 million in obtaining United States licences together with insurance licences for the United States market, with a fair value of $8.4 million which were acquired as a result of the purchase of Seven Hills Insurance Company. Based on their annual impairment review, the Directors believe that no impairment exists and therefore, as at 31 December 2004, the intangible assets are stated at $9.8 million (31 December 2003: $10.0 million).

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

12 Investments

Group – investments

Other financial investments	Current Value 2004 $'000	Current Value 2003 $'000	Historic Cost 2004 $'000	Historic Cost 2003 $'000
Shares and other variable yield securities – listed	**947**	836	**904**	826
Debt securities – unit trusts – listed	**45,801**	34,061	**44,077**	33,152
Debt securities and other fixed income securities – listed	**1,968,903**	1,432,032	**1,967,969**	1,421,894
Deposits with credit institutions	**131,995**	115,428	**131,995**	115,428
Total debt securities and other fixed income securities	**2,100,898**	1,547,460	**2,099,964**	1,537,322
Total other financial investments	**2,147,646**	1,582,357	**2,144,945**	1,571,300
Deposits with ceding undertakings	**143,687**	105,513	**143,687**	105,513
Total investments	**2,291,333**	1,687,870	**2,288,632**	1,676,813

Included within investments as at 31 December 2004, the Group held $53.9 million (31 December 2003: $19.8 million) as statutory deposits with local regulators. A further $872.6 million (31 December 2003: $540.5 million) is held in trust for the benefit of holders of North American policies. Included within investments at 31 December 2004 is $432.1 million (31 December 2003: $185.4 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company due to quota share arrangements between these companies.

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at 31 December 2004, the pledges covered assets of $247.6 million (31 December 2003: $227.6 million).

Included within 'Debt securities – unit trusts – listed' as at 31 December 2004 the Group held Société d'Investissement à Capital Variable ('SICAV') of $45.8 million (31 December 2003: $34.1 million) pledged for the benefit of French and Belgian Cedants. These SICAVs are mutual funds invested in European fixed income securities with average credit quality of AAA and duration of approximately 5.5 years.

Summary by rating – Debt securities and other fixed income securities	2004 $'000	2004 %	2003 $'000	2003 %
AAA/US Govt or equivalent	**1,824,115**	**86.8**	1,344,644	86.9
AA	**248,283**	**11.8**	178,668	11.5
A	**28,500**	**1.4**	24,148	1.6
BBB	**–**	**–**	–	–
NR	**–**	**–**	–	–
	2,100,898	**100.0**	1,547,460	100.0

Summary by maturity – Debt securities and other fixed income securities	2004 $'000	2004 %	2003 $'000	2003 %
Less than 1 year	**435,408**	**20.7**	272,667	17.6
1 year up to 3 years	**447,490**	**21.3**	417,423	27.0
3 years up to 5 years	**416,730**	**19.8**	279,490	18.1
5 years up to 10 years	**312,480**	**14.9**	217,140	14.0
More than 10 years	**488,790**	**23.3**	360,740	23.3
	2,100,898	**100.0**	1,547,460	100.0

Included within fixed income securities with a maturity of more than 10 years are mortgage backed securities issued by United States Government Agencies with a market value of $264.0 million (31 December 2003: $168.7 million) and nominal weighted average life of 3.7 years (31 December 2003: 3.5 years).

12 Investments continued

Company – investments in Group undertakings	2004 $'000	2003 $'000
As at 1 January	**808,514**	479,130
Acquisitions during the year	**253,089**	255,143
Disposals during the year	**(50,000)**	-
Revaluation during the year	**(95,477)**	74,241
As at 31 December	**916,126**	808,514

As at 31 December 2003, the investments were presented at historical cost. With effect from 1 January 2004, the Company has valued its investments in Group undertakings at net asset value in accordance with the accounting policy stated in note 1. The 2003 comparatives have been restated accordingly as stated in note 20.

The following transactions were executed in 2003 subsequent to the initial public offering on the London Stock Exchange on 19 November 2003:

The Company acquired 10,912,066 shares of common stock in Alea (Bermuda) Ltd valued at $44.2 million. This represented an 8.84% holding bringing the holding in Alea (Bermuda) Ltd to 67.34%.

The Company acquired 432.18 shares of common stock in Alea Holdings US Company valued at $28.5 million. This represented a 25.01% holding making Alea Holdings US Company a direct 100% subsidiary of the Company.

The Company purchased from Bankers Trust Corporation and certain of its affiliates $50.0 million of subordinated preferred shares issued by subsidiaries of the Alea Group for a total consideration of $42.5 million. This comprised 30,000,000 shares of preferred stock in Alea (Bermuda) Ltd valued at $25.5 million and 200,000 shares of preferred stock in Alea Holdings Guernsey Ltd valued at $17.0 million.

At 31 December 2003, the Company had a direct holding of 67.34% of the common shares of Alea (Bermuda) Ltd, with the balance of 32.66% held indirectly through Alea Group Holdings AG. On 17 December 2004, the Company acquired the remaining 32.66% of the common shares of Alea (Bermuda) Ltd from Alea Group Holdings AG valued at $118.1 million resulting in 100% direct ownership of Alea (Bermuda) Ltd.

On 20 December 2004, $50.0 million of subordinated preferred shares described above were redeemed by Alea (Bermuda) Ltd and Alea Guernsey Limited in accordance with their terms of issue for $39.0 million and $26.0 million, respectively. The aggregate proceeds of $65.0 million were donated by the Company to Alea (Bermuda) Ltd as contributed surplus.

On 28 December 2004, Alea Holding US Company paid a dividend of $90.0 million to the Company. This is the main cause for the negative revaluation movement noted during the year. The Company donated $70.0 million to Alea (Bermuda) Ltd as contributed surplus and retained $20.0 million for general corporate purposes.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

13 Debtors arising out of insurance and reinsurance operations

	2004 $'000	2003 $'000
Pipeline premiums in respect of inwards insurance not yet due	**87,521**	39,419
Other debtors arising out of insurance operations	**30,426**	27,512
Debtors arising out of insurance operations	**117,947**	66,931
Pipeline premiums in respect of inwards reinsurance not yet due	**328,705**	359,193
Other debtors arising out of reinsurance operations	**191,714**	172,442
Debtors arising out of reinsurance operations	**520,419**	531,635

All insurance debtors arise from transactions with intermediaries.

14 Tangible assets

The book value of tangible assets is made up as follows:

Cost	Computer equipment and software $'000	Fixtures and office equipment $'000	Other $'000	Total $'000
As at 1 January 2004	23,727	6,104	2,472	32,303
Exchange movement	1,620	234	229	2,083
Additions	5,335	1,874	17	7,226
Disposals	(520)	(14)	–	(534)
As at 31 December 2004	**30,162**	**8,198**	**2,718**	**41,078**
Depreciation				
As at 1 January 2004	(14,801)	(3,427)	(1,863)	(20,091)
Exchange movement	(1,412)	(200)	(126)	(1,738)
Charge for the period	(4,963)	(909)	(286)	(6,158)
Disposals	502	10	–	512
As at 31 December 2004	**(20,674)**	**(4,526)**	**(2,275)**	**(27,475)**
Net Book Value				
As at 31 December 2003	8,926	2,677	609	12,212
As at 31 December 2004	**9,488**	**3,672**	**443**	**13,603**

15 Other debtors

	2004 $'000	2003 $'000
Deferred taxation	**30,632**	33,767
Tax recoverable	**2,593**	3,181
Sundry debtors	**16,785**	18,745
	50,010	55,693

15 Other debtors continued

The deferred tax asset comprises:

	2004 $'000	2003 $'000
Tax losses and disclaimed technical reserves	**27,979**	29,152
Other timing differences	**2,653**	4,615
	30,632	33,767
Balance as at 1 January	**33,767**	46,657
Charge for the year	**(7,226)**	(11,638)
Credit allocated to exchange movement for the year	**2,770**	-
Exchange movement	**1,321**	(1,252)
Balance as at 31 December	**30,632**	33,767

The Group's net deferred tax asset at 31 December 2004 was $30.6 million (31 December 2003: $33.8 million). The balance included a deferred tax asset of $17.1 million (31 December 2003: $14.9 million) in respect of the United Kingdom, $1.3 million (31 December 2003: $3.0 million) in respect of Alea North America and $12.2 million (31 December 2003: $15.9 million) in respect of Switzerland.

The deferred tax asset has been recognised in respect of losses carried forward to the extent that, based upon detailed budgets, the Group anticipates taxable profits to arise within the foreseeable future. There were no unrecognised deferred tax assets as at 31 December 2004 (31 December 2003: nil).

In 2004 the exchange differences are disclosed net of tax. For the financial year 2004 there was a tax credit which increased the exchange gain by $2.8 million.

16 Share capital

	2004		2003	
	Number '000s	$'000	Number '000s	$'000
Authorised:				
Common shares of $0.01	**1,000,000**	**10,000**	1,000,000	10,000
Total authorised	**1,000,000**	**10,000**	1,000,000	10,000
Allotted, called up and fully paid:				
Common shares of $0.01	**174,422**	**1,744**	174,707	1,747
Total allotted, called up share capital and fully paid	**174,422**	**1,744**	174,707	1,747

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

16 Share capital continued

Stock options and restricted shares

Bermuda Plan

Alea Group Holdings AG had in place a stock purchase and option plan for key employees and advisors known as the 1998 Amended and Restated Stock Option Plan for Key Employees and Subsidiaries (the 'Swiss Plan'). The Company adopted a 2002 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries, as amended in connection with IPO (the 'Bermuda Plan'), in connection with the redomiciling of the ultimate parent company of the Group to Bermuda and all awards under the Swiss Plan are now governed by the terms of the Bermuda Plan. The terms of the Bermuda Plan are substantially similar to the terms of the Swiss Plan. All Alea Group Holdings AG non-voting participation shares and options were exchanged for common shares and options in connection with an equity exchange offer that was completed on 3 April 2002. In total, 15,000,000 common shares are authorised for use under the Bermuda Plan.

The exercise price of the options will be the fair market value of the common shares on the grant date. Generally, the options vest rateably over a five-year period except in the case of performance options where vesting is affected by attainment of certain pre-approved financial targets. The exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of employment. Certain options granted contain shortened expiration and vesting periods.

The terms of the Company's common shares and the exercise price of the options to acquire company common shares on the purchase/grant date were determined by the Remuneration Committee in accordance with the terms of the Bermuda Plan. The Bermuda Plan was terminated as to future grants with effect from 19 November 2003.

Executive Plan

The Company's shareholders have adopted the Alea Executive Option and Stock Plan and the Alea Sharesave Plan ('Executive Plan'). The Executive Plan provides for the grant of time and performance options, restricted stock units and share savings for employees. The exercise price of options granted shall not be less than the middle market quotation for the Company's shares on the dealing day preceding the date of grant. The number of common shares granted in any period under all of the Company's employee share schemes (excluding shares issuable on exercise of options granted prior to 19 November 2003) may not exceed 10% of the Company's issued ordinary share capital. Generally, the vesting period of an option granted under the Executive Plan is subject to the discretion of the Board (or a committee thereof) provided that vesting for certain tax qualified options may not be earlier than 3 years or more than 10 years after the date of grant and unless any relevant performance conditions have been satisfied.

To date the options granted under the Executive Plan vest rateably over a five-year period. No performance options have been granted under this plan. At the discretion of the Board the exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of employment.

Share Purchase Arrangements

In order to align closely the interests of employees with those of its shareholders the Company has made available share purchase facilities for those employees given the opportunity to purchase shares and receive an option multiple under the Bermuda Plan and the Executive Plan. An employee may borrow up to 50% of the employee's purchase price of the shares which are then pledged toward repayment. Such loans carry interest at full market rates established at the time the loan is taken out and are repayable in five equal annual payments of 20% of the principal amount thereof. The total amount outstanding under these arrangements in respect of all officers and employees as at 31 December 2004 was $2,726,327 (31 December 2003: $3,225,832).

The Remuneration Committee may defer mandatory amortisation of loans for employees at its discretion and has determined to do so in respect of instalments due in 2005 as a consequence of the decision to eliminate plan achievement based bonuses payable in respect of the 2004 period. As a result, for employees of the Group, loan amortisation payments due in 2005 will be deferred to 2006, but loans will continue to bear interest during the deferral period. For officers of the Group, loan interest repayments may be deferred only if that officer is not in receipt of a merit award or guaranteed bonus payable in respect of the 2004 period. Executive Directors will not be permitted to defer scheduled payments of principal or interest on any loan outstanding. Further details of loans made to officers of the Group are stated in note 31. Officers of the Group include those officers who are on the Leadership Team.

16 Share capital continued

Other

The Company has issued to Fisher Capital Corp. LLC certain options to acquire common shares, which are fully vested and are exercisable within 15 years of the date of grant. In connection with a consulting agreement, the Company has issued restricted shares which are fully vested to Richard Delaney, a former director. These shares and options were not granted pursuant to either Plan.

Transactions involving common share options and share participation certificate options are as follows:

Options outstanding	2004 Number	2004 Weighted average price $	2003 Number	2003 Weighted average price $
As at 1 January	**11,229,400**	**3.59**	9,577,660	3.41
Granted	**2,694,720**	**4.53**	2,229,780	4.30
Forfeited	**(2,011,480)**	**3.84**	(578,040)	3.39
As at 31 December	**11,912,640**	**3.76**	11,229,400	3.59

Forfeited options include options reacquired from employees and Directors and subsequently cancelled.

17 Group – movement in consolidated shareholders' funds

	Share capital $'000	Share premium $'000	Capital reserve $'000	Profit and loss account $'000	Total $'000
As at 1 January 2004	1,747	633,053	75,644	14,958	725,402
Share issues	–	117	–	–	117
Capital raising expenses	–	–	(263)	–	(263)
Share repurchase and cancellation	(3)	(1,731)	–	–	(1,734)
Share based payments	–	83	–	–	83
Retained loss transferred to reserves	–	–	–	(23,104)	(23,104)
Exchange differences	–	–	–	5,917	5,917
As at 31 December 2004	**1,744**	**631,522**	**75,381**	**(2,229)**	**706,418**

Company – movement in shareholders' funds

	Share capital $'000	Share premium $'000	Capital reserve $'000	Revaluation reserve $'000	Profit and loss account $'000	Total $'000
As at 1 January 2004 (restated note 20)	1,747	633,053	16,361	74,241	–	725,402
Share issues	–	117	–	–	–	117
Capital raising expenses	–	–	(263)	–	–	(263)
Share repurchase and cancellation	(3)	(1,731)	–	–	–	(1,734)
Share based payments	–	83	–	–	–	83
Unrealised losses (note 12)	–	–	–	(95,477)	–	(95,477)
Retained profit for the financial period	–	–	–	–	78,290	78,290
As at 31 December 2004	**1,744**	**631,522**	**16,098**	**(21,236)**	**78,290**	**706,418**

The Company movement in shareholders' funds has taken into account the change in accounting policy with regards to the valuation method used for investments in Group undertakings as stated in notes 1, 12 and 20.

Share based payments – Group and Company
The credit to reserves for share based payments relates to the profit and loss account charge recorded under the requirements of UITF 17.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

18 Dividend

Ordinary dividends comprise:

	2004 $'000	2003 $'000
Interim dividend paid – $0.03 per share (2003: nil)	**5,238**	-
Final declared – $0.07 per share (2003: nil)	**12,202**	-
Ordinary dividend	**17,440**	-

The Board has recommended a final dividend of seven cents per Common Share payable on 10 June 2005 to shareholders on the register of members at the close of business (Bermuda time) on 13 May 2005. Dividends are declared and paid gross.

Dividends are declared in US Dollars but may be paid in US Dollars, British Pounds or Swiss Francs. The British Pound or Swiss Franc equivalent of dividends declared in US Dollars will be calculated by reference to an exchange rate prevailing on 20 May 2005.

19 Claims outstanding

	2004 $'000	2003 $'000
Gross		
Provision for claims outstanding, reported and not reported	**1,971,265**	1,463,702
Discount	**(140,534)**	(80,020)
	1,830,731	1,383,682
Claims handling provisions	**21,162**	14,869
	1,851,893	1,398,551
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	**(465,722)**	(508,924)
Discount	**36,985**	35,355
Net aggregate excess reinsurance	**(428,737)**	(473,569)
Other reinsurance		
Provision for claims outstanding, reported and not reported	**(315,528)**	(253,165)
Discount	**7,062**	173
Net other reinsurance	**(308,466)**	(252,992)
Total reinsurance		
Provision for claims outstanding, reported and not reported	**(781,250)**	(762,089)
Discount	**44,047**	35,528
Total reinsurers' share of claims outstanding	**(737,203)**	(726,561)
Claims outstanding, net of reinsurance		
Before discount	**1,211,177**	716,482
Discount	**(96,487)**	(44,492)
Claims outstanding net of reinsurance	**1,114,690**	671,990

Security held for aggregate excess reinsurance	2004 $'000	2003 $'000
Deposits received from reinsurers	**123,743**	199,903
Trust fund and LOC collateral available against aggregate excess contracts	**277,297**	228,415
Total collateral available against aggregate excess reinsurance recoverable	**401,040**	428,318
Collateral held in respect of unearned premiums	**2,713**	11,241
Total collateral held	**403,753**	439,559

19 Claims outstanding continued

Where appropriate, reserves are discounted in accordance with statutory regulations of the European Union. Discount rates are based on the expected future cash flow derived from assets established for the payment of reserves. The Group discounts loss reserves for certain business with a mean term to ultimate claims settlement in excess of four years. The majority of such discount applies to casualty business. All data is presented for the years ended 31 December 2004 and 31 December 2003 prior to intra-group quota share arrangements.

The amount of discount and the average gross mean term can be analysed as follows:

	Gross $'000	Reinsurance $'000	Net $'000	2004 Gross mean term Years
London	**22,070**	**(5,866)**	**16,204**	**4.3**
United States	**33,552**	**(18,103)**	**15,449**	**5.5**
Bermuda[1]	**23,605**	**(5,999)**	**17,606**	**3.9**
Europe	**61,307**	**(14,079)**	**47,228**	**5.9**
Total	**140,534**	**(44,047)**	**96,487**	**5.0**

	Gross $'000	Reinsurance $'000	Net $'000	2003 Gross mean term Years
London	8,662	(4,541)	4,121	5.0
United States	12,727	(9,354)	3,373	5.1
Bermuda	14,284	(7,117)	7,167	4.1
Europe	44,347	(14,516)	29,831	4.5
Total	80,020	(35,528)	44,492	4.7

The total average discount rate has been established at a rate below the average investment return for the five years to 31 December 2004 which was 5.3% (2003: 5.6%).

1 After application of reinsurance contracts, all business areas have a mean term of more than four years in accordance with the Company's accounting policies.

Claims equalisation provision	2004 $'000	2003 $'000
As at 1 January	**6,408**	2,368
Currency revaluation	**451**	269
Change in claims equalisation provision	**(617)**	3,771
As at 31 December	**6,242**	6,408

The claims equalisation provision is in respect of the UK subsidiary. The reserve is established for the purpose of mitigating exceptionally high loss ratios. In 2004, there was a small release from the provision as a result of claims incurred due to hurricane and typhoon activity.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

20 Prior year adjustment

The Company reports investments in Group undertakings at net asset value. In prior years, investments were reported by the Company at historical cost. This has no impact on the Group accounts.

The impact of the change in accounting policy is as follows:

	2003 $'000
Investments in Group undertakings under the old policy	734,273
Revaluation reserve	74,241
Investments in Group undertakings under the new policy	808,514
Revaluation reserve in capital reserve under the old policy	–
Revalution reserve	74,241
Revaluation reserve in capital reserve under the new policy	74,241

21 Other technical provisions

As at 31 December 2004, the Directors determined that an unexpired risk provision, in excess of the unearned premium reserve, to recognise the cost of claims and expenses arising after the end of the financial year from contracts concluded before that date need not be established (31 December 2003: nil).

22 Group creditors

Creditors arising out of insurance and reinsurance operations	**2004 $'000**	2003 $'000
Insurance balances payable	**66,909**	62,744
Reinsurance balances payable	**211,464**	133,627
	278,373	196,371

Company creditors – demand note payable to Group undertakings

In consideration of the Company's acquisition of 32.66% of the common shares of Alea (Bermuda) Ltd from Alea Group Holdings AG in December 2004, the Company issued a demand note in the amount of $34.2 million to Alea Group Holdings AG bearing interest at 4.5%. All other demand notes of the Company to Group undertakings outstanding at 31 December 2003 were repaid during 2004.

23 Amounts owed to credit institutions

The three year bank term loan of $200.0 million and the $50.0 million revolver currently carry an interest margin of 90 basis points, which is adjustable based upon the Standard & Poor's debt ratings for Alea. The $50.0 million revolver facility is additionally subject to a commitment fee of 40% of the applicable margin. The term loan was used to repay the pre-existing financing facilities with the balance being used for general corporate expenses. The revolver facility was unutilised during 2004.

In February 2005, the $50.0 million revolver was fully drawn and the funds were used to make a voluntary prepayment of $50.0 million under the $200.0 million term loan. This prepayment was accompanied by an amendment which increased the financial flexibility of Alea under this financing.

The loan imposes restrictive covenants including limitations on the granting of liens, other dispositions of assets, increased indebtedness and distribution of assets.

Total loan repayments under the above facilities fall due as follows:

	2004 $'000	2003 $'000
2004	-	12,926
2005	-	92,862
2006	-	-
2007	**200,000**	75,000
Total before debt raising expenses	**200,000**	180,788
Capitalised debt raising expenses	**(1,562)**	(2,413)
Total	**198,438**	178,375

The interest expense for the year ended 31 December 2004 amounted to $5.1 million (2003: $4.7 million). Debt raising expenses are capitalised and are amortised over the period of the loan. Capital assets relating to the previous loan arrangements of $2.1 million have been written off in 2004.

24 Trust preferred securities

In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years. The Group has committed to AM Best not to exercise the call rights if such action would negatively affect the Group's AM Best ratings or ratings outlook thereupon. AM Best currently treats these 'hybrid' securities as equity in its capital assessment model.

Total trust preferred securities fall due as follows:

	2004 $'000	2003 $'000
2034	**100,000**	-
Total before trust preferred securities raising expenses	**100,000**	-
Capitalised trust preferred securities raising expenses	**(2,047)**	-
Total	**97,953**	-

Trust preferred securities expenses are capitalised and are amortised over the period of the trust preferred securities.

25 Other creditors including taxation and social security

	2004 $'000	2003 $'000
Corporation tax	**4,621**	2,331
Other creditors including other taxes and social security costs	**15,718**	664
	20,339	2,995

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

26 Accruals and deferred income

	2004 $'000	2003 $'000
Deferred reinsurance commissions	**3,459**	665
Other accruals and deferred income	**27,680**	37,135
	31,139	37,800

27 Capital commitments

At 31 December 2004 there were capital commitments of $1.1 million (31 December 2003: $1.1 million) relating to software, leasehold improvements and fixtures.

28 Operating leases

Annual commitments under operating leases expire:

	2004		2003	
	Land and buildings $'000	**Other $'000**	Land and buildings $'000	Other $'000
– within one year	**180**	**–**	–	14
– between two and five years	**1,869**	**35**	459	21
– over five years	**3,005**	**–**	3,091	–
	5,054	**35**	3,550	35

The amount incurred under operating leases during the period ended 31 December 2004 was $5.1 million (2003: $4.7 million).

29 Pension commitments

The employees of the Group are covered by defined contribution schemes the costs of which are charged to the profit and loss account when incurred. The total cost of retirement benefits for the Group in the year ended 31 December 2004 was $4.2 million (2003: $3.6 million).

30 Contingent liabilities

Litigation – settlement
In December 2004, a settlement was reached in the 2003 lawsuit commenced by PXRE Reinsurance Company ('PXRE') against Lumbermens, which in turn had joined Alea North America Company ('ANAC') in August 2003 as a third party defendant. The lawsuit sought rescission (amongst other claims) of a retrocession arrangement in which PXRE reinsured Lumbermens excess of a 75% paid loss ratio, for a maximum liability of $50 million. Under the settlement, PXRE reassumed its liability under the retrocession arrangement. ANAC paid $250,000 as its contribution towards this settlement which was expensed in 2004.

Structured settlements
The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001. In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 39 million Canadian Dollars ($32 million) and the maximum in relation to any one insurer 17 million Canadian Dollars ($14 million).

Litigation
In January 2003, a claim was made against the Group and its indirect subsidiary ANAC by a former employee of ANAC alleging, inter alia, discrimination, harassment and retaliation for damages totalling $3.5 million. At this stage it is not possible to estimate the amount of any potential liability that may arise for the Group. The Group believes the allegations are unfounded and is vigorously defending itself against the claim. The Group's Motion for Summary Judgement was fully briefed as of 22 April 2004, and is presently pending. No provision has been made in the accounts for this matter.

Subpoena
In November 2004, Alea North America Insurance Company ('ANAIC') received a subpoena from the Attorney General of New York and, together with Alea North America Specialty Insurance Company ('ANASIC'), received inquiries from certain US state insurance departments (which inquiries were only for informational purposes). The subpoena and inquiries relate to the on-going industry-wide investigations into US producer compensation practices and arrangements. No allegations of wrongdoing have been made against ANAIC and ANASIC, nor any of their employees, nor do we have reason to believe any of them are specific targets of any investigation.

ANAIC and ANASIC have co-operated fully with these inquiries. After concluding their internal investigations in connection with these matters, the companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they aware of any improper conduct.

Company contingent obligations
In the third quarter of 2002 the Company entered into a top down guarantee with each of the Group's rated insurance operating entities. These guarantees are in addition to the pre-existing cross company guarantees already in place between the various subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, the top down guarantees require that the Company make funds available to the insurance operating entities to allow the entities to fulfill their insurance or reinsurance obligations to the client/customer incurred while the guarantee remains in effect.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

31 Related party transactions

Kohlberg Kravis Roberts & Co.

The Group pays annual advisory fees of $750,000 to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. LLC, also a shareholder. As at 31 December 2004 the balance due under these arrangements was nil (31 December 2003:nil).

Loans to officers

Loans to officers are offered in connection with their purchase of Company shares and are interest bearing and except as described below, are full recourse and made on consistent terms as those to other employees. Mr M Ricciardelli received a loan of $375,000 in connection with his purchase of pledged shares at a cost of $750,000 in March 2004 that bears interest at 1 year LIBOR set on the funding date and reset annually on each anniversary thereof. Upon termination of employment Mr M Ricciardelli is not personally liable for any amounts in excess of the value of the shares pledged plus any accrued but unpaid bonus contractually payable to him. Consistent with other borrowers, Mr M Ricciardelli's loan is repayable in five equal annual instalments of 20% of the principal amount thereof. The unpaid interest as at 31 December 2004 was $3,818.

As at 31 December 2004 the Group had loans to officers, including the amount set out above in respect of Mr M Ricciardelli, of $1,074,819 (31 December 2003: $648,140). The number of officers that had outstanding loans at 31 December 2004 was 11 (31 December 2003: 8). *Officers are defined as members of the Leadership Team or its predecessor, the Executive Committee during the respective periods.*

Bristol West Insurance Group

During 2003 and 2004, Alea London Ltd underwrote a 40% share of an inwards reinsurance contract with Bristol West Insurance Group (Bristol West), a public company traded on the New York Stock Exchange. Affiliates of a Kohlberg Kravis Roberts & Co. fund other than KKR 1996 Fund (Overseas), Limited Partnership, held an interest in 38.5% of the outstanding shares of Bristol West at 15 February 2005.

Mr J Fisher, a Director of the Company, is Chairman of the Board and Chief Executive Officer of Bristol West and as of 3 March 2005 may be deemed to have beneficial interests in some or all of 1,053,485 shares or options to acquire shares of Bristol West representing approximately 3.0% of the outstanding shares and may also be deemed to have an interest in some or all of the shares in Bristol West owned by a KKR affiliate representing 2.0% of the outstanding shares.

Messrs. T Fisher, P Golkin and S Nuttall, Directors of the Company, are also directors of Bristol West and may be deemed to have beneficial interests in some or all of the shares in Bristol West controlled by affiliates of Kohlberg Kravis Roberts & Co. and representing 38.5% of the outstanding shares at 15 February 2005.

The contract was priced and terms and conditions established on an arm's length basis by an unrelated lead underwriter and found to be acceptable by the Company using the Company's normal actuarial practices. The co-participating reinsurers on the contract are companies unrelated to either the Company, Bristol West, KKR or Mr J Fisher.

Gross premiums written in 2004 include $56.5 million in respect of unearned premiums anticipated to be earned in 2005. Effective 1 January 2005, Bristol West exercised its rights to terminate and commute its quota share agreement. All cash balances due to Bristol West of $78.7 million were settled in full in January 2005. The remaining unearned premium of $56.5 million has been reversed such that 2005 financial statements will show a reduction in gross premiums written of $56.5 million representing the unearned premium balances previously carried forward. There will be no profit and loss impact in 2005 with regards to this contract. The contract has not been renewed in 2005.

31 Related party transactions continued

The contract had the following impact on the profit and loss account, balance sheet and cash flows of the Group:

General Business – Technical Account	2004 $'000	2003 $'000
Net premiums written	**149,431**	158,500
Net premiums earned	**148,089**	126,341
Net incurred losses	**(118,442)**	(101,072)
Net acquisition expenses	**(25,177)**	(21,479)
Balance on technical account	**4,470**	3,790

Balance Sheet	2004 $'000	2003 $'000
Cash received	**88,197**	55,464
Reinsurance debtors	**66,302**	64,228
Deferred acquisition costs	**9,600**	9,372
Total Assets	**164,099**	129,064
Claims incurred	**98,106**	68,883
Unearned premium reserves	**56,473**	55,130
Retained profit	**9,520**	5,051
Total Liabilities	**164,099**	129,064

Cash Flows	2004 $'000	2003 $'000
Premium received	**243,243**	121,277
Claims paid	**(155,046)**	(65,813)

No amounts have been written off in respect of debts due to or from Bristol West.

Conseco Inc.
Mr R Hilliard, a Director of the Company, is the Executive Chairman of the Board of Conseco Inc.. A subsidiary of the Company was an insurer on Conseco Inc.'s Directors and Officers insurance policy, for which Conseco paid to the Company a net premium of $364,595 with respect to the 2003 underwriting year. The terms of this agreement were made on an arm's length basis without any involvement of Mr Hilliard.

Willis Group Holdings
Willis Group Holdings Limited and its subsidiaries ('Willis') conduct insurance and reinsurance intermediary activities.

As at 31 December 2004, KKR 1996 Fund (Overseas), Limited Partnership owned 5.6% (31 December 2003: 23.3%) of the outstanding common equity of Willis Group Holdings Limited.

The Group has entered into multiple business arrangements with Willis for the years ended 31 December 2004 and 31 December 2003. These transactions involved the production and procurement of insurance and reinsurance relationships and contracts, in many cases for a commission or fee, the transmission of premium and other related transactions.

While most of these relationships and contracts individually have involved less than 0.5% of the assets of the Group, some of the transactions have involved premium flows or other cash flows through Willis in excess of such amounts. In aggregate the total gross premiums written by the Group produced through Willis for the year ended 31 December 2004 was $69.5 million (2003: $74.6 million).

Messrs. P Golkin and S Nuttall are directors and shareholders of Willis and may also be deemed to be beneficially interested in some or all of the shares in Willis owned by KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership. Mr J Fisher is a director and shareholder of Willis and may also be deemed to be beneficially interested in some or all of the options to acquire shares in Willis held by Fisher Capital Corp. LLC and the shares in Willis owned by KKR Partners (International), Limited Partnership.

The Group's dealings with intermediaries, including Willis, are on arm's length normal commercial terms.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

32 Credit risk – exposure to Lumbermens

In connection with the Group's acquisition of the Equus Re reinsurance division of Lumbermens on 3 December 1999, Alea (Bermuda) Ltd and Lumbermens entered into a 100% quota share reinsurance of the Lumbermens business written by Equus Re through 30 September 1999 (namely, business written by Equus Re prior to the Group's acquisition of the Equus Re operations). Lumbermens, in turn, provides stop loss reinsurance to Alea (Bermuda) Ltd for losses in excess of a 75% paid loss ratio on the same business (the 'Protected Business'). In addition to the Protected Business, the parties agreed that the Group would write new and renewal business on behalf of Lumbermens (as the reinsurer) up to 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd (the 'Fronted Business'). Concurrent with these arrangements, Lumbermens retained ANAC as its agent to adjust and pay claims and collect premiums for both the Protected Business and the Fronted Business.

The respective obligations of Alea (Bermuda) Ltd and Lumbermens noted above are subject to contractual mutual offset provisions under the reinsurance agreements and as permitted under Illinois law. Further, in respect of the Protected Business, Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met. The Group's balance sheet therefore, records (i) no net balance due from Lumbermens under the Protected Business, as the 75% paid loss ratio was met in late December 2003 (specifically, $158.2 million is due to and from Lumbermens), and (ii) as at 31 December 2004, a balance due to Lumbermens under the Fronted Business of $123.8 million.

As is required for credit for reinsurance purposes when cessions are made to non-US licensed reinsurers, Alea (Bermuda) Ltd must collateralise its obligations to Lumbermens. Pursuant to contract, the amount of posted collateral is required to equal 120% of the estimated loss reserves, which based on the above year-end balance due from Alea Bermuda Ltd would be approximately $148.6 million. If, as was the case in 2004, Alea (Bermuda) Ltd (as reinsurer) and Lumbermens cannot agree upon the calculation of the amount to be collateralised, the contract provides that the matter is to be resolved by referral to a neutral and disinterested Fellow of the Casualty Actuary Society for determination ('Independent Actuary'). Based on a determination of the estimated loss reserves by the Independent Actuary measured as at 30 September 2004 the amount Alea (Bermuda) Ltd posted as collateral at year-end pursuant to the contract was $186.6 million. The Independent Actuary's estimate is utilised strictly to enable the parties to settle on the collateral posting. The determination of collateral posted is subject to recalculation quarterly in arrears, and both parties retain the right to request a further determination in the future by an Independent Actuary if the parties cannot agree such calculation.

Lumbermens risk based capital level allows the Illinois Department of Insurance to assume control of Lumbermens at its discretion. The mutual obligations of Alea (Bermuda) Ltd and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. The Directors believe that the Group should not be exposed to material credit risk resulting from these arrangements with Lumbermens.

33 Notes to the statement of cash flows

(a) Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities

	2004 $'000	2003 $'000
Profit on ordinary activities before tax	**10,929**	54,538
Depreciation of tangible assets	**6,158**	5,868
Profit on disposal of tangible assets	**(343)**	(289)
Changes to market value and currencies on investments	**(29,980)**	(24,893)
Losses on foreign exchange	**2,277**	9,095
Change in debtors arising out of re/insurance operations	**(39,800)**	(109,423)
Change in amounts due from reinsurance operations not transferring significant insurance risk	**3,543**	6,044
Change in other assets	**2,150**	(1,475)
Change in prepayments and accrued income	**(5,771)**	(1,395)
Change in technical provisions	**575,314**	481,416
Change in claims equalisation provision	**(617)**	3,771
Change in reinsurers' share of technical provisions	**(22,909)**	(165,849)
Change in deposits with ceding undertakings	**(38,174)**	(13,407)
Change in reinsurance deposits and creditors	**5,842**	12,360
Change in liabilities from reinsurance operations not transferring significant insurance risk	**(9,461)**	(8,811)
Change in other creditors	**5,967**	(2,733)
Change in accruals and deferred income	**(8,348)**	1,442
Debt interest expense	**5,127**	4,718
Net cash inflow from operating activities	**461,904**	250,977

(b) Movement in opening and closing portfolio investments net of financing

	2004 $'000	2003 $'000
Net cash inflow for the year	**15,837**	13,752
Cash flow – portfolio investments net of financing	**516,735**	452,291
Movement arising from cash flows	**532,572**	466,043
Changes in market value and exchange rates	**29,980**	15,054
Total movement in portfolio investments net of financing	**562,552**	481,097
Portfolio at 1 January	**1,448,289**	967,192
Portfolio at 31 December	**2,010,841**	1,448,289

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

Year ended 31 December 2004

33 Notes to the statement of cash flows continued

(c) Movement in cash and portfolio investments

2004	As at 1 January 2004 $'000	Cash flow $'000	Changes to market value and currencies $'000	As at 31 December 2004 $'000
Cash at bank and in hand	**44,307**	**15,837**	**1,489**	**61,633**
Shares and other variable yield securities	**836**	**–**	**111**	**947**
Debt securities – unit trusts – listed	**34,061**	**7,585**	**4,155**	**45,801**
Debt securities and other fixed income securities	**1,432,032**	**516,682**	**20,189**	**1,968,903**
Deposits with credit institutions	**115,428**	**12,531**	**4,036**	**131,995**
	1,626,664	**552,635**	**29,980**	**2,209,279**
Amount owed to credit institutions	**(178,375)**	**(20,063)**	**–**	**(198,438)**
	1,448,289	**532,572**	**29,980**	**2,010,841**

2003	1 January 2003 $'000	Cash flow $'000	Changes to market value and currencies $'000	As at 31 December 2003 $'000
Cash at bank and in hand	28,989	13,752	1,566	44,307
Shares and other variable yield securities	949	(331)	218	836
Debt securities – unit trusts – listed	21,745	6,973	5,343	34,061
Debt securities and other fixed income securities	963,880	453,123	15,029	1,432,032
Deposits with credit institutions	120,165	(7,474)	2,737	115,428
	1,135,728	466,043	24,893	1,626,664
Amounts owed to credit institutions	(168,536)	–	(9,839)	(178,375)
	967,192	466,043	15,054	1,448,289

(d) Net cash outflow on portfolio investments

2004	Purchases $'000	Sales $'000	Net cash flow $'000
Shares and other variable yield securities	**–**	**–**	**–**
Debt securities – unit trusts – listed	**14,304**	**(6,719)**	**7,585**
Debt securities and other fixed income securities	**2,852,160**	**(2,335,478)**	**516,682**
	2,866,464	**(2,342,197)**	**524,267**
Deposits with credit institutions			**12,531**
Net cash outflow on portfolio investments			**536,798**

2003	Purchases $'000	Sales $'000	Net cash flow $'000
Shares and other variable yield securities	–	(331)	(331)
Debt securities – unit trusts – listed	9,278	(2,305)	6,973
Debt securities and other fixed income securities	2,737,986	(2,284,863)	453,123
	2,747,264	(2,287,499)	459,765
Deposits with credit institutions			(7,474)
Net cash outflow on portfolio investments			452,291

34 Group companies

The consolidated financial information presents the financial record of the Group for the years ended 31 December 2004 and 31 December 2003. The following are the parent company and the subsidiary undertakings that have been included in the consolidated financial information.

Name	Nature of business	Country of incorporation/registration
Alea Group Holdings (Bermuda) Ltd	Ultimate holding company	Bermuda
Alea Group Holdings AG	Intermediate holding company	Switzerland
Alea Europe Ltd	Reinsurance carrier	Switzerland
Alea (Bermuda) Ltd	Reinsurance carrier	Bermuda
Alea Holdings US Company	Intermediate holding company	USA
Alea North America Insurance Company	Insurance and reinsurance carrier	USA
Alea North America Specialty Insurance Company	Insurance and reinsurance carrier	USA
Alea North America Company	Reinsurance intermediary	USA
Alea Holdings UK Limited	Intermediate holding company	England and Wales
Alea London Limited	Insurance and reinsurance carrier	England and Wales
Alea Services UK Limited	Services company	England and Wales
Alea Financial UK Limited	Risk intermediary	England and Wales
Alea Technology Limited	Software and systems	England and Wales
IRM International Reinsurance Management Ltd	Services company	Switzerland
Alea Jersey Limited	Insurance and reinsurance carrier	Jersey
Alea Global Risk Limited	Insurance and reinsurance carrier	Jersey
Alea Holdings Guernsey Limited	Special purpose entity	Guernsey
AHUSCO Statutory Trust I	Special purpose entity	USA
AHUSCO Statutory Trust II	Special purpose entity	USA

All companies listed above are wholly owned subsidiaries of the Group.

LEADERSHIP TEAM

Mark L Ricciardelli (52) Group President and Chief Executive Officer. Mr Ricciardelli began his career in insurance with Travelers Insurance Company, following which he spent 11 years at the Swiss Re/North American Re group of companies, ultimately serving as Vice President. Mr Ricciardelli joined General Electric's Employers Reinsurance Corporation in 1989, where he held several leadership positions in the United States and Asia, most recently serving as President and Chief Executive Officer, Global Casualty. Mr Ricciardelli joined the Group in early 2004 as Group President and Chief Operating Officer, and was promoted to Group Chief Executive Officer in June 2004. He has 29 years of industry experience.

Keith F Anderson (57) Senior Vice President, Corporate Marketing and Communications. Mr Anderson began his career at NASA during the Apollo programme, and then moved into the petroleum industry, holding various positions, including Senior Press Officer for Gulf Oil Corporation. In 1983, he joined PepsiCo as Director of Corporate Communications, and later served as the Chief Operating Officer at Carl Byoir & Associates, a New York based public relations firm. Prior to joining Alea in 2004, Mr Anderson served as the Chief Communications Officer for Travelers Property Casualty, having joined that company in 1993. He has 12 years of industry experience.

Amanda J Atkins (47) Executive Vice President, Finance and Operations and Group Chief Financial Officer. After securing her degree at Manchester University, Ms Atkins qualified as a chartered accountant at Coopers & Lybrand. She has since been Chief Financial Officer for a number of international insurance and reinsurance companies, most recently Zurich Reinsurance London Limited between 1994 and 1998. Ms Atkins has 23 years of industry experience and joined the Group in 1999.

Robert D Byler (48) Executive Vice President and Chief Executive Officer, Alea Alternative Risk. After securing his degree at the University of Alabama, Mr Byler joined General Reinsurance Corporation in 1979 and has worked exclusively in the alternative risk arena since 1984. Mr Byler has 26 years of industry experience and joined the Group in 1999.

Stephen P Cane (51) Executive Vice President, Group Compliance and Chief Executive Officer, Alea London. Mr Cane is a director of the International Underwriting Association, representing all the major companies trading in the London market and is a director of XIS Xchanging, the London Market's central processing company. Mr Cane is also a member of the Market Reform Group. He started his insurance career with the Corporation of Lloyds in 1970, moving to a leading Lloyd's managing agency, the Merrett Group, in 1986, becoming the Managing Director of the underwriting companies. In 1994 he moved to Zurich Re in London, where he was Chief Operating Officer. He joined the Group in 1999 and has 34 years of industry experience.

Lorraine Denny (31) Senior Vice President, Group Head of Human Resources. Ms Denny started her insurance career with Guardian Royal Exchange before moving into investment banking and then joining the reinsurance sector and the Group in 2000. She has 13 years experience in human resources and is a Fellow of the Chartered Institute of Personnel & Development.

Michael R Halsband (40) Senior Vice President and North America General Counsel. Prior to joining the Group in 2002, Mr Halsband served as Vice President and Counsel at the Centre Group and Zurich Reinsurance from 1995 to 2002 and prior thereto as senior associate at Rosenman & Colin, LLP. He has over 15 years of experience in the reinsurance and insurance industry, holds his J.D. from Rutgers University – School of Law, and is admitted before the New York State Bar and the US Federal District Court (Southern and Eastern Districts of New York).

J Mark Jones (43) Senior Vice President, Operations & Risk Management. Mr Jones began his career in public accounting in 1986 at Coopers & Lybrand. More recently, he served as Director of Internal Audit at Zurich Reinsurance NA before joining Alea. Prior to that Mr Jones was with Aetna Life & Casualty. Mr Jones is a certified public accountant and certified financial services auditor. Mr Jones has more than 19 years of experience and holds degrees in both accounting and management information systems. He joined the Group in 2000.

George P Judd (48) Senior Vice President, Group General Counsel and Secretary. Mr Judd began his career in the insurance industry in 1982 at American General Corporation. More recently, he served as Assistant General Counsel to American Re-Insurance Company before joining Alea in 1999. Mr Judd is a certified public accountant and has been admitted to the New Jersey Bar Association and the Texas Bar Association. Mr Judd has more than 23 years of industry experience.

Kirk H Lusk (44) Senior Vice President and Group Chief Administrative Officer. Mr Lusk began his career with Travelers in 1983. From 1983 to 1998, Mr Lusk held positions of increasing leadership and responsibility, and ultimately served as Regional Controller for Travelers out of their Denver, Colorado office. Mr Lusk then held several leadership positions at General Electric, most recently at General Electric's Employers Reinsurance Corporation (GE ERC). He joined Alea in 2004 as Senior Vice President, Strategic Planning and Corporate Development, and was promoted to his current position in February 2005. Mr Lusk has 22 years of industry experience.

Stuart K MacKellar (36) Vice President, Finance, Alea Bermuda. After obtaining an honours degree from The University of Sussex, Mr MacKellar qualified as a chartered accountant in 1994. After obtaining his CA designation, Mr MacKellar specialised in the reinsurance industry with KPMG and Centre Solutions before joining Alea in 1999.

Gilles Meyer (47) Executive Vice President, Chief Executive Officer, Alea Europe and joint Group Chief Underwriting Officer. Mr Meyer began his career at Swiss Re in 1982 as a facultative underwriter with particular responsibility for the London market, Africa and Australia. Mr Meyer has over 22 years of experience in the industry and holds master's degrees in both economics and business administration and joined the Group in 1992.

Gary C Prestia (42) Senior Vice President and Chief Executive Officer, Alea North America. Prior to joining the Group in 2005, Mr Prestia held several positions of increasing responsibility at Converium Group, most recently as President of Converium Reinsurance (North America) Inc. (formerly Zurich Reinsurance (North America) Inc.) and Converium Insurance North America Inc. Prior to joining Zurich Reinsurance in 1998, Mr Prestia held management positions in several insurance and reinsurance companies, most recently as Senior Vice President for Transatlantic Re. Mr Prestia has attained CPCU and ARe designations, holds a bachelor of business administration degree and has over 20 years of industry experience.

Tim Riley (37) Senior Vice President, Group Chief Information Officer. Mr Riley started his career in underwriting but moved into information technology, fulfilling a variety of roles in infrastructure and development. In total, Mr Riley has 15 years of industry experience, 11 of those years within information technology. He joined the Group in 1999.

Nigel C Shepherd (42) Senior Vice President and Group Chief Claims Officer. Most recently, Mr Shepherd was Senior Vice President, Claims Operations for Converium Reinsurance. He is admitted to the New York State Bar, holds a B.S. degree in finance, and has attained the CPCU and ARe designations. Mr Shepherd has over 20 years of experience in both insurance and reinsurance and joined the Group in 2003.

Thomas A Weidman (48) Senior Vice President, Group Chief Actuary and joint Group Chief Underwriting Officer. Mr Weidman began his career in 1978 at Aetna Life & Casualty where he held positions of increasing responsibility in the actuarial field, culminating in his position as Assistant Vice President, Planning and Actuarial Services, National Accounts. Mr Weidman then served for five years as Senior Vice President and Chief Actuarial Officer for NAC Reinsurance Corporation. Prior to joining Alea in 2004, Mr Weidman most recently served as Executive Vice President and Actuary at XL Global Services. Mr Weidman is a Fellow in the Casualty Actuarial Society and a member of the American Academy of Actuaries, and has 27 years of industry experience.

SHAREHOLDER INFORMATION

Forward-looking statements
Certain statements made in this report that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing the words 'believes,' 'anticipates,' 'plans,' 'projects,' 'intends,' 'expects,' 'estimates,' 'predicts,' and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this report or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

Registrar
Appleby Corporate Services (Bermuda) Ltd., Canon's Court,
22 Victoria Street, Hamilton HM12, Bermuda. T +1 441 295 1443

United Kingdom transfer agent, paying agent and depositary interests registrar
Shareholders based in the United Kingdom who hold share certificates and holders of depositary interests on the CREST system should contact:

Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham,
Kent BR3 4TU, United Kingdom.
T 0870 162 3100 (within the UK) or +44 20 8639 2157 (outside the UK).

Alea has appointed Capita IRG Plc as a transfer agent in the United Kingdom with the authority to remit transfers to the registrar or the branch registrar in respect of shareholders holding share certificates in the United Kingdom and to act as paying agent for all depositary interest holders and shareholders.

United States transfer agent and branch registrar
Shareholders holding share certificates (other than shareholders based in the United Kingdom) or shares via book entry through our United States Transfer Agent and Branch Registrar should contact:

Mellon Investor Services LLC, Overpeck Centre, 85 Challenger Road,
Ridgefield Park, New Jersey 07660, United States.
T 1 800 522 6645 (within the US) or +1 201 329 8660 (outside the US).

Alea has appointed Mellon Investor Services LLC as a branch registrar to manage the shareholder register, ensuring that all information held about Alea's shareholders is kept up to date.

Changes to personal details
As a shareholder or a holder of a depositary interest in CREST, you may be sent information about Alea. If you are a shareholder based in the United Kingdom who holds share certificates or the holder of depositary interests on the CREST system, it is important to ensure that Capita IRG Plc is kept up to date about any changes to your personal details, such as your name and home address. If you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar, it is important to ensure that Mellon Investor Services LLC is kept up to date about any changes to your personal details, such as your name and home address. Further details are given in the frequently asked questions section.

Internet
The annual report and accounts, interim statements and other useful information on the Company are available through the internet at www.aleagroup.com.

Annual General Meeting
We welcome the views of shareholders and hope that you will be able to attend the Company's Annual General Meeting, which will be held at:

The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road,
Pembroke HM 08, Bermuda.

at 10:00 am on 2 June 2005. The Notice of the Meeting and the Proxy Form accompany this document. If you are unable to attend the Annual General Meeting to ask a question in person, you may write to us at:

Crown House, 3rd Floor, PO Box HM 2983, 4 Par-la-Ville Road,
Hamilton HM 08, Bermuda

or contact us through our Group website at www.aleagroup.com.

Shareholder information
For further information about Alea, please contact Peter Brown, Investor Relations Manager at:

Alea Group, The Corn Exchange, 55 Mark Lane,
London EC3R 7NE, United Kingdom. T +44 (0)20 7621 3383
E peter.brown@aleagroup.com

The Group's share price is shown on the Company's website and on www.londonstockexchange.com.

Registered Office
Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.
T +1 441 295 2244

Worldwide Group Office
Crown House, 3rd Floor, PO Box HM 2983, 4 Par-la-Ville Road,
Hamilton HM 08, Bermuda. T +1 441 296 9150

Registered in Bermuda No. 31408.

FREQUENTLY ASKED QUESTIONS

Q I have recently moved. Who should I tell?

A If you hold depositary interests on the CREST system or are a shareholder based in the United Kingdom who holds share certificates, you should notify Capita IRG Plc in writing at the address on page 78, remembering to clearly state your old address. If you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar, you should notify Mellon Investor Services LLC in writing at the address on page 78, remembering to clearly state your old address. If you hold shares in joint names, the shares will be registered in the name of the person who appears first on your share certificate and the letter must be signed by them.

Q What do I do if I change my name?

A To ensure the depositary interests or shares are registered in your new name, you will need to notify Capita IRG Plc in writing if you hold depositary interests on the CREST system or are a shareholder based in the United Kingdom who holds share certificates. You will need to notify Mellon Investor Services LLC if you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar. You will also need to enclose evidence of the change, for example, a marriage certificate or change of name deed (please do not send the original), or a certified name change document if you are a company or other entity, together with your share certificates, if applicable, and any uncashed dividend cheques. New documents can then be issued in the correct name.

Q My share certificate has been lost/stolen. What should I do to obtain a replacement?

A You should immediately inform Capita IRG Plc if you are a shareholder based in the United Kingdom, or Mellon Investor Services LLC if you are not a shareholder based in the United Kingdom. They will require you to pay an administration charge, and they will send you a form of indemnity. The indemnity is required to protect Alea from the potential misuse of the missing share certificate and must be returned before a new certificate can be issued.

Q I would like to transfer shares to someone I know. How do I arrange this?

A As these transactions do not involve a stockbroker, you can use a stock transfer form. You can obtain a form from Capita IRG Plc if you are a shareholder based in the United Kingdom who holds share certificates. You can obtain a form from Mellon Investor Services LLC if you otherwise hold share certificates or shares via book entry through our United States transfer agent and branch registrar.

Q My partner/relative has died. What should I do about their shareholding?

A Contact Capita IRG Plc if your partner/relative held depositary interests on the CREST system or was a shareholder based in the United Kingdom who held share certificates and they will guide you through what you need to do. Contact Mellon Investor Services LLC if your partner/relative otherwise held share certificates or shares via book entry through our United States transfer agent and branch registrar, and they will guide you through what you need to do.

Q I receive multiple sets of information whenever you send anything to me. How can I make sure that in the future only one copy is sent?

A If you have acquired shares on more than one occasion, your shareholdings may have been recorded on the share register with slightly different details. As a result, two or more accounts may have been set up for you. Sometimes we need to maintain more than one account, for example, if you hold shares in your own name and also in joint names with your partner; however sometimes multiple accounts can be amalgamated. Please notify Capita IRG Plc or Mellon Investor Services LLC, as appropriate, of any accounts you believe should be amalgamated. They will do so if it is possible.

Q Can I elect to receive my dividend payment in a currency other than US Dollars?

A Yes. Shareholders will have the option to receive their dividends in US Dollars, British Pounds or Swiss Francs. Shareholders may make currency elections by returning a currency election form to the paying agent, Capita IRG Plc, by 13 May 2005. A currency election form can be obtained from Capita IRG Plc. If no election is made, shareholders will receive US Dollars. If a shareholder submitted a currency election form in connection with the payment of the interim dividend, they will continue to be paid in accordance with that election unless they submit a new form to Capita IRG Plc prior to 13 May 2005. The British Pound or Swiss Franc equivalent of the final dividend will be calculated by reference to an exchange rate prevailing on 20 May 2005. Dividend cheques will be drawn on a UK bank account.

FINANCIAL CALENDAR

March
16 March 2005
Announcement of results for 2004

May
11 May 2005
Ex dividend date for final ordinary dividend for 2004

13 May 2005
Record date for final ordinary dividend for 2004

June
2 June 2005
Annual General Meeting

10 June 2005
Payment of final ordinary dividend for 2004

September
8 September 2005*
Announcement of results for six months ending 30 June 2005 and of interim ordinary dividend for 2005

October
12 October 2005*
Ex dividend date for interim ordinary dividend for 2005

14 October 2005*
Record date for interim ordinary dividend for 2005

November
11 November 2005*
Payment of interim ordinary dividend for 2005

March
14 March 2006*
Announcement of results for 2005 and of recommended final ordinary dividend

* Provisional date